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Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION, DATED DECEMBER    , 2004

Exhibit 99.1

Filed pursuant to Rule 424(b)(    )
File No. 333-

Form of Preliminary Prospectus Supplement
(To Prospectus dated            , 2004)

                         Shares

Common Stock

        We are offering                        shares of our common stock.

        Our common stock is quoted on the Nasdaq National Market under the symbol "ALSK." The last reported sale price of our common stock on the Nasdaq National Market on [                        ], 200[    ] was $[    ] per share.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page S-8 of this prospectus supplement and page 2 of the accompanying prospectus.

	Price to Public		Underwriting Discounts and Commissions		Proceeds, Before Expenses, to Alaska Communications Systems Group, Inc.
Per share	$	[ ]	$	[ ]	$	[ ]
Total	$	[ ]	$	[ ]	$	[ ]

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

        We have granted the underwriter the right to purchase up to [            ] additional shares of our common stock to cover any over-allotments. The underwriter is offering the shares of our common stock as set forth in "Underwriting." The underwriter expects to deliver the shares of common stock to investors on or about [                        ], 200[    ].

                        , 200[    ]

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT	S-ii
SUMMARY	S-1
RISK FACTORS	S-8
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	S-21
INDUSTRY, MARKET SHARE AND OTHER INFORMATION	S-23
USE OF PROCEEDS	S-24
CAPITALIZATION	S-25
DILUTION	S-26
DIVIDEND POLICY AND RESTRICTIONS	S-27
SELECTED HISTORICAL FINANCIAL DATA	S-34
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION	S-36
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	S-42
BUSINESS	S-63
REGULATION	S-76
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	S-86
UNDERWRITING	S-90
LEGAL MATTERS	S-91

PROSPECTUS

PROSPECTUS SUMMARY	1
RISK FACTORS	2
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	15
INDUSTRY, MARKET SHARE AND OTHER INFORMATION	16
DILUTION	16
USE OF PROCEEDS	17
SELLING STOCKHOLDERS	17
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION	20
PLAN OF DISTRIBUTION	22
DESCRIPTION OF CAPITAL STOCK	25
LEGAL MATTERS	26
EXPERTS	27
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	27
WHERE YOU CAN FIND MORE INFORMATION	28

        We are offering to sell, and are seeking offers to buy, the common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for that person to make an offer or solicitation.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering.

        If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement.

        You should rely on the information contained or incorporated by reference in the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as the information contained in any document incorporated by reference, is accurate as of the date of each such document only, unless the information specifically indicates that another date applies. Our business, financial condition, results of operations and prospects may have changed since that date.

        Information contained in or connected to our web site does not constitute part of this prospectus supplement or the accompanying prospectus.

        Alaska Communications Systems Group, Inc., our logo and other trademarks mentioned in this prospectus supplement are the property of their respective owners.

        Unless the context otherwise requires, the terms "we," "our," "us," "the company," "the registrant" and "ACS Group" refer to Alaska Communications Systems Group, Inc. and its consolidated subsidiaries. Any reference to "ACSH" refers to our wholly owned subsidiary, Alaska Communications Systems Holdings, Inc., and its consolidated subsidiaries, unless otherwise indicated.

ii

SUMMARY

OUR BUSINESS

        We are the leading facilities-based telecommunications services provider and largest local exchange carrier (LEC) in Alaska and the 13th largest LEC in the United States. We offer consumer and business customers throughout the state a diverse mix of telecommunications services, including local telephone, wireless, Internet, and long distance services using our own network, as well as video entertainment through our partnership arrangement with DISH Network, a leading satellite service provider. We offer our telecommunications services under a single brand name, Alaska Communications Systems. As of September 30, 2004, we had 388,913 retail relationships and, including retail and wholesale, served 95,529 wireless subscribers, 301,684 local telephone access lines, 44,334 long distance customers and 46,291 Internet subscribers (including 22,592 high-speed digital subscriber line, or DSL, subscribers).

        We began operations in May 1999 when we completed the acquisition and integration of four local telephone companies in Alaska. Each of the businesses we purchased had been operating in its local markets for over 50 years. Since 1999, we have invested in upgrading our network and service capabilities and improved our cost management in our operations. As a result, our business has generated stable revenues and cash flows since 2000, with consolidated cash flow from operations of $50.4 million for the year ended December 31, 2003 and $38.7 million for the nine months ended September 30, 2004. We have generated a net loss from operations during each year since 1999 and we currently have substantial indebtedness and an accumulated deficit of $286.0 million as of September 30, 2004.

        Our principal offices are located at 600 Telephone Avenue, Anchorage, Alaska 99503. Our telephone number is (907) 297-3000.

RECENT DEVELOPMENTS

        On October 28, 2004, we announced the initiation of a quarterly cash dividend and the withdrawal of our previously filed registration statements relating to an initial public offering of income deposit securities, or IDSs. Our board of directors has established an initial dividend policy at an annual rate of $0.74 per share, payable quarterly. Our first quarterly cash dividend will be $0.185 per share and will be payable on January 19, 2005 to our stockholders of record at the close of business on December 31, 2004. You will not receive this first quarterly cash dividend with respect to any shares you purchase in the offering.

THE OFFERING

Issuer	Alaska Communications Systems Group, Inc.
Common stock offered by us	[ ] shares
Common stock outstanding after this offering, not including exercise of the overallotment option	[ ] shares
Overallotment
We have granted the underwriters an option to purchase up to [ ] shares of our common stock to cover overallotments, if any. If the underwriters exercise in full their overallotment option, we will offer an aggregate of [ ] shares and we will have approximately [ ] shares of our common stock outstanding after this offering.
Use of proceeds	We intend to use the net proceeds from this offering of common stock to [ ]. See "Use of Proceeds."
Listing	Nasdaq National Market
Nasdaq National Market symbol	ALSK

        Unless otherwise indicated, all share information in this prospectus supplement is based on the number of shares of common stock outstanding as of [            , 2005] and excludes [          ] shares reserved for issuance under outstanding options as of [                        , 2005] and assumes the underwriters have not exercised their overallotment option.

        Unless we specifically state otherwise, all information in this prospectus supplement assumes no exercise by the underwriters of their overallotment option.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

        The summary historical financial data as of December 31, 2000, 2001, 2002 and 2003, and for the years ended December 31, 2000, 2001, 2002 and 2003, have been derived from our audited consolidated financial statements for those years. The audited consolidated financial statements for the year ended December 31, 2000 have not been incorporated by reference in the accompanying prospectus. The audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 have been incorporated by reference in the accompanying prospectus. The summary historical financial data for the nine months ended September 30, 2003 and 2004 have been derived from our unaudited interim condensed consolidated financial statements, which have been incorporated by reference in the accompanying prospectus, and have been prepared on a basis consistent with our annual consolidated financial statements. In our opinion, the financial data for the nine months ended September 30, 2003 and 2004 reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of our financial position, results of operations and cash flows as of and for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

        The unaudited pro forma statement of operations data for the year ended December 31, 2003 assumes that the sale of substantially all of our published yellow page directory advertising business in Alaska (our "Directories Business"), this offering of shares of our common stock (assuming the underwriters do not exercise their overallotment option), and the use of our net proceeds to [                        ] had occurred on January 1, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information on our Directories Business.

        The unaudited pro forma financial data as of and for the nine months ended September 30, 2004 assumes that the offering of shares of our common stock (assuming the underwriters do not exercise their overallotment option) and the use of our net proceeds to [                        ] had occurred on September 30, 2004, in the case of summary unaudited pro forma balance sheet data and other data, and on January 1, 2003, in the case of summary unaudited pro forma statement of operations data.

        The unaudited pro forma data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transaction described above actually been completed on the date indicated and does not purport to indicate balance sheet data, results of operations, cash flows, or other data as of any future date or for any future period.

        The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Information," and our consolidated financial statements and related notes thereto, which have been incorporated by reference in the accompanying prospectus for the years ended December 31, 2001, 2002 and 2003 our unaudited condensed consolidated financial statements and related notes thereto, which have been incorporated by reference in the accompanying prospectus for the nine months ended September 30, 2003 and 2004, and our consolidated financial statements and related notes thereto, which are not incorporated by reference in the accompanying prospectus for the year ended December 31, 2000.

								Pro Forma Nine Months Ended September 30, 2004
					Nine Months Ended September 30,		Pro Forma Year Ended December 31, 2003
	Year Ended December 31,
	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
Statements of operations data:
Operating revenues(1)	$311,366	$328,525	$340,144	$323,548	$246,010	$227,332	$	$
Operating expenses(2)	277,598	281,402	360,745	360,775	286,301	218,436
Loss (gain) on disposal of assets(3)	—	—	2,163	(112,622)	(112,507)	2,825

Operating income (loss)	33,768	47,123	(22,764)	75,395	72,216	6,071
Interest expense(4)	(64,559)	(60,157)	(51,704)	(71,470)	(51,390)	(38,914)
Interest income and other(5)	6,609	3,250	2,203	(10,191)	(10,837)	614
Equity in income (loss) of investments	(303)	69	—	783	628	—

								Pro Forma Nine Months Ended September 30, 2004
					Nine Months Ended September 30,		Pro Forma Year Ended December 31, 2003
	Year Ended December 31,
	2000	2001	2002	2003	2003	2004
	(dollars in thousands except per share amounts)
Income (loss) before income taxes, discontinued operations and cumulative effect of change in accounting principle	(24,485)	(9,715)	(72,265)	(5,483)	10,617	(32,229)
Income tax expense (benefit)	(197)	(195)	—	1,095	—	—

Income (loss) from continuing operations	(24,288)	(9,520)	(72,265)	(6,578)	10,617	(32,229)
Loss from discontinued operations(6)	(917)	(1,718)	(7,632)	(52)	(52)	—

Income (loss) before cumulative effect of change in accounting principle	(25,205)	(11,238)	(79,897)	(6,630)	10,565	(32,229)
Cumulative effect of change in accounting principle(7)	—	—	(105,350)	—	—	—

Net income (loss)	$(25,205)	$(11,238)	$(185,247)	$(6,630)	$10,565	$(32,229)	$	$

Income (loss) per share—basic and diluted
Income (loss) from continuing operations	$(0.74)	$(0.30)	$(2.30)	$(0.22)	$0.35	$(1.10)	$	$
Loss from discontinued operations	(0.03)	(0.06)	(0.24)	(0.00)	(0.00)	—
Cumulative effect of change in accounting principle	—	—	(3.35)	—	—	—

Net income (loss)	$(0.77)	$(0.36)	$(5.89)	$(0.22)	$0.35	$(1.10)	$	$

Weighted average shares outstanding (in thousands):
Basic	32,654	31,523	31,464	29,980	30,165	29,418

Diluted	32,654	31,523	31,474	29,980	30,165	29,418

Balance sheet data (at end of periods):
Cash and cash equivalents	$61,896	$41,012	$18,565	$97,798	$121,160	$79,689	$	$
Working capital(8)	53,105	31,214	21,893	94,872	115,460	76,182
Total assets	953,660	949,095	752,509	685,391	701,069	641,672
Total obligations, including current portion	614,004	611,250	607,763	550,220	551,059	533,264
Total stockholders' equity (deficit)	215,380	191,687	8	1,860	11,577	(28,265)
Statements of cash flows data:
Net cash provided by operating activities	$49,589	$76,679	$65,984	$50,411	$50,470	$38,734	$	$
Net cash provided (used) by investing activities	(75,795)	(95,899)	(79,728)	106,517	128,287	(39,139)
Net cash provided (used) by financing activities	(13,892)	(1,664)	(8,703)	(77,695)	(76,162)	(17,704)
Other financial data:
Indenture EBITDA(11)	$101,295	$110,364	$100,997	$105,410	$77,963	$79,803	$	$
Depreciation and amortization	71,755	79,108	82,940	82,185	66,735	57,686
Goodwill impairment loss	—	—	64,755	—	—	—
Capital expenditures	72,253	87,582	71,464	50,744	29,875	38,084
Asset impairment losses:
Operating	—	—	—	54,858	54,539
Non-operating	—	—	—	15,924	15,924	—
Other non-financial data (at end of periods):
Local telephone
Retail access lines	272,936	261,002	236,148	220,818	221,956	209,414
Wholesale access lines	17,303	22,859	22,148	19,157	18,803	17,498
Unbundled network elements	39,221	49,062	64,711	74,246	72,441	74,772

Total local telephone access lines	329,460	332,923	323,007	314,221	313,200	301,684

								Pro Forma Nine Months Ended September 30, 2004
					Nine Months Ended September 30,		Pro Forma Year Ended December 31, 2003
	Year Ended December 31,
	2000	2001	2002	2003	2003	2004
Wireless(9)
Estimated covered population	462,057	468,622	478,413	480,422	478,413	480,422
Subscribers	75,933	80,120	82,220	87,017	83,993	95,529
Penetration	16.4%	17.1%	17.2%	18.1%	17.6%	19.9%
Average monthly churn	1.6%	1.5%	1.7%	1.5%	1.9%	1.7%
Average revenue per unit	$46.03	$44.74	$44.33	$45.84	$43.47	$47.43
Internet(10)
DSL subscribers	3,269	7,041	12,590	17,780	16,294	22,592
Total subscribers	45,865	46,476	46,381	46,057	45,351	46,291

(1)
For the year ended December 31, 2002, operating revenues include $11,066 of previously deferred interstate access revenue related to a dispute that was recognized during the year based on a favorable ruling by the District of Columbia Court of Appeals.

(2)
For the year ended December 31, 2000, operating expenses include $5,288 of unusual charges, which consisted of $3,019 of severance and restructuring charges, $1,451 of costs incurred in connection with an attempted acquisition, and $818 related to a legal settlement. Operating expenses for the year ended December 31, 2002 include a $64,755 charge related to the impairment of goodwill incurred as a result of our annual goodwill impairment analysis, the write-off of $875 related to a previously deferred regulatory asset, $1,000 of severance and restructuring related costs, and $325 of other costs. For the year ended December 31, 2003, we recorded $54,858 in contract termination and asset impairment charges, $4,445 in recruiting, severance and restructuring costs, and $1,029 in acquisition and other costs, all of which are included in operating expenses. For the nine months ended September 30, 2004, operating expenses include $3,416 of recruiting, severance and restructuring costs and $2,497 of consulting costs incurred in connection with the restructuring.

(3)
For the year ended December 31, 2003, we recognized a gain on disposition of our Directories Business of $113,518.

(4)
As a result of the refinancing of a portion of our debt in August 2003, we incurred a $13,052 write-off of deferred financing costs that is included in interest expense for the year ended December 31, 2003. As a result of exercising a call on our 13% senior discount debentures due 2011, we included a call premium of $1,125 and wrote off $330 of deferred financing cost and $1,968 of original issue discount that are included in interest expense for the nine months ended September 30, 2004.

(5)
Included in interest income and other for the year ended December 31, 2003 is an impairment charge of $15,924 on non-operating assets and a gain on foreign exchange of $4,261.

(6)
In March of 2002, we approved a plan to discontinue and sell our wireless television operations. As a result, the operating income and expense of this segment has been classified as a discontinued operation for all periods presented.

(7)
Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. As a result of this adoption, we recorded a goodwill impairment charge of $105,350 on January 1, 2002 as a cumulative effect of a change in accounting principle.

(8)
"Working capital" represents total current assets less total current liabilities.

(9)
"Estimated covered population" is based on information compiled from population data published by the State of Alaska on an annual basis. "Subscribers" represents unique activated phone numbers on our wireless system. "Penetration" represents the percentage of the estimated covered population that are subscribers. "Churn" represents the percentage of total subscribers who leave or switch to another service provider. "Average Revenue Per Unit" represents the average monthly revenue per wireless subscriber.

(10)
"DSL subscribers" represents unique activated digital subscriber lines. "Total subscribers" represents unique activated dial-up accounts plus DSL subscribers.

(11)
The indentures governing our 9 3/8% senior subordinated notes due 2009 and the 9 7/8% senior notes due 2011, together the ACSH notes, contain various restrictive covenants, including several that are based on a ratio of debt to a defined measure of our cash flow referred to as EBITDA, which is net income (loss) adjusted to exclude interest, taxes, depreciation and amortization, certain non-cash charges, any extraordinary or otherwise nonrecurring gain or loss, and certain other items. We refer to this formulation of EBITDA, as adjusted in accordance with calculating this ratio, as "Indenture EBITDA." The indentures governing the ACSH notes provide that we must satisfy this ratio in order to enter into certain types of transactions, including the incurrence of additional indebtedness, the making of dividends to ACS Group by ACSH and other "restricted payments" and the completion of mergers and consolidations. Indenture EBITDA is included in this prospectus supplement to provide additional information with respect to our ability to make dividends and to incur debt.

While Indenture EBITDA and similar variations thereof are frequently used as a financial measure of operations and of ability to meet debt service or distribution requirements, these terms are not necessarily comparable to other similarly titled financial measures of other companies due to the potential inconsistencies in the method of calculation. Indenture EBITDA is a financial measure that is not prescribed by accounting principles generally accepted in the United States, or GAAP. As such, we encourage investors not to use this financial measure as a substitute for the determination of net income, operating cash flow or other similar GAAP financial measures of operating performance, and to use it primarily for the purpose of determining covenant compliance described above.

  We have reconciled net cash provided by operating activities, a comparable GAAP financial measure, to Indenture EBITDA in the following table:

					Nine Months Ended September 30,			Pro Forma Nine Months Ended September 30, 2004
							Pro Forma Year Ended December 31, 2003
	2000	2001	2002	2003	2003	2004
	(Dollars in thousands)
Net cash provided by operating activities	$49,589	$76,679	$65,984	$50,411	$50,470	$38,734	$—	$—
Net cash used in discontinued operation	407	1,015	649	41	41	—
Adjustments to reconcile net cash provided by operating activities to net income (loss):
Loss on discontinued operations	(917)	(1,718)	(7,632)	(52)	(52)	—
Cumulative effect of change in accounting principle	—	—	(105,350)	—	—	—
Depreciation and amortization	(71,755)	(79,108)	(82,940)	(82,185)	(66,735)	(57,686)	—	—
Gain (loss) on disposal of assets and asset impairment charges, net	—	—	(2,163)	48,863	48,748	(2,825)
Goodwill impairment loss	—	—	(64,755)	—	—	—
Amortization of debt issuance costs, original issue discounts and warrants	(4,872)	(4,644)	(4,524)	(17,048)	(16,113)	(5,003)
Non-cash stock based compensation expense	—	—	—	(900)	—	—
Investment tax credits	197	195	—	—	—	—
Other non-cash expenses	—	—	—	(4,118)	—	—
Other deferred credits	1,141	(418)	(3,073)	(1,643)	(1,744)	(1,570)
Changes in components of working capital:
Accounts receivable and other current assets	5,649	(95)	4,722	(7,451)	(9,055)	(5,096)
Accounts payable and other current liabilities	(3,560)	(5,530)	12,460	6,380	4,448	772
Other	(1,084)	2,386	1,375	1,072	557	445	—	—

Net income (loss)	(25,205)	(11,238)	(185,247)	(6,630)	10,565	(32,229)	—	—
Add (subtract):
Interest expense	64,559	60,157	51,704	71,470	51,390	38,914
Income tax expense (benefit)	(197)	(195)	—	1,095	—	—
Depreciation and amortization	71,755	79,108	82,940	82,185	66,735	57,686
Cumulative effect of change in accounting principle(7)	—	—	105,350	—	—	—	—	—
Goodwill impairment loss	—	—	64,755	—	—	—
Asset impairment losses:
Operating	—	—	—	54,858	54,539	5,402
Non-operating	—	—	—	15,924	15,924	—
Gain on foreign exchange	—	—	—	(4,261)	(4,261)	—	—
Pension expense, net of pension funding				238	—	549
Stock based compensation	—	—	—	900	—	—
Recruiting, severance and restructuring costs	3,019	—	1,000	4,445	2,536	3,416
Litigation reserves	—	—	—	3,880	—	743
Acquisition costs and other	2,269	—	1,200	1,029	—	2,497
Previously deferred access revenue	—	—	(11,066)	—	—	—
Loss from discontinued operations	917	1,718	7,632	52	52	—	—	—
Income from disposed of Directories Business	(15,822)	(19,186)	(19,434)	(7,153)	(7,010)	—
Loss (gain) on disposal of assets	—	—	2,163	(112,622)	(112,507)	2,825

Indenture EBITDA(i)	$101,295	$110,364	$100,997	$105,410	$77,963	$79,803	$—	$—

    (i) On September 15, 2003, we received notification from the State of Alaska that the state was terminating the Telecommunications Partnering Agreement with us and was initiating disentanglement procedures under the contract.

    We subsequently negotiated and agreed to a settlement agreement effective October 14, 2003. As of March 31, 2004, we completed all of our settlement agreement disentanglement obligations. All services provided by us to the State of Alaska after December 31, 2003 either have been transitioned to other service providers, at the State of Alaska's direction, or transitioned to our current commercial rates for such services. We incurred a net loss on the services provided to the State of Alaska under the contract of $5,783, $5,726 and $5,389, respectively, for the years ended December 31, 2002 and 2003, and for the nine months ended September 30, 2003, which are not reflected in the calculation of Indenture EBITDA. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Alaska Communications Systems Group" for more information.

RISK FACTORS

        YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND OTHER INFORMATION INCLUDED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN EVALUATING US AND OUR BUSINESS. IF ANY OF THE EVENTS DESCRIBED BELOW OCCUR, OUR BUSINESS AND FINANCIAL RESULTS COULD BE ADVERSELY AFFECTED IN A MATERIAL WAY. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, PERHAPS SIGNIFICANTLY.

Risks Related to Our Common Stock

ACS Group is a holding company and relies on dividends, interest and other payments, advances and transfer of funds from its subsidiaries to meet its debt service and pay dividends.

        ACS Group has no direct operations and no significant assets other than ownership of 100% of the stock of ACSH. Because we conduct our operations through our direct and indirect subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, including to pay dividends with respect to our common stock. Legal restrictions applicable to our subsidiaries and contractual restrictions in our credit facilities and the indentures governing the 9 3/8% senior subordinated notes due 2009 and the 9 7/8% senior notes due 2011 issued by ACSH (together, the "ACSH notes"), and other agreements governing current and future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries may not be sufficient to pay dividends on the common stock.

Our dividend policy may limit our ability to pursue growth opportunities.

        Our board of directors has adopted a dividend policy which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders. As a result, we may not retain a sufficient amount of cash to finance a material expansion of our business, or to fund our operations consistent with past levels of funding in the event of a significant business downturn. In addition, because a significant portion of cash available to pay dividends will be distributed to holders of our common stock under our dividend policy, our ability to pursue any material expansion of our business, including through acquisitions or increased capital spending, will depend more than it otherwise would on our ability to obtain third party financing. We cannot assure you that such financing will be available to us at all, or at an acceptable cost. See "Dividend Policy and Restrictions."

You may not receive the level of dividends provided for in our dividend policy or any dividends at all.

        We are not obligated to pay dividends. Our board of directors may, in its absolute discretion, amend or repeal the dividend policy which may result in the decrease or discontinuation of dividends. Future dividends with respect to shares of our capital stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant. Additionally, Delaware law and the terms of our credit facilities and the indentures governing the indentures governing the ACSH notes may limit or completely restrict our ability to pay dividends.

        We might not generate sufficient cash from operations in the future to pay dividends on our common stock in the intended amounts or at all. Our board of directors may decide not to pay dividends at any time and for any reason. Our dividend policy is based upon our directors' current assessment of our business and the environment in which we operate, and that assessment could change based on competitive or technological developments (which could, for example, increase our need for capital expenditures), new growth opportunities or other factors. If our cash flows from operations for future periods were to fall below our minimum expectations, we would need either to reduce or eliminate dividends or, to the extent permitted under the terms of our credit facilities and the ACSH notes, fund a portion of our dividends with borrowings or from other sources. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively affect our financial condition, results of operations, liquidity, ability to maintain or expand our business and ability to fund dividends. Our board is free to depart from or change our dividend policy at any time and could do so, for example, if it were to determine that we had insufficient cash to take advantage of growth opportunities. In addition, our credit facilities and the indentures governing the ACSH notes contain limitations on our ability to pay dividends. The reduction or elimination of dividends may negatively affect the market price of our common stock. See "Dividend Policy and Restrictions."

Our substantial indebtedness could adversely affect our financial health and restrict our ability to pay dividends on our common stock and adversely affect our financing options and liquidity position.

        We have now and, after giving effect to the sale of the shares of common stock in this offering and the use of proceeds therefrom, will continue to have a substantial amount of indebtedness. After giving effect to the sale of the shares of common stock sold in this offering and the use of proceeds therefrom, as of September 30, 2004 we would have had total long-term obligations of $[        ] million and a net loss for the nine months ended September 30, 2004 of $[      ] million.

        Our substantial level of indebtedness could have important consequences for you as a holder of our common stock. For example, our substantial indebtedness could:

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, future business opportunities and other general corporate purposes;

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  limit our flexibility to plan, adjust or react to changing economic, market or industry conditions, reduce our ability to withstand competitive pressures, and increase our vulnerability to general adverse economic and industry conditions;

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  place us at a competitive disadvantage to many of our competitors who are less leveraged than we are;

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  limit our ability to borrow additional amounts for working capital, capital expenditures, future business opportunities, including strategic acquisitions and other general corporate requirements or hinder us from obtaining such financing on terms favorable to us or at all;

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  limit our ability to refinance our indebtedness.

        The terms of our credit facilities and the terms of our other indebtedness, including the indentures governing the ACSH notes, allow us and our subsidiaries to incur additional indebtedness upon the satisfaction of certain conditions. If new indebtedness is added to current levels of indebtedness, the related risks described above could intensify.

Our debt instruments include restrictive and financial covenants that limit our operating flexibility.

        Our credit facilities will require us to maintain certain financial ratios and our credit facilities and the indentures governing the ACSH notes contain covenants that, among other things, restrict our ability to take specific actions, even if we believe such actions are in our best interest. These include restrictions on our ability to:

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  issue certain preferred or redeemable capital stock;

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  incur debt;

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  create liens;

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  pay dividends or distributions on, redeem or repurchase our capital stock;

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  make certain types of investments, loans, advances or other forms of payments;

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  issue, sell or allow distributions on capital stock of specified subsidiaries;

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  prepay or defease specified indebtedness, including the notes;

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  enter into transactions with affiliates; or

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  merge, consolidate or sell our assets.

        These restrictions could limit our ability to obtain financing, make acquisitions or fund capital expenditures, withstand downturns in our business or take advantage of business opportunities. A breach of any of these covenants, ratios or tests could result in a default under our credit facilities. Upon the occurrence of an event of default under our credit facilities, the lenders could elect to declare all amounts outstanding under our credit facilities to be immediately due and payable. If the lenders accelerate the payment of the indebtedness under our credit facilities, our assets may not be sufficient to repay in full this indebtedness and our other indebtedness.

We will require a significant amount of cash to service our indebtedness, pay dividends and fund our other liquidity needs. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, including amounts borrowed under our credit facilities, to pay dividends and to fund planned capital expenditures and any strategic acquisitions we may make, if any, will depend on our ability to generate cash in the future. We cannot assure you that our business will generate sufficient cash flow from operations in the future, that our currently anticipated growth in revenues and cash flow will be realized on schedule or that future borrowings will be available to us in an amount sufficient to enable the repayment of our indebtedness, pay dividends or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the ACSH notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including the ACSH notes and the credit facilities, on commercially reasonable terms or at all. If we are unable to refinance our debt or obtain new financing under these circumstances, we would have to consider other options, including:

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  sales of certain assets to meet our debt service requirements;

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  sales of equity; and

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  negotiations with our lenders to restructure the applicable debt.

        If we are forced to pursue any of the above options our business and/or the value of our common stock could be adversely affected.

Future sales, or the possibility of future sales, of a substantial amount of our common stock may depress the price of the shares of our common stock.

        Future sales, or the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock, and could impair our ability to raise capital through future sales of equity securities.

        If we or our existing stockholders sell substantial amounts of our common stock in the public market or if there is a perception that these sales may occur, the market price of our common stock could decline. As of December 15, 2004, we would have had 45,647,147 shares of common stock outstanding assuming all shares offered under this prospectus supplement have been issued and assuming no exercise of outstanding options to purchase common stock. Substantially all of these shares will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by "affiliates" of ours as such term is defined in Rule 144 of the Securities Act.

        We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments.

Possible volatility in the price of our common stock could negatively affect us and our stockholders.

        The trading price of our common stock may be volatile in response to a number of factors, many of which are beyond our control, including actual or anticipated variations in quarterly financial results, changes in financial estimates by securities analysts and announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments. For example, following our announcement in October 2004 of our dividend policy, the trading price of our common stock increased significantly. In addition, our financial results may be below the expectations of securities analysts and investors. If this were to occur, the market price of our common stock could decrease, perhaps significantly. Additionally, prior to this offering, there has been a limited public market for our common stock. The limited liquidity for holders of our common stock may add to the volatility of the trading price of our common stock. These effects could materially adversely affect the trading market and prices for our common stock, as well as our ability to issue additional securities or to secure additional financing in the future.

        In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may negatively affect the price of our common stock, regardless of our operating performance.

Your interests may conflict with those of our current stockholders.

        Our largest stockholders, Fox Paine & Company, LLC (together, "Fox Paine"), beneficially own 64% of our outstanding common stock. As a result, Fox Paine currently has the ability to exert significant influence over the outcome of matters requiring stockholder approval, including:

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  the election of our directors and the directors of our subsidiaries;

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  the amendment of our charter or by-laws; and

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  the adoption or prevention of mergers, consolidations or the sale of all or substantially all of our assets or our subsidiaries' assets.

        Our certificate of incorporation does not expressly prohibit action by written consent of stockholders. As a result, to the extent Fox Paine owns more than 50% of our total voting power, Fox Paine would be able to take any action to be taken by stockholders without the necessity of holding a meeting. Finally, Fox Paine may make significant investments in other telecommunications companies. Some of these companies may compete with us. Fox Paine and its affiliates are not obligated to advise us of any investment or business opportunities of which they are aware, and they are not restricted or prohibited from competing with us.

Our largest stockholders are registering the sale of all of their shares of our common stock and their interest in selling those shares may conflict with our other stockholders.

        Fox Paine has registered the sale of all of the shares of our common stock that it holds. If Fox Paine sells substantial amounts of our common stock, the market price of our common stock may fall. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Additionally, the interests of Fox Paine in selling its shares may conflict with your interests. Assuming Fox Paine sells all of its shares of our common stock that are being registered, this will effectively cause a change in the ability to control matters requiring stockholder approval and Fox Paine would no longer have the ability to exert as much influence over matters affecting us.

The limited liquidity of the trading market for our common stock may affect the trading price of our common stock.

        As of December 15, 2004, we had 30,647,147 shares of our common stock issued and outstanding and eligible to be traded on the Nasdaq National Market. Currently, only approximately 11 million of these shares are freely tradable without restriction. As a result, the trading market for our common stock is limited. There can be no assurance that we will sell enough of our common stock to create a liquid trading market for our common stock. It is more likely for common stock issued in larger aggregate numbers of shares to trade more favorably than similar common stock issued in smaller aggregate number of shares because of the increased liquidity created by higher trading volumes resulting from larger issuances. There can be no assurance as to the liquidity of any market for our common stock, the ability of the holders of our common stock to sell any of their common stock and the price at which the holders of our common stock would be able to sell any of our common stock.

If you purchase shares of our common stock, you will experience immediate and substantial dilution.

        Investors purchasing common stock in the offering will experience immediate and substantial dilution in the net tangible book value of their shares. Additional dilution will occur upon exercise of outstanding stock options. If we seek additional capital in the future, the issuance of shares of common stock or securities convertible into shares of common stock in order to obtain such capital may lead to further dilution of your equity investment. See "Dilution."

Ownership change will limit our ability to use certain losses for U.S. federal income tax purposes and may increase our tax liability.

        As of September 30, 2004, we had net operating loss carryforwards, or NOLs, of approximately $135 million, which are due to expire in the years 2020 through 2024. These NOLs may be used to offset future taxable income through 2024 and thereby reduce our U.S. federal income taxes otherwise payable. Section 382 of the Internal Revenue Code of 1986, as amended, imposes an annual limit on the ability of a corporation that undergoes an "ownership change" to use its NOLs to reduce its tax liability. It is possible that the transactions described in this offering, either on a stand alone basis or when combined with future transactions (including issuances of new shares of our common stock and sales of shares of our common stock), will cause us to undergo an ownership change. In that event, we would not be able to use our pre-ownership-change NOLs in excess of the limitation imposed by Section 382. Such limitation is generally determined by multiplying the company's equity value and the long term tax exempt rate at the time of the ownership change.

Risks Related to Our Business

Our business is subject to extensive governmental legislation and regulation. Applicable federal and state legislation and regulations and changes to them could adversely affect our business.

        We operate in a heavily regulated industry, and most of our revenues come from the provision of services regulated by the Federal Communications Commission, or the FCC, and the Regulatory Commission of Alaska, or the RCA. Laws and regulations applicable to us and our competitors may be, and have been, challenged in the courts, and could be changed by legislation or regulatory orders at any time. We cannot predict the impact of future developments or changes to the regulatory environment or the impact such developments or changes would have on us.

        There are a number of FCC and RCA rules under review that could have a significant impact on us. For example, many of the FCC's rules with regard to the provisioning of unbundled network elements, or UNEs, and other LEC interconnection rules were revised by the FCC in 2003, on

August 20, 2004, again on December 15, 2004, and are subject to further proceedings at the FCC. An appellate court recently vacated, remanded and upheld different portions of the FCC's 2003 order and several parties are expected to challenge the 2004 decisions in court. Court rulings, further FCC actions or new legislation in this area could affect our obligation to provide UNEs and the prices we receive for the UNEs. Changes to intercarrier compensation that could affect our access revenues are also likely over the next few years. The FCC and Congress are also looking at universal service fund contribution and disbursement rules that are likely to affect the amount and timing of our contributions to and receipt of universal service funds; our obligations may increase and/or our revenue may decline, and our competitors may receive greater payments. Further, most FCC and RCA telecommunications decisions are subject to substantial delay and judicial review. These delays and related litigation create risk associated with uncertainty over the final direction of federal and state policies.

As the incumbent local exchange carrier, or ILEC, in our service areas, we are subject to legislation and regulation that are not applicable to our competitors.

        Existing federal and state rules impose obligations and limitations on us, as the incumbent local telephone company, or ILEC, that are not imposed on our competitors. Federal obligations to share facilities, file and justify tariffs, maintain certain types of accounts, and file certain types of reports are all examples of disparate regulation. Similarly, state regulators impose accounting and reporting requirements and service obligations on us that do not exist for our competitors. In addition, state regulators have imposed greater tariffing standards and obligations on us than on our competitors. The requirement to disclose proposed tariffs six to 12 months before they go into effect has enabled our competitors to plan competitive responses before we are able to implement new rates, diminishing our ability to compete in the marketplace. As our business becomes increasingly competitive, the continued regulatory disparity could impede our ability to compete in the marketplace, which could have a material adverse effect on our business.

A reduction by the RCA or the FCC of the rates we charge our customers would reduce our revenues and earnings.

        The rates we charge our local telephone customers are based, in part, on a rate of return authorized by the RCA on capital invested in our LECs' networks. These authorized rates, as well as allowable investment and expenses, are subject to review and change by the RCA at any time. If the RCA orders us to reduce our rates, both our revenues and our earnings will be reduced. Additionally, in this competitive market, we are not sure we would be able to implement higher rates even if approved by the RCA.

        State regulators may rebalance our planned rates or set new rates closer to costs, and refuse to keep sensitive business information confidential, continuing our competitive disadvantage in the marketplace. Our local exchange service competitors may also gain a competitive advantage as a result of the state regulators permitting our competitors to intervene in rate-setting proceedings.

        FCC regulations also affect rates that are charged to customers. The FCC regulates tariffs for interstate access and subscriber line charges, both of which are components of our network service revenue. The FCC currently is considering proposals to reduce interstate access charges for carriers like us. If the FCC lowers interstate access charges without adopting an adequate revenue replacement mechanism, we may be required to recover more revenue through subscriber line charges and universal service funds or forego this revenue altogether. This could reduce our revenue or impair our competitive position.

The rates, terms and conditions for the leasing of facilities and resale of services in Anchorage are subject to regulatory review and may be adjusted in a manner adverse to us.

        The rates, terms and conditions for the leasing of facilities in Anchorage by our competitors, including General Communication, Inc., or GCI, has only recently been resolved after years of debate. There is risk associated with the implementation of this new agreement. Further, there is the risk that particular issues or the entire matter may be subject to judicial appeal, which would result in an extended period of uncertainty and additional cost associated with the proceedings.

Loss of the exemption from certain forms of competition granted to our rural LECs under the Federal Telecommunications Act of 1996 exposes us to increased competition.

        Historically, our rural local exchange carriers, or LECs (which does not include our wholly owned subsidiary, ACS of Anchorage, Inc., or ACSA,) operated under a federal statutory exemption under which they were not required to offer UNEs and wholesale discounted resale services to competitors. On June 30, 1999, the Alaska Public Utilities Commission (or APUC) issued an order revoking these rural exemptions. On April 18, 2004, after years of litigation concerning this order, ACS of Fairbanks, Inc., or ACSF, and ACS of Alaska, Inc, or ACSAK settled with GCI over the revocation of these rural exemptions. ACSF and ACSAK waived their claim to the rural exemption with regards to GCI's requests to lease UNEs in exchange for GCI's agreement to pay higher rates for leased facilities. ACSF and ACSAK will, therefore, continue to face local exchange service competition, which may reduce revenues and returns.

        Interconnection duties are governed by telecommunications rules and regulations related to the UNEs that must be provided. These rules and regulations remain subject to ongoing modifications. In addition, to the extent that rural exemptions are terminated, other carriers are entitled to obtain interconnection agreements with us on the same basis as GCI. Finally, to the extent the new rates are higher than the previous rates, that may encourage GCI or other competitors to provide service over their own facilities, further depriving us of revenue.

Our results of operations could be materially harmed if GCI develops its own network facilities and stops leasing capacity on our network elements.

        GCI commenced offering cable telephony in Anchorage during 2004 and initiated migration of its customers served using our UNEs off of our network and onto its own cable system. GCI has announced plans to substantially increase the number of customers it migrates to cable telephony in 2005 with the aim of migrating virtually all of its Anchorage customers to its own network by the end of 2006. Significant migration of customers could result in a significant reduction of revenue for us, as GCI would no longer be leasing our facilities to serve those customers, which could materially harm our results of operations.

The telecommunications industry is extremely competitive, and we may have difficulty competing effectively.

        The telecommunications industry is extremely competitive and we face competition in local voice, local high-speed data, wireless, Internet and long distance services. Competition in the markets in which we operate could:

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  reduce our customer base;

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  require us to lower rates and other prices in order to compete;

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  require us to invest in new facilities and capabilities;

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  increase marketing expenditures and the use of discounting and promotional campaigns that would adversely affect our margins; or

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  otherwise lead to reduced revenues, margins, and returns.

        New competitors in local services may be encouraged by FCC and RCA rules regarding interconnection agreements and universal service supports. We face competition from wireless service providers for local, long distance and wireless customers. Existing and emerging wireless technologies are increasingly competitive with local exchange services in some or all of our service areas. We and a competitor of ours are deploying a new generation of wireless technologies which will provide wireless data in addition to wireless voice services, and the FCC has ordered wireline-to-wireless and wireless-to-wireless number portability. As a consequence, we anticipate increased risk of wireless substitution for traditional local telephone services and increased competition among wireless carriers. In addition, new carriers offering voice over Internet Protocol, or VoIP, services may also lead to a reduction in traditional local and long distance telephone service customers and revenues as well as our network access revenues. Some of our competitors may have financial and technical resources greater than ours, and may be exempt from or subject to lesser regulatory burdens.

Revenues from our retail local telephone access lines may be reduced or lost.

        As the ILEC, we face stiff competition mainly from resellers, local providers who lease UNEs from us, and, to a lesser degree, facilities-based providers of local telephone services. Seven years ago the two largest long distance carriers in Alaska began providing competitive local telephone services in Anchorage through UNE interconnection with our facilities and resale of our services. Interconnection agreements have since been executed with several other competitors. As a result, since 1996 when the industry was opened to competition through September 30, 2004, we have lost approximately 30% of our retail local telephone lines. In our largest market, Anchorage, which opened to competition in 1996, we have lost approximately 50% of our retail local telephone access lines. Similarly, in Fairbanks and Juneau, where competition began only a few years ago, we have lost more than 30% of our retail local telephone access lines. While we generally continue to enjoy revenues for these lines from our competitors, albeit at reduced rates compared to retail customers, our competitors may, in the future, bypass or remove these customers from our network completely, which would eliminate our revenue from those lines altogether. Additionally, although we plan to reacquire customers previously lost to competitors, there can be no assurance that we will be successful in this regard.

Revenues from access charges may be reduced or lost.

        We received 27.9% of our operating revenues for the nine months ended September 30, 2004 from access charges paid by interstate and intrastate interexchange carriers and subscriber line charges paid by end users for the use of our network to connect the customer premises to the interexchange network. The amount of revenue that we receive from access charges and subscriber line charges is calculated in accordance with requirements set by the FCC and the RCA. Any change in these requirements may reduce our revenues and earnings. Generally, access charges have decreased since our inception in 1999.

        Under the regulatory rules that exist today, we receive access revenue related to the calls made by all of our retail customers as well as our competitors' customers who are served via wholesale resale service. Access revenue related to our competitors' retail customers that are served by UNEs or by the competitors' own facilities flows to our competitors. To the extent that competitors shift the form in which they provide service away from wholesale resale to UNEs or their own facilities, our access revenue will be reduced.

        The FCC is reviewing mechanisms for intercarrier compensation, and some parties have suggested terminating all interstate access charge payments by interexchange carriers. If such a proposal is adopted, it could have a material impact on our revenue and earnings. In any event, the FCC has stated its intent to adopt some form of access charge reform soon, which more likely than not will reduce this source of revenue. Similarly, the RCA has adopted regulations, modifying intra-state access charges which are not intended to, but may reduce our revenue.

        In addition, both GCI and AT&T have previously alleged that we collected excess interstate access revenue. While those claims have been resolved, we cannot assure you that claims alleging excess charges in subsequent years will not be made, nor that we will be able to defeat all such claims.

A reduction in the universal service support currently received by some of our subsidiaries would reduce our revenues and earnings.

        We received 5.3% of our operating revenues for the nine months ended September 30, 2004 from the Universal Service Fund, or USF, which was established under the direction of the FCC to compensate carriers for the high cost of providing universal telecommunications services in rural, insular, and high-cost areas. If the support received from the USF is materially reduced or discontinued, some of our rural LECs might not be able to operate profitably. Also, because we provide interstate and international services, we are required to contribute to the USF a percentage of our revenue earned from such services. Although our rural LECs receive support from the USF, we cannot be certain of how, in the future, our contributions to the USF will compare to the support we receive from the USF. Congress recently adopted legislation exempting the USF from the Anti-Deficiency Act until December 31, 2005, but this issue may adversely affect USF distributions or contributions in the future.

        Various reform proceedings are under way at the FCC to change the method of calculating the amount of contributions paid into the USF by all carriers and the amount of contributions or support rural carriers like ACSF, ACSAK and ACSN receive from the USF, as well as the amount of support received by our competitors. Already the FCC has imposed caps or limits on the amount of USF distributed and has explored opportunities to obtain contributions from providers of services not currently contributing to USF. We cannot predict at this time whether or when any change in the method of calculating contributions and support may affect our business.

        The RCA has granted Eligible Telecommunications Carrier, or ETC, status to GCI in Fairbanks and Juneau. Under current FCC rules, this entitles GCI to the same amount of per-line USF support that we are entitled to receive regardless of GCI's costs, and may reduce the amount of USF payments we receive. To the extent that any competitive ETC, such as GCI, has lower costs than us, but receives the same amount of financial support, the competitor gains a competitive cost advantage over us. We cannot say when or how these rules may change.

        There has been a trend toward granting ETC status to wireless carriers. Alaska DigiTel LLC, or DigiTel, ACS Wireless, Inc., or ACSW, and MTA Wireless have been granted ETC status. Further, Dobson Communications Corporation has petitioned for ETC status and asked the RCA to redefine our rural service areas to permit Dobson to receive support on a wire-center basis, but without having to serve the entire area that we are currently required to serve. Redefining the Company's rural service areas requires the approval of both the RCA and the FCC. Creating additional service areas may impose a costly regulatory burden on us for which we may not be compensated. The granting of Dobson's request to redefine service areas could reduce our revenues from USF, in addition to increasing competition.

Revenues from wireless services may be reduced.

        Market prices for wireless voice and data services have declined over the last several years and may continue to decline in the future due to increased competition. We cannot assure you that we will be able to maintain or improve our average revenue per user, or ARPU. We expect significant competition among wireless providers, which has been intensified by wireless number portability, to continue to drive service and equipment prices lower, which may lead to increased turnover of customers. If market prices continue to decline it could adversely affect our ability to grow revenue, which would have an adverse effect on our financial condition and results of operation.

We may not be able to offer long distance and Internet services on a profitable basis.

        Our long distance operations have historically been modest in relation to the long distance businesses of our competitors and have generated operating losses of $2.0 million in 2001, $1.6 million in 2002 and $21.2 million in 2003, and $3.4 million for the nine months ended September 30, 2004. Our Internet operations generated operating losses of $9.6 million in 2001, $21.6 million in 2002, $60.5 million in 2003, and $9.8 million for the nine months ended September 30, 2004. We have, over the last several years, failed to achieve various plans to increase sales and revenue for these businesses. There is, therefore, no assurance that our operating losses from long distance and Internet services will not increase in the future, even after taking into account additional revenue from complementary or advanced services.

If we substantially underestimate or overestimate the demand for our long distance services, our cost of providing these services could increase.

        We expect to continue to enter into resale agreements for a portion of our long distance services. In connection with these agreements, we must estimate future demand for our long distance service. If we overestimate this demand, we may be forced to pay for services we do not need, and if we underestimate this demand, we may need to lease additional capacity on a short-term basis at unfavorable prices, assuming additional capacity is available. If additional capacity is not available, we will not be able to meet this demand.

We may not be able to profitably take advantage of future fiber-optic capacity that we may purchase.

        In anticipation of our obligations under the Telecommunications Services Partnering Agreement, or TPA, we entered with the State of Alaska, we entered into an agreement that enables us to purchase additional fiber-optic capacity in future years from Crest Communications, L.L.C., or Crest, the expenditures for which are expected to be significant and may exceed $20 million over the next two years. The subsequent termination of our contract with the State of Alaska has reduced our utilization of the additional fiber-optic capacity purchased from Crest Communications, LLC and may reduce the profitability of the agreement with Crest Communications, LLC.

        As part of this agreement, we made a $15 million loan to Crest Communications, L.L.C. In connection with this loan, Crest Communications, LLC has granted us an option to purchase certain of its network assets no later than January 2, 2006 at a price equal to the then-outstanding loan balance. Certain material terms of the agreement with Crest Communications, LLC remain subject to continued negotiation, and it is impossible to determine the ultimate outcome of these negotiations at this time. We cannot assure you that we will successfully resolve any open issues nor can we assure you of the consequences of our inability to resolve any open issues. In addition, even if we are able to resolve the issues, we cannot assure you that we will generate sufficient revenue from these future acquisitions of fiber-optic capacity to provide satisfactory returns on our investment. The $15 million loan to Crest was written down to zero, its estimated fair value, in September 2003.

If we do not adapt to technological changes in the telecommunications industry, we could lose customers or market share.

        Our success may depend on our ability to adapt to rapid technological changes in the telecommunications industry. Our failure to adopt a new technology, or our choice of one technological innovation over another, may have an adverse impact on our ability to compete or meet the demands of our customers. Technological change could, among other things, reduce the capital required by a competitor to provide local service in our service areas. As we cannot predict with precision the pace of technology change, our ability to deploy new technologies may be constrained by insufficient capital and/or the need to generate sufficient cash to make interest payments on our indebtedness.

        New products and services may arise out of technological developments and our inability to keep pace with these developments may reduce the attractiveness of our services. If we fail to adapt successfully to technological changes or fail to obtain access to important new technologies, we could lose customers and be limited in our ability to attract new customers and/or sell new services to our existing customers. The successful delivery of new products and services is uncertain and dependent on many factors, and we may not generate anticipated revenues from such services.

New governmental regulations may impose obligations on us to upgrade our existing technology or adopt new technology that may require additional capital and we may not be able to comply with these new regulations on a timely basis.

        We cannot predict the extent to which the government will impose new unfunded mandates such as those related to emergency location, law enforcement assistance and local number portability. Each of these government obligations has imposed new requirements for capital that could not have been predicted with any precision. Along with these obligations the FCC has imposed deadlines for compliance with these mandates. We may not be able to provide services that comply with these mandates in time to meet the imposed deadlines or our petitions for extensions of the deadlines may be denied. We cannot predict whether other mandates, from the FCC or other regulatory authorities, will occur in the future or the demands they will place on capital expenditures.

Our network capacity and customer service system may not be adequate and may not expand quickly enough to support our anticipated customer growth.

        Our financial and operational success depends on ensuring that we have adequate network capacity, sufficient infrastructure equipment and a sufficient customer support system to accommodate anticipated new customers and the related increase in usage of our network. Our failure to expand and upgrade our networks, including through obtaining and constructing additional cell sites, obtaining wireless telephones of the appropriate model and type to meet the demands and preferences of our customers and obtaining additional spectrum, if required, to meet the increased usage could have a material adverse effect on our business.

The successful operation and growth of our businesses are dependent on economic conditions in Alaska.

        Substantially all of our customers and operations are located in Alaska. Due to our geographical concentration, the successful operation and growth of our businesses is dependent on economic conditions in Alaska. The Alaskan economy, in turn, is dependent upon many factors, including:

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  the strength of the natural resources industries, particularly oil production;

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  the strength of the Alaskan tourism industry;

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  the level of government and military spending; and

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  the continued growth in services industries.

        The customer base for telecommunications services in Alaska is small and geographically concentrated. According to U.S. Census Bureau estimates, the population of Alaska is approximately 649,000, over 60% of whom live in Anchorage, Fairbanks and Juneau. There can be no assurance that Alaska's economy will grow or even be stable.

We depend on key members of our senior management team.

        Our success depends largely on the skills, experience and performance of key members of our senior management team, as well as our ability to attract and retain other highly qualified management and technical personnel. There is intense competition for qualified personnel in our industry, and we cannot assure you that we will be able to attract and retain the personnel necessary for the development of our business. If we lose one or more of our key employees, or the transition in leadership is not successful, our ability to successfully implement our business plan could be materially adversely affected. We do not maintain any "key person" insurance on any of our personnel.

We rely on a limited number of key suppliers and vendors for timely supply of equipment and services relating to our network infrastructure. If these suppliers or vendors experience problems or favor our competitors, we could fail to obtain sufficient quantities of the products and services we require to operate our business successfully.

        We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers experience interruptions or other problems delivering these network components on a timely basis, subscriber growth and our operating results could suffer significantly. Our initial choice of a network infrastructure supplier can, where proprietary technology of the supplier is an integral component of the network, cause us to be effectively locked into one of a few suppliers for key network components. As a result we have become reliant upon a limited number of network equipment manufacturers. In the event it becomes necessary to seek alternative suppliers and vendors, we may be unable to obtain satisfactory replacement suppliers or vendors on economically attractive terms, on a timely basis, or at all, which could increase costs and may cause disruption in service.

Wireless devices may pose health and safety risk, and driving while using a wireless phone may be prohibited; as a result, we may be subject to new regulations, and demand for our services may decrease.

        Media reports have suggested that, and studies have been undertaken to determine whether, certain radio frequency emissions from wireless handsets and cell sites may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. In addition, lawsuits have been filed against other participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage.

        If consumers' health concerns over radio frequency emission increase, they may be discouraged from using wireless handsets, regulators may impose or increase restrictions on the location and operation of cell sites or increase regulation on handsets and wireless providers may be exposed to litigation, which, even if not successful, may be costly to defend. The actual or perceived risk of radio frequency emissions could also adversely affect us through a reduced subscriber growth rate, a reduction in our subscribers, reduced network usage per subscriber or reduced financing available to the wireless communications industry.

        In addition, the use of a wireless device while driving may also adversely affect our results of operations. Studies have indicated that using wireless devices while driving may impair a driver's attention. The U.S. Congress has proposed legislation that would seek to withhold a portion of federal funds from any state that does not enact legislation prohibiting an individual from using a wireless telephone while driving motor vehicles. In addition, many state and local legislative bodies have passed or proposed legislation to restrict the use of wireless telephones while driving motor vehicles. Concerns over safety risks and the effect of future legislation, if adopted and enforced in the areas we serve, could limit our ability to market and sell our wireless services and may discourage use of our wireless devices and decrease our revenue from customers who now use their wireless telephones while driving. Further, litigation relating to accidents, deaths or serious bodily injuries allegedly incurred as a result of wireless telephone use while driving could result in damage awards against telecommunications providers, adverse publicity and further governmental regulation. Any or all of these results, if they occur, could have a material adverse effect on our results of operations and financial condition.

We are subject to environmental regulation and environmental compliance expenditures and liabilities.

        Our business is subject to many environmental laws and regulations, particularly with respect to owned or leased real property relating to our network equipment and tower sites. Some or all of the environmental laws and regulations to which we are subject could become more stringent or more stringently enforced in the future. Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions.

        In addition to operational standards, environmental laws also impose obligations to clean up contaminated properties or to pay for the costs of such remediation. We could become liable, either contractually or by operation of law, for such remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Moreover, future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to material remediation costs.

A system failure could cause delays or interruptions of service, which could cause us to lose customers.

        To be successful, we will need to continue to provide our customers reliable service over our network. Some of the risks to our network and infrastructure include:

  •
  physical damage to access lines;

  •
  power surges or outages;

  •
  software defects; and

  •
  disruptions beyond our control.

        We rely heavily on our networks, network equipment, data and software and the networks of other telecommunications providers to support all of our functions and for substantially all of our revenues. We are able to deliver services only to the extent that we can protect our network systems against damage from power or telecommunication failures, computer viruses, natural disasters, unauthorized access and other disruptions. While we endeavor to provide for failures in the network by providing back-up systems and procedures, we cannot guarantee that these back-up systems and procedures will operate satisfactorily in an emergency. Should we experience a prolonged system failure or a significant service interruption, our customers may choose a different provider and our reputation may be damaged.

We cannot assure you that we will be able to successfully integrate any acquisitions we may make in the future.

        We continually explore acquisitions. However, any future acquisitions we make may involve some or all of the following risks:

  •
  diversion of management attention from operating matters;

  •
  unanticipated liabilities or contingencies of acquired businesses;

  •
  failure to achieve projected cost savings or cash flow from acquired businesses;

  •
  inability to retain key personnel of the acquired business or maintain relationships with its customers;

  •
  inability to successfully integrate acquired businesses with our existing businesses, including information-technology systems, personnel, products and financial, computer, payroll and other systems of the acquired businesses;

  •
  difficulties in enhancing our customer support resources to adequately service our existing customers and the customers of the acquired businesses; and

  •
  difficulty in maintaining uniform standards, controls, procedures, and policies.

        We may not have sufficient available cash or access to sufficient capital resources necessary to complete a transaction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus and the documents incorporated herein and therein by reference include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these provisions. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including statements about anticipated future operating and financial performance, financial position and liquidity, growth opportunities and growth rates, pricing plans, acquisition and divestiture opportunities, business prospects, strategic alternatives, business strategies, regulatory and competitive outlook, investment and expenditure plans, financing needs and availability and other similar forecasts and statements of expectation and statements of assumptions underlying any of the foregoing. Words such as "aims," "anticipates," "believes," "could," "estimates," "expects," "hopes," "intends," "may," "plans," "projects," "seeks," "should" and variations of these words and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Forward-looking statements by us are based on estimates, projections, beliefs and assumptions of management and are not guarantees of future performance. Such forward-looking statements may be contained in this prospectus supplement under "Risk Factors," "Dividend Policy and Restrictions," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," among other places. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by us as a result of a number of important factors. Examples of these factors include (without limitation):

  •
  rapid technological developments and changes in the telecommunications industries;

  •
  our competitive environment;

  •
  ongoing deregulation (and the resulting likelihood of significantly increased price and product/service competition) in the telecommunications industry as a result of the Telecommunications Act of 1996, or the 1996 Act, and other similar federal and state legislation and the federal and state rules and regulations enacted pursuant to that legislation;

  •
  changes in revenue from Universal Service Funds;

  •
  regulatory limitations on our ability to change our pricing for communications services;

  •
  the possible future unavailability of Statement of Financial Accounting Standards, or SFAS, No. 71, Accounting for the Effects of Certain Types of Regulation, to our wireline subsidiaries;

  •
  our ability to bundle our products and services;

  •
  possible changes in the demand for our products and services;

  •
  changes in general industry and market conditions and growth rates;

  •
  changes in interest rates or other general national, regional or local economic conditions;

  •
  governmental and public policy changes;

  •
  our ability to generate sufficient earnings and cash flows to continue to make dividend payments to our stockholders;

  •
  the continued availability of financing in the amounts, at the terms, and subject to the conditions necessary to support our future business;

  •
  the success of any future acquisitions;

  •
  changes in accounting policies or practices adopted voluntarily or as required by accounting principles generally accepted in the United States; and

  •
  the matters described under "Risk Factors."

        In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this prospectus supplement not to occur. Except as otherwise required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus supplement. Investors should also be aware that while we do, at various times, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential information. Accordingly, investors should not assume that we agree with any statement or report issued by an analyst irrespective of the content of the statement or report. To the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

INDUSTRY, MARKET SHARE AND OTHER INFORMATION

        Unless otherwise indicated, information contained in this prospectus supplement concerning the telecommunications industry, our general expectations concerning this industry and our and our competitors' market position and market shares within this industry are based on assumptions and estimates prepared by us using data from industry sources, and on assumptions made by us based on our management's knowledge and experience in the markets in which we operate and the telecommunications industry generally. We believe these estimates are accurate as of the date of this prospectus supplement; however, this information may prove to be inaccurate because, as a result of the method by which we obtained some of the data for our estimates or the nature of the information, it cannot always be verified with certainty. We have not independently verified data from industry or other third-party sources and cannot guarantee its accuracy or completeness. In addition, we believe that data regarding the telecommunications industry and our market positions and market shares within the telecommunications industry provide general guidance but are inherently imprecise. Further, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in this prospectus supplement.

USE OF PROCEEDS

        We expect to use the net proceeds from the sale of our common stock to [                        ].

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2004, on an actual basis and on a pro forma as adjusted basis, as if all of the shares of common stock offered hereby were sold on that date and the net proceeds of the offering were applied as described in "Use of Proceeds."

        You should read this table in conjunction with the "Selected Historical Financial Data," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and the related notes to those statements incorporated by reference in the accompanying prospectus.

	(unaudited)
	As of September 30, 2004
	Actual	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$79,689	$

Long-term debt (including current portion):
Existing credit facility	$198,500	$
Capital lease obligations and other senior debt	8,224
9 7/8% ACSH senior notes due 2011	182,000
Original issue discount—9 7/8% ACSH senior notes due 2011	(5,460)
9 3/8% ACSH senior subordinated notes due 2009	150,000

Total long-term debt	533,264

Stockholders' equity (deficit):
Preferred stock, $0.01 par value per share, 5,000,000 shares authorized, no shares issued or outstanding	—
Common stock, $0.01 par value per share 145,000,000 shares authorized, 33,936,497 shares issued and 29,387,159 shares outstanding, actual; and 145,000,000 shares authorized, [ ] issued and [ ] outstanding, pro forma as adjusted	339
Treasury stock, 4,549,338 shares of common stock, at cost	(18,443)
Paid in capital in excess of par value	280,049
Accumulated deficit	(286,027)
Accumulated other comprehensive loss	(4,543)

Total stockholders' equity (deficit)	(28,625)

Total capitalization	$504,639	$

DILUTION

        Our net tangible book deficiency defined as stockholders' deficit, less goodwill, less intangible assets, as of September 30, 2004 was approximately $88.9 million, or $3.03 per share of our common stock. Net tangible book value or deficiency per share of our common stock is determined at any date by subtracting our total liabilities from our total assets less our intangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date. After giving effect to the sale of [            ] shares of our common stock offered in this offering at a public offering price of $[    ] per share and after deducting estimated underwriting discounts and commissions and offering expenses, our as adjusted net tangible book deficiency as of September 30, 2004 would have been approximately $[    ] million, or $[    ] per share of common stock. This represents an immediate increase in net tangible book value of $[    ] per share of our common stock to existing stockholders and an immediate dilution of $[    ] per share of our common stock to new investors purchasing common stock in this offering.

        The following table illustrates this substantial and immediate dilution to new investors:

Per Share of Common Stock
Public offering price per share of common stock
Net tangible book value (deficiency) per share as of September 30, 2004
Increase per share attributable to cash payments made by investors in this offering
As adjusted net tangible book value (deficiency) after this offering
Dilution in net tangible book value per share to new investors

        As of September 30, 2004, there were 29,387,159 shares of common stock outstanding. The foregoing discussion and table assume no exercise of outstanding stock options. After this offering, there will be options outstanding to purchase a total of [            ] shares of our common stock at a weighted average exercise price of $[    ] per share. To the extent that any of these stock options are exercised, there may be further dilution to new investors

DIVIDEND POLICY AND RESTRICTIONS

General

        Our board of directors has adopted a dividend policy which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders, rather than retaining all of such cash for other purposes. This policy reflects our judgment that our stockholders would be better served if we distributed to them a substantial portion of the cash generated by our business. See "Risk Factors—Risk Related to Our Common Stock—You may not receive the level of dividends provided for in our dividend policy or any dividends at all."

        We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. See "Risk Factors—Risks Related to Our Common Stock—Our dividend policy may limit our ability to pursue growth opportunities." If we continue paying dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our current expectations. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investment. For further discussion of the relationship of our dividend policy to our ability to pursue potential growth opportunities, see "—Assumptions and Considerations" below.

        In accordance with our dividend policy, we currently intend to pay an initial dividend of $0.185 per share on January 19, 2005 and we intend to continue to pay quarterly dividends at an annual rate of $0.74 per share for the first full year following the closing of this offering. The initial dividend of $0.185 per share will be payable on January 19, 2005, to stockholders of record at the close of business on December 31, 2004. As a result, you will not receive this initial dividend with respect to any shares you purchase in this offering.

        In determining our expected initial dividend level, our management and board of directors have reviewed and analyzed, among other things:

  •
  our operating and financial results in recent years, including in particular the fact that our Indenture EBITDA was $110.4 million in 2001; $101.0 million in 2002; $105.4 million in 2003; $79.8 million in the nine months ended September 30, 2004; and that certain losses associated with the termination of the State of Alaska contract are reflected in our 2002 and 2003 results for Indenture EBITDA;

  •
  our anticipated capital expenditure requirements;

  •
  our expected other cash needs, primarily related to working capital requirements;

  •
  the terms of our debt instruments, including our credit facilities and the ACSH notes;

  •
  other potential sources of liquidity, including working capital and the possibility of asset sales; and

  •
  various other aspects of our business.

        However, as described more fully below, you may not receive any dividends, as a result of the following factors:

  •
  we are a holding company and rely on dividends, interest and other payments, advances and transfer of funds from our subsidiaries to meet out debt service and pay dividends;

  •
  we may not have enough cash to pay dividends due to changes in our operating earnings, working capital requirements and anticipated cash needs;

  •
  nothing requires us to declare or pay dividends;

  •
  while the dividend policy adopted by our board of directors reflects an intention to distribute a substantial portion of our cash generated by our business in excess of operating needs, interest and principal payments on indebtedness and capital expenditures, to pay dividends, our board could modify or revoke this policy at any time;

  •
  even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution will remain, at all times, entirely at the discretion of our board of directors;

  •
  the amount of dividends that we may distribute is limited by restricted payment and leverage covenants in our credit facilities, the indentures governing the ACSH notes and, potentially, the terms of any future indebtedness that we may incur;

  •
  the amount of dividends that we may distribute is subject to restrictions under Delaware law; and

  •
  our stockholders have no contractual or other legal right to dividends.

        We have declared our first dividend out of our cash flow, payable on January 19, 2005 to stockholders of record at the close of business on December 31, 2004. Prior to announcing this dividend we had no history of paying dividends out of our cash flow. Dividends on our common stock are not cumulative.

Minimum Required Indenture EBITDA

        Our management has prepared the estimated financial information set forth below to present the estimated cash available to pay dividends based on an estimate of minimum required Indenture EBITDA necessary to pay such dividends. The accompanying estimated financial information was not prepared with a view toward complying with the Public Company Accounting Oversight Board guidelines with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus supplement are cautioned not to place undue reliance on the estimated financial information.

        Neither our independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined, or performed any procedures with respect to the estimated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the estimated financial information. We do not intend to update or otherwise revise the estimates described herein to reflect circumstances exisitng after the occurrence of future events even in the event that any of the assumptions underlying the estimates are shown to be in error.

        The assumptions and estimates underlying the estimated financial information below are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties, including those described under "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements." Accordingly, there can be no assurance that the estimated financial information is indicative of our future performance or that the actual results will not differ materially from the estimated financial information presented below.

        We believe that, in order to fund dividends on our common stock for the year following this offering at the level described above solely from cash generated by our business, our required Indenture EBITDA for the year following the offering would need to be at least $[    ] million. As described under "—Assumptions and Considerations" below, we believe that our Indenture EBITDA for the year following the closing of this offering will be at least equal to this minimum required amount of $[    ] million and we have determined that our assumptions as to capital expenditures used to maintain the assets of the business, cash interest expense, income taxes, working capital and availability of funds under our credit facilities are reasonable. We have also determined that if our Indenture EBITDA for such period is at or above this level, we would be permitted to pay dividends at the level described above under the financial ratios and restricted payment covenants required to be maintained under our credit facilities and the indentures governing the ACSH notes.

        The following table sets forth our calculation illustrating that $[            ] million of Indenture EBITDA would be sufficient to fund dividends at the above level for the first full year following the closing of the offering and would satisfy the specified interest coverage and leverage ratios in our credit facilities, we refer to this as minimum required Indenture EBITDA. We expect that Indenture EBITDA of at least $[            ] million for the first full year following the closing of the offering would permit us to pay dividends at our anticipated level under all relevant financial and restricted payment covenants and restrictions contained in the credit facilities and indentures governing the ACSH notes.

Amount
Estimated Cash Available to Pay Dividends Based On Minimum Required Indenture EBITDA
Minimum Required Indenture EBITDA	$
Less:
Estimated working capital requirements
Estimated capital expenditures used to maintain the assets of the business(1)
Estimated cash interest expense
Estimated cash income taxes

Estimated cash available to pay dividends based on minimum required Indenture EBITDA	$

Estimated total leverage ratio derived from the above
Estimated fixed charge coverage ratio derived from the above

(1)
Represents management's estimate of the amount of annual capital expenditures required to maintain the assets of the business. For the year ended December 31, 2003, capital expenditures were $[    ] million, of which $[    ] million was expended to maintain the assets of the business, $[    ] million was expended on our CDMA build, $[    ] million was expended on DSL and other growth initiatives and $[    ] million was expended on the State of Alaska contract. For the nine months ended September 30, 2004, capital expenditures were $[    ] million, of which $[    ] million was expended to maintain the assets of the business and $[    ] million was expended on CDMA and other growth initiatives. For the year ended December 31, 2004 we expect capital expenditures to maintain the assets of the business to be similar to levels for the year ended December 31, 2003. We anticipate available cash to fund planned growth capital expenditures of approximately $[    ] million for the next two years. Currently we have $            million of cash on our balance sheet.

        The following table illustrates, for our fiscal year ended December 31, 2003 and for the nine months ended September 30, 2004, the amount of cash that would have been available for distribution to our common stockholders, assuming, in each case, that the offering had been consummated at the beginning of such period, subject to the assumptions described in the table.

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
(in thousands)
Pro Forma Cash Available To Pay Dividends
Net income (loss)	$	$
Add (subtract):
Interest expense
Income tax expense (benefit)
Depreciation and amortization
Cumulative effect of change in accounting principle
Goodwill impairment loss
Asset impairment losses:
Operating
Non-operating
Gain on foreign exchange
Pension expense, net of pension funding
Stock based compensation
Recruiting, severance and restructuring costs
Litigation reserves
Acquisition costs and other
Previously deferred access revenue
Loss from discontinued operations
Income from disposed of Directories Business
Loss (gain) on disposal of assets

Indenture EBITDA
Estimated working capital requirements
Estimated cash interest expense
Capital expenditures used to maintain the assets of the business
Cash income taxes

Cash Available To Pay Dividends	$	$

Assumptions and Considerations

        Based on a review and analysis conducted by our management and our board of directors, we have determined that the assumptions in the above tables as to capital expenditures, cash interest expense, income taxes, working capital and availability of funds under our credit facilities are reasonable. Our management and board of directors have considered numerous factors in establishing our belief concerning the minimum required Indenture EBITDA required to support our dividend policy and our belief that our minimum required Indenture EBITDA for the first full year following the offering will be at least $[    ] million, including the following factors:

  •
  Our Indenture EBITDA for the nine-month period ended September 30, 2004 was $79.8 million.

  •
  For fiscal years 2001, 2002 and 2003, our Indenture EBITDA was $110.4 million, $101.0 million and $105.4 million, respectively.

  •
  For fiscal years 2002 and 2003 and for the nine months ended September 30, 2004, we incurred $[            ] million, $[            ] million and $[            ] million, respectively, in capital expenditures required to maintain the assets of the business. We expect capital expenditures required to

    maintain the assets of the business for fiscal 2004 to be approximately $[            ] million. We do not expect that capital expenditures to maintain the assets of the business will vary significantly on an annual basis.

  •
  While our working capital balances varied over the past three years, there has not been a trend toward material working capital growth over that period.

  •
  We have analyzed the impact of our intention to pay dividends at the level described above on our operations and performance in prior years and have determined that our credit facilities have sufficient capacity to finance any fluctuations in working capital and other cash needs.

        We have also assumed:

  •
  that our general business climate, including such factors as consumer demand for our services, the level of competition we experience and our regulatory environment, will remain consistent with previous periods; and

  •
  the absence of extraordinary business events, such as new industry-altering technological developments or adverse regulatory developments, that may adversely affect our business, results of operations or anticipated capital expenditures.

        If our Indenture EBITDA for the first year following the closing were to fall below $[    ] million, the amount of minimum required Indenture EBITDA, level (or if our assumptions as to capital expenditures or interest expense are too low, our assumptions as to the sufficiency of our credit facilities to finance our working capital needs prove incorrect, or if other assumptions stated above were to prove incorrect), we may need to either reduce or eliminate dividends or, to the extent we were permitted to do so under our credit facilities and the indentures governing the ACSH notes, to fund a portion of our dividends with borrowings or from other sources. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively impact our financial condition, our results of operations, our liquidity and our ability to maintain or expand our business. In addition, to the extent we finance capital expenditures with indebtedness, we will begin to incur incremental debt service obligations.

        We cannot assure you that our Indenture EBITDA will in fact equal or exceed the minimum level set forth above, and our belief that it will equal or exceed such level is subject to all of the risks, considerations and factors identified in other sections of this prospectus supplement, including those identified in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

        As noted above, we have estimated our initial dividend level and the minimum Indenture EBITDA necessary to pay dividends at that level only for the first full year following the closing of this offering. Moreover, we cannot assure you that we will pay dividends during or following such period at the level estimated above, or at all. Dividend payments are within the absolute discretion of our board of directors and will be dependent upon many factors and future developments that could differ materially from our current expectations. Over time, our capital and other cash needs will invariably be subject to uncertainties, which could affect the level of any dividends we pay in the future, see "Risk Factors—Risks Related to Our Common Stock—Our substantial indebtedness could restrict our ability to pay dividends on our common stock and adversely affect our financing options and liquidity position."

        In accordance with our dividend policy, we intend to distribute, as dividends to our stockholders, a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on indebtedness and capital expenditures. We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. If we continue paying dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our current expectations. Such additional financing could include, among other transactions, the issuance of additional shares of common stock. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investments. In the recent past, such growth opportunities have included investments in the roll-out of new services such as DSL Internet access. Management currently has no specific plans to make a significant acquisition or to increase capital spending to expand our business materially. However, management will evaluate potential growth opportunities as they arise and, if our board of directors determines that it is in our best interest to use cash that would otherwise be available for distribution as dividends to pursue an acquisition opportunity, to materially increase capital spending or for some other purpose, the board would be free to depart from or change our dividend policy at any time. Management currently does not anticipate pursuing growth opportunities, including acquisitions, unless they are expected to be at least neutral or accretive to our ability to pay dividends to the holders of our common stock, see "Risk Factors—Risks Related to Our Common Stock—Our dividend policy may limit our ability to pursue growth opportunities."

        Our intended policy to distribute rather than retain a significant portion of the cash generated by our business as regular quarterly dividends is based upon our current assessment of our financial performance, our cash needs and our investment opportunities. If these factors were to change based on, for example, competitive or technological developments (which could increase our need for capital expenditures) or new investment opportunities, we would need to reassess that policy.

Restrictions on Payment of Dividends

Delaware Law

        Under Delaware law, our board of directors, in their sole discretion, may declare dividends only to the extent of our "surplus" (which is defined as total assets at fair market value minus total liabilities and statutory capital), or if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal years. We have had net losses in each of the past five fiscal years.

        Our board may base its determination to declare dividends on our financial statements, a fair valuation of our assets or another reasonable method. Although we believe we will be permitted to pay dividends at the anticipated levels during the first year following this offering in compliance with Delaware law, our board will periodically seek to assure itself that the statutory requirements will be met before actually declaring dividends. In future years, the board may seek opinions from outside valuation firms to the effect that our solvency or assets are sufficient to allow payment of dividends, and such opinions may not be forthcoming. If we sought and were not able to obtain such an opinion, we likely would not be able to pay dividends.

Credit Facilities

        Under the credit facilities, dividends are restricted as follows:

  •
  Under our restricted payment covenant, we may make restricted payments (which would include dividends) to our shareholders in an aggregate amount (without duplication) not to exceed the Permitted Distribution Amount, provided that any restricted payment made by us pursuant to the applicable clause of the restricted payment covenant shall reduce, on a dollar-for-dollar basis, the amount of the Permitted Distribution Amount available for payments pursuant to the applicable clause, no default has occurred and is continuing or would result from such restricted payment and such restricted payment will be made with cash and cash equivalents on our balance sheet without giving effect to any revolving borrowings. Dividends made by us pursuant to this clause must be made ratably to our stockholders in accordance with their equity ownership. "Permitted Distribution Amount" means an amount equal to the sum of (a) an amount equal to the lesser of (i) the amount of cash and cash equivalents on the balance sheet of the ACSH on August 26, 2003 (as certified by a Financial Officer in a certificate provided by the ACSH to the credit facility administrative agent on such date) and (ii) $83,500,000 and (b) the Net Proceeds received by the Borrower after August 5, 2003, from the sale of Equity Interests of ACS Media LLC, provided that in no event shall the amount exceed $100,000,000.

  •
  We may make restricted payments to our stockholders in an aggregate amount (without duplication) not to exceed 50% of the excess cash flow of ACSH during the period (treated as one account period) commencing at September 30, 2003 and ending at the end of the most recent fiscal period for which financial statements have been provided to the lenders, provided that any restricted payment made pursuant to this clause will reduce, on a dollar-for-dollar basis, the amount available for payments pursuant to the restricted payment clause and any dividend made by us to our stockholders must be made to such stockholders ratably in accordance with their equity ownership.

ACSH Notes

        The indenture governing the 9 3/8% Senior Subordinated Notes due 2009 restricts ACSH's ability to declare and pay dividends on its common stock:

  •
  if a default under the indenture governing the notes has occurred or is continuing (or would result therefrom);

  •
  if ACSH could not incur at least $1.00 of additional indebtedness because its debt to Indenture EBITDA ratio would be greater than 7 to 1 after giving effect to such incurrence; or

  •
  the aggregate cumulative amount of such dividend and all other restricted payments under the indenture governing the notes would exceed an amount based on its cumulative Indenture EBITDA less 140% of consolidated interest expense.

        The indenture governing the 9 7/8% Senior Notes due 2011 restricts ACSH's ability to declare and pay dividends on its common stock:

  •
  if a default under the indenture governing the notes has occurred or is continuing (or would result therefrom);

  •
  if ACSH could not incur at least $1.00 of additional indebtedness because its debt to EBITDA ratio would be greater than 6 to 1 after giving effect to such incurrence;

  •
  if ACSH could not incur at least $1.00 of additional indebtedness because its senior debt to Indenture EBITDA ratio would be greater than 4.5 to 1 after giving effect to such incurrence; or

  •
  the aggregate cumulative amount of such dividend and all other restricted payments under the indenture governing the notes would exceed an amount based on its cumulative Indenture EBITDA less 140% of consolidated interest expense.

SELECTED HISTORICAL FINANCIAL DATA

        The following table sets forth the historical consolidated financial data of ACS Group as of December 31, 1999, 2000, 2001, 2002 and 2003 and for the fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003, which are derived from our audited financial statements for those years. The audited historical consolidated financial statements for the years ended December 31, 1999 and 2000 have not been incorporated by reference in the accompanying prospectus. The audited historical consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 have been incorporated by reference in the accompanying prospectus.

        The selected historical financial data as of and for the year ended December 31, 1999 represent our consolidated statement of operations and cash flow data from May 15, 1999, the date we completed the acquisition of four local telephone companies in Alaska, through December 31, 1999. Certain reclassifications have been made to the 1999 consolidated operations data to conform to the current presentation of our consolidated operations data.

        The summary historical financial data for the nine months ended September 30, 2003 and 2004 have been derived from our unaudited condensed consolidated financial statements, which have been incorporated by reference in the accompanying prospectus, and have been prepared on a basis consistent with our annual consolidated financial statements. In our opinion, the financial data for the nine months ended September 30, 2003 and 2004 reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of our financial position, results of operations and cash flows as of and for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

        The selected historical financial data set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes thereto for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and our unaudited condensed consolidated financial statements for the nine months ended September 30, 2003 and 2004.

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands, except per share amounts)
Statements of operations data:
Operating revenues	$192,663	$311,366	$328,525	$340,144	$323,548	$246,010	$227,332
Operating expenses	176,084	277,598	281,402	360,745	360,775	286,301	218,436
Loss (gain) on disposal of assets	—	—	—	2,163	(112,622)	(112,507)	2,825

Operating income (loss)	16,579	33,768	47,123	(22,764)	75,395	72,216	6,071
Other expense, net	(42,052)	(58,253)	(56,838)	(49,501)	(80,878)	(61,599)	(38,300)

Income (loss) before income taxes, discontinued operations and cumulative effect of change in accounting principle	(25,473)	(24,485)	(9,715)	(72,265)	(5,483)	10,617	(32,229)
Income tax expense (benefit)	(301)	(197)	(195)	—	1,095	—	—

Income (loss) from continuing operations	(25,172)	(24,288)	(9,520)	(72,265)	(6,578)	10,617	(32,229)
Loss from discontinued operations	(306)	(917)	(1,718)	(7,632)	(52)	(52)	—

Income (loss) before cumulative effect of change in accounting principle	(25,478)	(25,205)	(11,238)	(79,897)	(6,630)	10,565	(32,229)
Cumulative effect of change in accounting principle	—	—	—	(105,350)	—	—	—

Net income (loss)	$(25,478)	$(25,205)	$(11,238)	$(185,247)	$(6,630)	$10,565	$(32,229)

Income (loss) per share—basic and diluted
Income (loss) from continuing operations	$(1.08)	$(0.74)	$(0.30)	$(2.30)	$(0.22)	$0.35	$(1.10)
Loss from discontinued operations	(0.01)	(0.03)	(0.06)	(0.24)	(0.00)	(0.00)	—
Cumulative effect of change in accounting principle	—	—	—	(3.35)	—	—	—

Net income (loss)	$(1.09)	$(0.77)	$(0.36)	$(5.89)	$(0.22)	$0.35	$(1.10)

Weighted average shares outstanding (in thousands):
Basic	23,396	32,654	31,523	31,464	29,980	30,165	29,418

Diluted	23,396	32,654	31,523	31,474	29,980	30,165	29,418

Balance sheet data (at end of periods):
Cash and cash equivalents	$101,994	$61,896	$41,012	$18,565	$97,798	$121,160	$79,689
Working capital	96,623	53,105	31,214	21,893	94,872	115,460	76,182
Total assets	973,909	953,660	949,095	752,509	685,391	701,069	641,672
Long-term debt including current portion	612,756	614,004	611,250	607,763	550,220	551,059	533,264
Total stockholders' equity (deficit)	247,968	215,380	191,687	8	1,860	11,577	(28,265)
Other financial data:
Net cash provided by operating activities	$44,033	$48,589	$75,769	$65,984	$50,411	$50,470	$38,734
Net cash provided (used) by investing activities	(775,513)	(75,795)	(95,899)	(79,728)	106,517	128,287	(39,139)
Net cash provided (used) by financing activities	832,614	(13,892)	(1,664)	(8,703)	(77,695)	(76,162)	(17,704)
Capital expenditures	74,828	72,253	87,582	71,464	50,744	29,875	38,084

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated financial statements have been derived by the application of pro forma adjustments to our historical consolidated financial statements which have been incorporated by reference in the accompanying prospectus. We are providing the following unaudited pro forma condensed consolidated financial information because the effect of this offering of shares of our common stock (assuming the underwriters do not exercise their overallotment option) and the use of our proceeds to [                ] on our financial information is material. We are also adjusting the condensed consolidated financial information to give effect to the disposition of our Directories Business in 2003 because that event was significant to our operations and represents the disposition of a business segment.

        The unaudited pro forma condensed consolidated balance sheet assumes that each of the following had occurred on September 30, 2004:

  •
  this offering of shares of our common stock (assuming the underwriters do not exercise their overallotment option), and

  •
  the use of our proceeds to [                ].

        The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2004 and for the year ended December 31, 2003 assume that each of the following had occurred on January 1, 2003:

  •
  this offering of shares of our common stock (assuming the underwriters do not exercise their overallotment option), and

  •
  the use of our proceeds to [                ].

        Additionally, the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 assumes the sale of substantially all of our Directories Business, of which 87.42% was completed on May 8, 2003 and 12.58% was completed on September 4, 2003, had occurred on January 1, 2003.

        We were engaged in a contract to provide telecommunications services to the State of Alaska which was terminated in October of 2003. The operations and contract termination costs associated with this customer are not adjusted for in the unaudited pro forma condensed consolidated financial information for the year ended December 31, 2003. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

        The unaudited pro forma condensed consolidated financial information is for informational purposes only and is not necessarily indicative of either the financial position or the results of operations that would have been achieved had the transactions for which we are giving pro forma effect actually occurred on the dates or for the periods indicated as described in the accompanying notes, nor is such unaudited pro forma condensed consolidated financial information necessarily indicative of the results to be expected for the full year or any future period. A number of factors may affect our results. See "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors."

        The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma condensed consolidated statements of operations and balance sheet provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information should be read in conjunction with "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes contained in our 2003 Form 10-K and our Form 10-Q for the quarter ended September 30, 2004 which have been incorporated by reference into the accompanying prospectus.

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of September 30, 2004
(in thousands)

	Historical Consolidated	Pro Forma Adjustment For the Offering and Use of Proceeds		Pro Forma Consolidated
Current assets:
Cash and cash equivalents	$79,689	$	(a)	$
Restricted cash	4,690
Accounts receivable—trade, net of allowance	38,233
Materials and supplies	7,051
Prepayments and other current assets	7,287

Total current assets	136,950

Property, plant and equipment, net	418,779
Goodwill	38,403
Intangible assets, net	21,917
Debt issuance cost, net of amortization	16,428
Deferred charges and other assets	9,195

Total assets	$641,672	$		$

Current liabilities:
Current portion of long-term obligations	$2,294	$
Accounts payable—affiliates	3,611
Accounts payable, accrued and other current liabilities	8,678
Advance billings and customer deposits	49,185

Total current liabilities	63,768
Long-term obligations, net of current portion	530,970
Other deferred credits and long-term liabilities	75,559
Stockholders' equity (deficit):
Preferred stock
Common stock	339		(a)
Treasury stock, 4,549 shares at cost	(18,443)
Paid in capital in excess of par value	280,049		(a)
Accumulated deficit	(286,027)
Accumulated other comprehensive loss	(4,543)

Total stockholders' equity	(28,625)

Total liabilities and stockholders' equity	$641,672	$		$

The notes to this unaudited pro forma condensed consolidated balance sheet are an integral part of the pro forma financial information presented.

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
Unaudited Pro Forma Condensed Consolidated Statements of Operations
For the Nine Months Ended September 30, 2004
(in thousand, except per share data)

	Historical Consolidated	Pro Forma Adjustments For the Offering and Use of Proceeds		Pro Forma Consolidated
Operating revenues:
Local telephone	$159,976	$		$
Wireless	41,266
Internet	15,013
Interexchange	11,077

Total operating revenues	227,332
Operating expenses:
Local telephone, exclusive of depreciation and amortization	96,806
Wireless, exclusive of depreciation and amortization	27,229
Internet, exclusive of depreciation and amortization	21,204
Interexchange, exclusive of depreciation and amortization	15,511
Depreciation and amortization	57,686
Loss (gain) on disposal of assets	2,825

Total operating expenses	221,261
Operating income (loss)	6,071
Other income (expense):
Interest expense	(38,914)
Interest income and other	614

Total other income (expense)	(38,300)

Loss before income taxes	(32,229)
Income taxes	—

Loss from continuing operations	$(32,229)	$		$

Loss per share from continuing operations—basic and diluted	$(1.10)	$	(c)	$

Weighted average shares outstanding—basic and diluted	29,418		(c)

The notes to this unaudited pro forma condensed consolidated statement of operations are an integral part of the pro forma financial information presented.

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2003
(in thousands, except per share data)

	Historical Consolidated	Pro Forma Directory Adjustments		Subtotal	Pro Forma Adjustments For the Offering and Use of Proceeds		Pro Forma Consolidated
Operating revenues:
Local telephone	$215,387	$—		$215,387	$		$
Wireless	46,548	—		46,548
Directory	11,631	(11,631	)(e)	—
Internet	33,026	—		33,026
Interexchange	16,956	—		16,956

Total operating revenues	323,548	(11,631)		311,917
Operating expenses:
Local telephone, exclusive of depreciation and amortization	116,354	—		116,354
Wireless, exclusive of depreciation and amortization	31,064			31,064
Directory, exclusive of depreciation and amortization	5,249	(5,249	)(e)	—
Internet, exclusive of depreciation and amortization	45,523			45,523
Interexchange, exclusive of depreciation and amortization	25,542			25,542
Contract termination and asset impairment charges	54,858			54,858
Depreciation and amortization	82,185	(2	)(e)	82,183
Loss (gain) on disposal of assets	(112,622)	113,518	(e)	896

Total operating expenses	248,153	108,267		356,420
Operating income (loss)	75,395	(119,898)		(44,503)
Other income (expense):
Interest expense	(71,470)			(71,470)
Interest income and other	(10,191)	(4,249	)(e)	(14,440)
Equity in earnings of investment	783	(783	)(e)	—

Total other income (expense)	(80,878)	(5,032)		(85,910)

Loss before income taxes	(5,483)	(124,930)		(130,413)
Income taxes	1,095	(1,095	)(e)	—

Loss from continuing operations	$(6,578)	$(123,835)		$(130,413)	$		$

Loss per share from continuing operations—basic and diluted	$(0.22)	$(4.13)		$(4.35)	$	(f)	$

Weighted average shares outstanding—basic and diluted	29,980	29,980		29,980		(f)

The notes to this unaudited pro forma condensed consolidated statement of operations are an integral part of the pro forma financial information presented.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

1.     BASIS OF PRESENTATION

        The unaudited pro forma condensed consolidated balance sheet as of September 30, 2004 presents our consolidated financial position assuming this offering of [            ] shares of our common stock at $[    ] per share, (assuming that the underwriters have not exercised their overallotment option), and the use of the net proceeds of this offering to [            ]. Our unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2004 and for the year ended December 31, 2003 present our consolidated results of operations assuming that this offering and the use of the net proceeds of this offering to [            ] had occurred on January 1, 2003. Additionally, the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 assumes the disposition of substantially all of our Directories Business, of which 87.42% was completed on May 8, 2003 and 12.58% was completed on September 4, 2003, had all been completed on January 1, 2003. In our opinion, these statements include all material adjustments necessary to reflect, on a pro forma basis, the impact of this offering, the use of the net proceeds of this offering to [            ], and the sale of the Directories Business on our historical financial information for the applicable periods described above. The pro forma adjustments set forth in the Unaudited Pro Forma Condensed Consolidated Balance Sheet and Unaudited Pro Forma Condensed Consolidated Statements of Operations are described more fully in Note 2, "Pro Forma Assumptions and Adjustments" below.

        This unaudited pro forma condensed consolidated financial information should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the related notes incorporated by reference in the accompanying prospectus. Our unaudited pro forma condensed consolidated financial information has been presented for informational purposes only and does not necessarily reflect our results of operations or financial position that would have existed had we operated with this offering completed, the use of the net proceeds of this offering to [            ], and without our Directories Business for the applicable periods presented and should not be relied upon as being indicative of our future results after this offering, the use of the net proceeds of this offering to [            ], and the disposition of the Directories Business.

2.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2004

        The unaudited pro forma condensed consolidated balance sheet has been prepared to reflect the following transactions as if they had occurred on September 30, 2004. Actual amounts could vary from these pro forma adjustments.

  (a)
  Net proceeds of this offering of $[    ] based on the issuance of [            ] shares of our common stock at a price of $[    ] per share, and assumes the underwriters do not exercise their overallotment option. Net proceeds of the offering anticipates underwriting discounts of $[    ] and other fees and expenses of the offering payable by us, which are based on management estimates, of $[    ].

  (b)
  Use of the net proceeds of the offering to [                        ].

NOTES TO CONSOLIDATED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS—Continued

(in thousands)

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2004

        The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2004 has been prepared to reflect the following adjustments as if this offering and the use of the net proceeds of this offering to [                        ] had occurred on January 1, 2003. Only results from continuing operations are shown. Actual amounts could vary from these pro forma adjustments.

  (c)
  The effect of this offering as described in (a) on the pro forma weighted average basic and diluted shares outstanding of [            ] shares and the related effect on basic and diluted loss per share from continuing operations.

  (d)
  Use of net proceeds of the offering to [                        ].

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2003

        The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 has been prepared to reflect the following adjustments as if this offering, the use of the net proceeds of this offering to [            ], and the disposition of our Directories Business had occurred on January 1, 2003. Only results from continuing operations are shown. Actual amounts could vary from these pro forma adjustments.

  (e)
  Represents the effect of eliminating the results of operations of the Directories Business and the $113,518 gain on disposal, $4,249 foreign exchange gains, and alternative minimum income taxes of $1,095 associated with its disposition from the unaudited pro forma condensed consolidated statement of operations. We disposed of 99.9% of the Directories Business during 2003.

  (f)
  The effect of this offering as described in (a) on the pro forma weighted average basic and diluted shares outstanding of [            ] shares and the related effect on basic and diluted loss per share from continuing operations.

  (g)
  Use of the net proceeds of the offering to [                        ].

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Introduction

        The following discussion should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in, or incorporated by reference in, this prospectus supplement or the accompanying prospectus. This prospectus supplement contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in forward-looking statements. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

Alaska Communications Systems Group

        In December 2001, we entered into a Telecommunications Services Partnering Agreement, or TPA, with the State of Alaska that became effective on April 1, 2002, to provide comprehensive telecommunications services for a period of five years. This contract obligated us, among other things, to deploy and manage advanced and innovative technologies through new and previously untested business practices. The TPA contained a specific completion date of April 1, 2003 for certain implementation aspects, as well as specific ongoing service level agreements. Both parties to the TPA alleged breaches and failures to perform by the other party, and on September 15, 2003, we received notification from the State of Alaska that the State was terminating the TPA between the two parties and initiating the disentanglement procedures under the contract. On October 1, 2003, we announced that we had entered into a voluntary settlement with the State of Alaska regarding the TPA. Subsequently, we and the State negotiated and agreed to a definitive settlement agreement and Mutual Release, or the settlement agreement, effective October 14, 2003.

        For the year ended December 31, 2003, the operations of the State of Alaska contract accounted for $19.9 million of our consolidated operating revenues, of which $15.5 million was recorded in our Internet revenue and $4.4 million was recorded in our interexchange revenue. We also incurred consolidated operating expenses under the contract of $27.2 million during 2003, of which $20.4 million was recorded as an expense of our Internet operations, $5.2 million was recorded as an expense of our interexchange operations and $1.5 million was recorded in depreciation expense. As a result primarily of the State of Alaska contract termination, we also recognized $54.9 million of operating losses from contract termination and asset impairment charges and $15.9 million of non-operating asset impairment charges. Our remaining obligations under the settlement agreement were completed in the first quarter of 2004 and the only remaining obligations are final payments to us by the State of Alaska.

        We generate revenue primarily through:

  •
  the provision of local telephone services, including:

  •
  basic local service to retail customers within our service areas,

  •
  wholesale service to CLECs,

  •
  network access services to interexchange carriers for origination and termination of interstate and intrastate long distance phone calls,

  •
  enhanced services,

  •
  ancillary services, such as billing and collection, and

  •
  universal service payments;

  •
  the provision of wireless services;

  •
  the provision of Internet services; and

  •
  the provision of interexchange network long-distance and data services.

        In addition, we provide video entertainment services through our partnership with the satellite operator, DISH Network.

  Local Telephone

        We are the largest local exchange carrier ("LEC") in Alaska and the 13th largest in the United States. Basic local service is generally provided at a flat monthly rate and allows the user to place unlimited calls within a defined local calling area. Access revenues are generated in part by billing interexchange carriers for access to the LEC's local network and its customers and in part by billing the local customers themselves. Universal service revenues are a subsidy paid to rural LECs to support the high cost of providing service in rural markets.

        Changes in revenue are largely attributable to changes in the number of access lines, local service rates and minutes of use. Other factors can also impact revenue, including:

  •
  intrastate and interstate revenue settlement methodologies;

  •
  authorized rates of return for regulated services;

  •
  whether an access line is used by a business or consumer subscriber;

  •
  intrastate and interstate calling patterns;

  •
  customers' selection of various local rate plan options;

  •
  selection of enhanced calling services, such as voice mail; and

  •
  other subscriber usage characteristics.

        LECs have three basic tiers of customers:

  •
  consumer and business customers located in their local service areas that pay for local phone service and a portion of network access;

  •
  interexchange carriers that pay for access to long distance calling customers located within its local service areas; and

  •
  CLECs that pay for wholesale access to the Company's network in order to provide competitive local service on either a wholesale or unbundled network element ("UNE") basis as prescribed under the 1996 Act.

        LECs provide access service to numerous interexchange carriers and may also bill and collect long distance charges from interexchange carrier customers on behalf of the interexchange carriers. The amount of access charge revenue associated with a particular interexchange carrier varies depending upon long distance calling patterns and the relative market share of each long distance carrier.

        Our local service rates for end users are authorized by the RCA. Authorized rates are set by the FCC and the RCA for interstate and intrastate access charges, respectively, and may change from time to time.

  Wireless

        We are the second largest statewide provider of wireless services in Alaska, currently serving approximately 96,000 subscribers. Our wireless network footprint covers over 480,000 residents, including all major population centers and highway and ferry corridors. We currently operate a TDMA digital network in substantially all of our service areas, and are rolling out a new generation of digital network known as CDMA 1xRTT, which provides customers with improved voice call quality, average mobile data speeds of 70-80kbps and provides a platform for the launch of enhanced services. We began offering CDMA 1xRTT services in several of our service areas in May 2004. In June 2004 we began offering wireless broadband service based on EV-DO which enables high speed data connectivity with speeds that burst up to 2mbps to our wireless markets in Anchorage, Fairbanks, and Juneau. We estimate that the new CDMA service currently covers 73% of our wireless footprint of 480,000 residents.

  Internet

        We are the second largest provider of Internet access services in Alaska with approximately 46,000 customers. We offer dial-up and dedicated DSL Internet access to our customers. We are a single source provider of advanced IP based private networks in Alaska.

  Interexchange

        We provide switched and dedicated long distance services to approximately 44,000 customers in Alaska. The traffic from these customers is carried over our owned or leased facilities.

  Satellite Television

        We provide video entertainment services on a resale basis through our partnership with the satellite provider, DISH Network. The current agreement with the provider became effective August 2003 and will either be renegotiated or terminate December 2005.

Critical Accounting Policies and Accounting Estimates

        Management is responsible for the financial statements incorporated by reference herein and has evaluated the accounting policies used in their preparation. Management believes these policies to be reasonable and appropriate. Our significant accounting policies are described in note 1 in the notes to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, incorporated by reference herein. The following discussion identifies those accounting policies that management believes are critical in the preparation of our financial statements, the judgments and uncertainties affecting the application of those policies, and the possibility that materially different amounts would be reported under different conditions or using different assumptions.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the significant estimates affecting the financial statements are those related to the realizable value of accounts receivable, long-lived assets (in particular, those assets accounted for under SFAS No. 71, Accounting for the Effects of Certain Types of Regulation), income taxes, network access revenue reserves and litigation reserves. Actual results may differ from those estimates.

        We use an allowance method to estimate the net realizable value of accounts receivable. As of September 30, 2004, the allowance for doubtful accounts receivable was $4.0 million. Actual collection results could vary significantly from management's estimate.

        Access revenue is recognized when earned. We participate in access revenue pools with other telephone companies. Such pools are funded by toll revenue and/or access charges regulated by the RCA within the intrastate jurisdiction and the FCC within the interstate jurisdiction. Much of the interstate access revenue is initially recorded based on estimates. These estimates are derived from interim financial statements, available separations studies and the most recent information available about achieved rates of return. These estimates are subject to adjustment in future accounting periods as additional operational information becomes available. To the extent that disputes arise over revenue settlements, our policy is to defer revenue collected until settlement methodologies are resolved and finalized. At September 30, 2004, we had recorded liabilities of $18.7 million related to our estimate of refundable access revenue. Actual results could vary from this estimate.

        We utilize the liability method of accounting for income taxes. Under the liability method, deferred taxes reflect the temporary differences between the financial and tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent that it is more likely than not that such deferred tax assets will not be realized. The cumulative valuation allowance against deferred tax assets was $108.7 million as of September 30, 2004, which represents 100% of all deferred tax assets.

        Our local telephone exchange operations account for costs in accordance with the accounting principles for regulated enterprises prescribed by SFAS No. 71. This accounting recognizes the economic effects of rate regulation by recording cost and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. Accordingly, under SFAS No. 71, plant and equipment is depreciated over lives approved by regulators and certain costs and obligations are deferred based upon approvals received from regulators to permit recovery of such amounts in future years.

        We implemented, effective January 1, 2003, higher depreciation rates for our regulated telephone plant for the interstate jurisdiction which management believes approximate the economically useful lives of the underlying plant. As a result, we have recorded a regulatory asset under SFAS No. 71 of $31.5 million as of September 30, 2004 related to depreciation of the regulated telephone plant allocable to its intrastate and local jurisdictions. We have also deferred as a regulatory asset $0.9 million of costs incurred in connection with regulatory rate making proceedings, which is being amortized over three years starting in 2003. The balance of this regulatory asset was $0.4 million at September 30, 2004. If we were not following SFAS No. 71, we would have recorded additional cumulative depreciation expense of $31.5 million for the intrastate and local jurisdictions and the deferred costs incurred in connection with regulatory rate making proceedings would have been charged to expense as incurred. We also have a regulatory liability of $53.5 million at September 30, 2004 related to accumulated removal costs. If we were not following SFAS No. 71, we would have followed SFAS No. 143 for asset retirement obligations. Non-regulated revenues and costs incurred by the local telephone exchange operations and our non-regulated operations are not accounted for under SFAS No. 71 principles.

        Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. In accordance with the guidelines of this accounting principle, goodwill and indefinite-lived intangible assets are no longer amortized but will be assessed for impairment on at least an annual basis. SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level upon adoption and at least annually thereafter, utilizing a two-step methodology. The initial step requires us to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of the unit may be impaired. The amount, if any, of the impairment is then measured in the second step. We determined the fair value of each reporting unit for purposes of this test primarily by using a discounted cash flow valuation technique. Significant estimates used in the valuation include estimates of future cash flows, both future short-term and long-term growth rates, and estimated cost of capital for purposes of arriving at a discount factor. At September 30, 2004, we had recorded goodwill of $38.4 million applicable to our local telephone and wireless segments and intangible assets of $21.9 million related primarily to our wireless segment.

        We are involved in various claims, legal actions and regulatory proceedings arising in the ordinary course of business, and have recorded litigation reserves of $4.6 million against certain claims and legal actions as of September 30, 2004. We believe that the disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows beyond the amounts already recorded. Estimates involved in developing these litigation reserves could change as these claims, legal actions and regulatory proceedings are resolved.

Results of Operations

        The following table summarizes our operations for the years ended December 31, 2001, 2002, and 2003 and for the nine months ended September 30, 2003 and 2004. Certain reclassifications have been made to 2001 and 2002 to conform to the current presentation of our consolidated operations.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
	(in thousands)
Operating revenues
Local telephone
Local network service	$96,270	$99,512	$96,357	$73,370	$68,972
Network access revenue	102,977	108,335	97,759	73,951	75,362
Deregulated revenue and other	22,164	18,600	21,271	15,151	15,642

Total local telephone	221,411	226,447	215,387	162,472	159,976
Wireless	41,894	43,180	46,548	34,868	41,266
Directory	33,870	33,604	11,631	11,631	—
Internet	13,724	20,847	33,026	24,416	15,013
Interexchange	17,626	16,066	16,956	12,623	11,077

Total operating revenues	328,525	340,144	323,548	246,010	227,332
Operating expenses:
Local telephone	117,820	114,582	116,354	84,267	96,806
Wireless	27,429	29,352	31,064	21,796	27,229
Directory	14,684	14,170	5,249	5,249	—
Internet	16,577	31,299	45,523	35,829	21,204
Interexchange	25,784	23,647	25,542	17,886	15,511
Contract termination and asset impairment charges	—	—	54,858	54,539	—
Depreciation and amortization	79,108	82,940	82,185	66,735	57,686
Loss (gain) on disposal of assets, net	—	2,163	(112,622)	(112,507)	2,825
Goodwill impairment loss	—	64,755	—	—	—

Total operating expenses	281,402	362,908	248,153	173,794	221,261

Operating income (loss)	47,123	(22,764)	75,395	72,216	6,071
Other income and expense:
Interest expense	(60,157)	(51,704)	(71,470)	(51,390)	(38,914)
Interest income and other	3,319	2,203	(9,408)	(10,209)	614

Total other expense, net	(56,838)	(49,501)	(80,878)	(61,599)	(38,300)

Income (loss) before income taxes, discontinued operations and cumulative effect of change in accounting principle	(9,715)	(72,265)	(5,483)	10,617	(32,229)
Income tax expense (benefit)	(195)	—	1,095	—	—

Income (loss) from continuing operations	(9,520)	(72,265)	(6,578)	10,617	(32,229)
Loss from discontinued operations	(1,718)	(7,632)	(52)	(52)	—

Income (loss) before cumulative effect of change in accounting principle	(11,238)	(79,897)	(6,630)	10,565	(32,229)
Cumulative effect of change in accounting principle	—	(105,350)	—	—	—

Net income (loss)	$(11,238)	$(185,247)	$(6,630)	$10,565	$(32,229)

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

  Operating Revenues

        Operating revenue decreased $18.7 million, or 7.6%, for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. Wireless revenue increased compared to the corresponding period of 2003, while local telephone, Internet and interexchange revenue decreased compared to the corresponding period of 2003. On May 8, 2003, we completed the sale of a majority interest (87.42%) in our Directories Business. We did not have any revenues from operations from the Directories Business after that date, but had recorded $11.6 million of revenues from this business for the nine months ended September 30, 2003. On September 4, 2003 we sold the majority of our remaining interest and now own less than 0.1% of the Directories Business.

        Local Telephone.    Local telephone revenue, which consists of local network service, network access and deregulated and other revenue, decreased $2.5 million, or 1.5%, for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. The following table summarizes our consolidated local telephone revenue by category:

	Nine Months Ended September 30,
	2003	2004
	(in thousands)
Local telephone revenue:
Local network service	$73,370	$68,972
Network access	73,951	75,362
Deregulated and other	15,151	15,642

Total local telephone revenue	$162,472	$159,976

        The following table summarizes our local telephone access lines:

	As of September 30,
	2003	2004
Local telephone access lines:
Retail	221,956	209,414
Wholesale	18,803	17,498
Unbundled network elements—platform (UNE—P)	4,899	6,250
Unbundled network elements—loop (UNE—L)	67,542	68,522

Total local telephone access lines	313,200	301,684

        Local network service revenue decreased $4.4 million, or 6.0%, for the nine months ended September 30, 2004, compared to the nine months ended September 30, 2003, while access lines in service decreased 3.7% to 301,684, adjusted for a reduction of 2,788 internal lines that ceased to be counted following a change in line count methodology. The decrease in revenue reflects the net effect of network access line losses, loss of retail lines to UNE lines and regulatory rate changes offset by increases in UNE rates. Also contributing to the decrease in local network service are decreases in feature and directory assistance revenue.

        Consistent with the U.S. telecommunications industry trend, we experienced a loss of network access lines as customers migrated to broadband Internet services reducing demand for second lines, migrated to cable telephony, or replaced landline service with wireless service.

        Network access revenue increased $1.4 million, or 1.9%, for the nine months ended September 30, 2004 compared to the same period in 2003. The increase in network access revenue is due to ongoing true-ups to prior years' interstate access and universal service fund studies. Network access revenue is based on a regulated return on rate base and recovery of allowable expenses associated with the origination and termination of toll calls for our retail and resale customers. Management expects that network access revenue will decline as a component of local telephone revenue for the foreseeable future.

        Deregulated and other revenue, which increased $0.5 million, or 3.2%, for the nine months ended September 30, 2004, compared to the nine months ended September 30, 2003, consists principally of billing and collection services, space and power rents, deregulated equipment sales, paystation revenue, regulated directory listing revenue, and other miscellaneous telephone revenue. The increase in deregulated and other revenue is due principally to an increase in billing and collection services, including revenue earned from the sold directories business, and messaging revenue, offset in part by the decrease in paystation dial around revenue discussed in the three month operating results.

        Wireless.    Wireless revenue increased $6.4 million, or 18.4%, for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. This increase is due primarily to the following:

  •
  growth in average subscribers of 11.8% for the nine months ended September 30, 2004 over the prior year period;

  •
  an increase in monthly average revenue per unit, or ARPU, of 4.9%, to $43.87 for the nine months ended September 30, 2004, from $41.81 for the nine months ended September 30, 2003, primarily as a result of increased plan revenue, roaming, and regulatory surcharges;

  •
  higher gross customer adds in the nine months ended September 30, 2004 resulting in $3.0 million of handset revenue compared to $1.6 million for the nine months ended September 30, 2003.

        Internet.    Internet revenue decreased $9.4 million, or 38.5%, for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. This decrease is primarily due to the loss of $12.3 million in revenue associated with the State of Alaska TPA, which was terminated in October 2003, offset by approximately $1.3 million of revenue increases as a result of growth in DSL subscribers of 38.7% to 22,592 at September 30, 2004, from 16,294 at September 30, 2003.

        Interexchange.    Interexchange revenue decreased $1.5 million, or 12.3%, for the nine months ended September 30, 2004, compared to the nine months ended September 30, 2003, primarily due to the termination of services to the State of Alaska TPA. Both intrastate and interstate revenue declined from the previous year. While long distance subscribers increased to 44,334 at September 30, 2004 from 43,499 at September 30, 2003, total minutes of use decreased to 101.9 million for the nine months ended September 30, 2004, from 113.5 million for the nine months ended 2003.

  Operating Expenses

        Operating expense increased $47.5 million, or 27.3%, for the nine months ended September 30, 2004, compared to the nine months ended September 30, 2003. The increase is primarily attributable to the $113.5 million gain on disposal of assets, net of $54.5 million of contract termination and asset impairment charges, recognized in the nine months ended September 30, 2003, offset by the following cost reductions:

  •
  cost avoidance following the termination of the State of Alaska TPA;

  •
  reduction in depreciation and amortization of $9.0 million following an order by the RCA to reduce depreciation rates, which we adopted in the fourth quarter of 2003; and

  •
  cost avoidance following the sale of a majority interest in the Directories Business, which had recorded $5.2 million of expense for the nine months ended September 30, 2003.

        Depreciation and amortization associated with the operation of each of our segments has been included in total depreciation and amortization.

        Local Telephone.    The components of local telephone expense are plant specific operations, plant non-specific operations, customer operations, corporate operations and property and other operating tax expense. Local telephone expense increased $12.5 million, or 14.9%, for the nine months ended September 30, 2004, compared to the nine months ended September 30, 2003. The increase in local telephone expense was primarily attributable to a shift in our focus from the State of Alaska TPA, as reflected in our Internet and interexchange segments, to core business services resulting in a higher allocation of shared costs. Other contributing factors include:

  •
  allocation of $2.0 million in one-time early termination charges of an aircraft operating lease;

  •
  write-off of $1.6 million of obsolete inventory;

  •
  increase in legal reserves of $0.6 million and nonrecurring charges of $0.7 million for various open disputes and commitments;

  •
  write down of $0.4 million of reimbursable expenses;

  •
  increased cellular access charges related to reciprocal compensation of $0.8 million.

        Wireless.    Wireless expense increased $5.4 million, or 24.9%, for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. This increase resulted primarily from an increase in minutes of use to 201.8 million minutes in the nine months ended September 30, 2004, from 171.6 million minutes in the nine months ended September 30, 2003. Additionally, the cost of goods sold for cell phones increased $2.0 million for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003, primarily due to higher hand set sales. Operating expenses were also impacted by the allocation of $0.8 million in costs for the early termination of our aircraft operating lease and the write down of vendor credits.

        Internet.    Internet expense decreased by $14.6 million, or 40.8%, compared to the nine months ended September 30, 2003. The decrease in Internet expense was due principally to the elimination of the operating costs associated with the State of Alaska TPA. As discussed above, this contract with the State of Alaska was terminated effective October 2003. The decrease was offset by an increase in DSL cost of goods sold of $1.4 million due to the 38.7% increase in DSL subscribers and $1.2 million in allocated costs for the early termination of our aircraft operating lease and inventory write downs.

        Interexchange.    Interexchange expenses decreased by $2.4 million, or 13.3%, compared to the nine months ended September 30, 2003. The majority of this decrease was the result of the decline in long distance minutes of use, as discussed under interexchange service revenue above, and is primarily attributable to the loss of the State of Alaska TPA, offset by increased legal costs of $980 thousand associated with the defense in the Infinite Minutes litigation.

        Depreciation and Amortization.    Depreciation and amortization expense decreased $9.0 million, or 13.6%, for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. The decrease in depreciation is due principally to depreciation rate decreases ordered by the RCA for ACSA that we adopted for the intrastate and local jurisdictions during the fourth quarter of 2003, retroactive to January 1, 2003. In addition, on September 30, 2003, we recorded a significant asset reduction on the Internet business unit due to the termination of the State of Alaska contract.

        Gain/Loss on Disposal of Assets.    For the nine months ended September 30, 2003, we recognized a gain of $113.5 million on a pre-tax basis, on disposition of our Directories Business, offset by a non-cash loss on the disposal of certain fixed assets. In the nine months ended September 30, 2004, we incurred a loss of $2.8 million following the disposal of certain wireless assets, driven by the network upgrade from TDMA to CDMA.

  Interest Expense

        Interest expense decreased $12.5 million, or 24.3%, for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. The decline is due to the early extinguishment of debt charges of $9.7 million during the nine months ended September 30, 2003, combined with lower term loan balances and market interest rate effects on our variable interest rate debt.

  Interest Income and Other

        Interest income and other increased by $10.8 million for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003, primarily due to a $15.9 million non-operating impairment loss on a Crest note receivable being recorded in the third quarter of 2003, offset in part by a $4.3 million gain on foreign exchange on the sale of the Directories Business.

  Income Taxes

        We have fully reserved the income tax benefit resulting from the consolidated losses we have incurred since May 14, 1999, the date of the acquisition of substantially all of our operations.

  Discontinued Operations

        On March 30, 2002, our management approved a plan to offer for sale its wireless cable television service segment. As a result of this decision, the operating revenue and expense of this segment has been classified as discontinued operations under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for the nine months ended September 30, 2003. We have fully reserved in the form of a valuation allowance the income tax benefit of this discontinuance. We completed our disposal of our wireless cable television segment as of March 31, 2003.

  Net loss

        The change in net loss is primarily a result of the factors discussed above.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

  Operating Revenues

        Operating revenues decreased $16.6 million, or 4.9%, for the year ended December 31, 2003 compared to the year ended December 31, 2002. Wireless, Internet, and interexchange revenues increased compared to the prior period, while local telephone decreased. On May 8, 2003, we completed the sale of a majority interest (87.42)% in our Directories Business. We did not have any revenues from operations from the Directories Business after that date.

        Local Telephone.    Local telephone revenues, which consist of local network service, network access revenue, and deregulated revenues and other, decreased $11.1 million, or 4.9%, for the year ended December 31, 2003 compared to the same period in 2002.

        The local network service component of local telephone revenues was $96.4 million during 2003 compared with $99.5 million during 2002. Local network service revenue decreased $3.2 million or 3.2% from the prior year, while average access lines in service decreased 2.7% to 318,614. Substantially all of the decrease reflects the net effect of retail market share losses offset by increases in unbundled network element revenue. Retail access lines decreased 15,330 or 6.5% to 220,818 at December 31, 2003.

        We experienced a loss of direct retail customers during the year as customers cancelled second lines they were not using or switched to competing service providers. This reduction in direct retail customers was partially offset by an increase in wholesale lines. Generally, if a retail local network service customer of ours switches to a competitor, we continue to provide the line to the competitor on a wholesale basis at reduced revenue per line. Management believes that the continuing loss of market share we have experienced in certain of our markets is partially attributable to below cost interconnection rates mandated by the RCA for UNEs. On October 25, 2001, the RCA granted ACSA an interim UNE rate increase of $1.07, bringing the UNE rate up from $13.85 to $14.92. The interim and refundable rate increase was implemented in November 2001 and generated approximately $0.8 million in additional revenue during 2003. See "Regulation" for further discussion.

        Network access revenues decreased by $10.6 million, or 9.8%, from $108.3 million in 2002 to $97.8 million in 2003. During the second quarter of 2002, we recognized as revenue $11.1 million of previously deferred interstate access revenue related to a dispute on interstate access rates for the Anchorage market based on a favorable ruling by the District of Columbia Court of Appeals. Network access revenue is based on a regulated return on rate base and recovery of allowable expense associated with the origination and termination of toll calls for our retail and resale customers. Excluding the impact of the revenue recognized as a result of the favorable ruling by the court, the increase in network access revenues of $0.5 million compared to the corresponding period in 2002 is due primarily to updated access studies. Management expects that network access revenues will generally be on a declining trend for the foreseeable future.

        Deregulated and other revenues, which increased $2.7 million, or 14.4% from 2002, consists principally of billing and collection services, space and power rents, deregulated equipment sales, pay station revenues, regulated directory listing revenue, and other miscellaneous telephone revenues. The increase in deregulated and other revenue was due primarily to an increase in rents and billing and collection revenue.

        Wireless.    Wireless revenues increased $3.4 million, or 7.8%, to $46.5 million for the year ended December 31, 2003 compared to $43.2 million for the year ended December 31, 2002. This increase is due primarily to growth in average subscribers of 4.2% from 81,170 in 2002 to 84,619 in 2003. Subscriber average monthly minutes of use increased from 202 minutes in 2002 to 227 minutes in 2003. Primarily as a result of increased minutes of use over plan allotments, the monthly average revenue per unit, or ARPU, increased from $44.33 in 2002 to $45.84 in 2003.

        Internet.    Internet revenues increased from $20.8 million in 2002 to $33.0 million in 2003—an increase of $12.2 million, or 58.4%. This increase is primarily due to revenue associated with our contract with the State of Alaska and because approximately $1.2 million of this increase was earned in the prior year but could not be estimated and therefore was not recorded until the current year. Internet also experienced growth in DSL subscribers of 41.2% from 12,590 at December 31, 2002 to 17,780 at December 31, 2003.

        On September 15, 2003, we received notification from the State of Alaska that it intended to terminate a five year TPA with us and disentangle. Subsequently, we and the State negotiated and agreed to a definitive Settlement Agreement and Mutual Release effective October 14, 2003, outlining the terms of disentanglement between the parties. State of Alaska contract revenues included in Internet were $15.5 million and $8.0 million for the years ended December 31, 2003 and 2002, respectively.

        Interexchange.    Interexchange revenue increased from $16.1 million in 2002 to $17.0 million in 2003—an increase of $0.9 million, or 5.5%. Long distance subscribers decreased from approximately 70,000 at December 31, 2002 to 43,166 at December 31, 2003. The decrease in subscribers was substantially due to database grooming to remove approximately 20,000 non-revenue generating inactive subscribers from the subscriber list in connection with the conversion of long distance billing from an outside service bureau to an in-house system during the first and second quarters of 2003. The average revenue per unit, or ARPU, increased to $24.97 in 2003 compared to $19.73 during 2002 and total minutes of use decreased from 153.4 million in 2002 to 149.3 million in 2003. The decline in minutes of use was due to increased competition in the marketplace, and the popularity of discount long distance calling cards. Currently, we have a low penetration on this product, but we expect our market share to grow as we increasingly offer attractive bundles to our customers, which may offset declines in interexchange revenue due to the termination of the State of Alaska contract.

Operating Expenses

        Operating expenses decreased $114.8 million, or 31.6%, from $362.9 million for the year ended December 31, 2002 to $248.2 million for the year ended December 31, 2003. Included in operating expenses for 2003 is a net gain on disposal of assets of $112.6 million and contract termination and asset impairment charges of $54.9 million. Included in operating expenses for 2002 is a goodwill impairment charge of $64.8 million and a net loss on disposal of assets of $2.2 million. Excluding these charges, operating expenses increased $9.9 million or 3.4%.

        On May 8, 2003, we completed the sale of a majority interest (87.42)% in our Directories Business. We did not have any expenses from operations from the Directories Business after this date.

        Depreciation and amortization associated with the operation of each of our segments has been included in total depreciation and amortization.

        Local Telephone.    The components of local telephone expense are plant specific operations, plant non-specific operations, customer operations, corporate operations and property and other operating tax expense. Local telephone expense increased from $114.6 million for the year ended December 31, 2002 to $116.4 million for the year ended December 31, 2003—an increase of $1.8 million or 1.5%. The increase in local telephone expense was substantially attributable to executive recruiting and retirement costs, litigation reserves and federal universal service charges recorded during the third and fourth quarters of 2003.

        Wireless.    Wireless expense increased $1.7 million, or 5.8%, for the year ended December 31, 2003 compared to the year ended December 31, 2002. This increase is substantially due to an increase of minutes of use from 196.8 million in 2002 to 231.0 million in 2003.

        Internet.    Internet expenses increased by $14.2 million, or 45.4%. The increase in Internet expense was due principally to transition expenses and operating costs associated with providing services under the State of Alaska telecommunications contract. State of Alaska contract related expense totaling $1.5 million was incurred in the previous year but was recorded in the current year as it was the first point in which the expense could be matched to the associated revenue, as discussed above in Internet revenue. We and the State have negotiated and agreed to a definitive Settlement Agreement and Mutual Release effective October 14, 2003, terminating the contract and outlining the terms of disentanglement between the parties. We anticipate expense for this segment to decline as we complete the disentanglement under the contract.

        Interexchange.    Interexchange expenses increased by $1.9 million, or 8.0%. The majority of this increase was caused by an increase in billing and collection fees, toll switching and litigation reserves in 2003.

        Contract termination and asset impairment charges.    During the year ended December 31, 2003, we recorded $54.9 million in contract termination and asset impairment charges. These charges resulted from (1) the termination of the TPA with the State of Alaska and (2) an impairment of fiber optic indefeasible rights of use and IP network and service center assets resulting from the termination of the TPA as well as changes in the communications industry and the economy.

        The following table itemizes the components of the contract termination and asset impairment charges (in thousands).

Contract termination charges:

Contract termination payment	$3,448
Loss on disposal of assets	5,648
Accounts receivable and working capital write-downs	3,575

Total contract termination charges	12,671
Asset impairment charges	42,187

Total contract termination and asset impairment charges	$54,858

        See Note 9, "Contract Termination and Asset Impairment Charges" to the audited consolidated financial statements incorporated by reference in the accompanying prospectus for a description of each element of the contract termination and asset impairment charges.

        Depreciation and Amortization.    Depreciation and amortization expense decreased $0.8 million, or 0.9%.

        Loss (gain) on Disposal of Assets.    On April 28, 2003, we entered into an underwriting agreement to sell a majority interest in our Directories Business and on April 29, 2003 filed a final prospectus to offer this majority interest to investors through a Canadian income fund. The transaction was completed on May 8, 2003, with us selling an 87.42% interest and retaining a 12.58% interest in our Directories Business. We recognized a gain on disposition of this majority interest of our Directories Business of $97.6 million on a pre-tax basis.

        Subsequently on August 27, 2003, we disposed of substantially all of our remaining interest through the exercise of our right to convert 99.23% of our then remaining 12.58% interest to 2.5 million units of the ACS Media Income Fund, which were then sold in an underwritten offering. The transaction settled on September 4, 2003, generating $17.2 million in net proceeds and a gain on disposition of $15.9 million. As a result of this transaction, we now own less than 0.1% of the Directories Business.

        We recorded a non-cash loss on the disposal of certain fixed assets of $0.9 million during 2003 and $2.2 million during 2002.

        Goodwill impairment loss.    We recorded a non-cash goodwill impairment charge during the fourth quarter of 2002 of $64.8 million as a result of our annual goodwill impairment test under SFAS No. 142, Goodwill and Intangible Assets. See Note 4, "Goodwill and Other Intangible Assets" to the consolidated financial statements incorporated by reference in the accompanying prospectus for additional information.

  Interest Expense and Interest Income and Other

        Interest expense increased $19.8 million, or 38.2%, for the year ended December 31, 2003 compared to the year ended December 31, 2002. As a result of the early extinguishments of outstanding debt of $106.7 million during the second quarter of 2003 and the refinancing of $320.7 million during the third quarter of 2003, $13.1 million of debt issuance cost was charged to interest expense. We also extinguished early our interest rate swap contract during the fourth quarter of 2003, resulting in an additional charge of $5.1 million. During the second quarter of 2002, we reversed $1.7 million of previously accrued interest expense as a result of a favorable ruling by the District of Columbia Court of Appeals related to a dispute on interstate access rates for the Anchorage market. In addition, we incurred additional interest expense in 2003 under our $182 million 97/8% senior unsecured notes due 2011, offset by lower term loan balances and the results of market interest rate effects on our variable interest rate debt. Interest income and other also declined by $11.6 million, due to a $15.9 million non-operating impairment loss on a note receivable offset by the $4.3 million gain on foreign exchange on the sale of the Directories Business.

  Income Taxes

        We have fully reserved the income tax benefit resulting from the consolidated losses we have incurred since May 14, 1999, the date of the acquisition of substantially all of our operations. During 2003, we incurred $1.1 million in Alternative Minimum Tax as a result of the sale of our Directories Business.

  Discontinued Operations

        On March 30, 2002, our management approved a plan to offer for sale our wireless cable television service segment. As a result of this decision, the operating revenue and expense of this segment has been classified as discontinued operations under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for all periods presented and the assets and liabilities of the disposal group have been written down to their fair value, net of expected selling expense. The write down and results of operations of this discontinued segment resulted in a charge to discontinued operations of $52,000 and $7.6 million for the years ended December 31, 2003 and 2002, respectively. We have fully reserved in the form of a valuation allowance the income tax benefit of this discontinuance. We completed our disposal of our wireless cable television segment as of March 31, 2003.

  Cumulative Effect of Change in Accounting Principle

        During the second quarter of fiscal 2002, we also completed the transitional review for goodwill impairment required under SFAS No. 142, Goodwill and Intangible Assets. This review indicated that goodwill recorded in the local telephone, Internet and interexchange segments was impaired as of January 1, 2002. Accordingly, we measured and recognized a transitional impairment loss of $105.4 million as a cumulative effect of a change in accounting principle. See Note 4, "Goodwill and Other Intangible Assets", to the audited consolidated financial statements incorporated by reference in the accompanying prospectus for additional discussion of the impact of this statement on our consolidated financial statements.

  Net Loss

        Net loss decreased $178.6 million, or 96.4% for the year ended December 31, 2003, compared to the year ended December 31, 2002, as a result of the factors discussed above.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

  Operating Revenues

        Operating revenues increased $11.6 million, or 3.5%, for the year ended December 31, 2002 compared to the year ended December 31, 2001. Local telephone, wireless and Internet revenues increased compared to the prior period.

        Local Telephone.    Local telephone revenues increased $5.0 million, or 2.3%, for the year ended December 31, 2002 compared to the same period in 2001.

        The local network service component of local telephone revenues was $99.5 million during 2002 compared with $96.3 million during 2001. Revenue increased $3.2 million or 3.4% from the prior year, while average access lines in service decreased 1.0% to 327,965. The increase in revenue is due to an increase of approximately $2.1 million in additional feature, service order, directory assistance and wireless access revenue and approximately $1.1 million of additional local private line revenue. The revenue increase from approximately $4.9 million of rate increases for both retail and UNE local service rates implemented during the fourth quarter of 2001 at ACSA, as discussed below, was offset in part by a promotion to enhance customer loyalty and loss of direct retail lines as customers cancelled second lines they were no longer using and some customers switched to competing service providers. While we receive revenue from competing service providers for providing access to our customers on a wholesale basis, below-cost UNE rates reduces our ability to profit from wholesale.

        We continued to experience loss of retail market share for local network service in our Anchorage, Fairbanks and Juneau service areas during the year. Generally, when we lose a retail local network service customer of ours to a competitor, we continue to provide the line to the competitor on a wholesale basis at reduced revenue per line. Management believes that the continuing loss of market share we have experienced in certain of our markets is partially attributable to below cost interconnection rates mandated by the RCA for UNEs. On October 25, 2001, the RCA granted ACSA an interim and refundable UNE rate increase of $1.07, increasing the UNE rates from $13.85 to $14.92. The interim and refundable rate increase was implemented in November 2001 and generated approximately $0.7 million in additional revenue during 2002. See "Regulation" for further discussion.

        Network access revenues increased by $5.4 million, or 5.2%, from $103.0 million in 2001 to $108.3 million in 2002. During the second quarter of 2002, we recognized as revenue $11.1 million of previously deferred interstate access revenue related to a dispute on interstate access rates for the Anchorage market based on a favorable ruling by the District of Columbia Court of Appeals. Excluding the impact of the revenue recognized as a result of the favorable ruling by the court, the decrease in network access revenue compared to the corresponding period in 2001 is due primarily to a shift from retail and wholesale lines to UNEs. Management expects that network access revenue will decline as a component of local telephone revenue for the foreseeable future.

        Deregulated and other revenues declined $3.6 million, or 16.1% from 2001. The decline in deregulated and other revenue was due primarily to a decrease in deregulated equipment sales of approximately $3.0 million. Customer premise equipment sales tend to fluctuate significantly from quarter to quarter and management believes they have also been impacted by recent economic concerns in the marketplace and technology alternatives.

        Wireless.    Wireless revenues increased $1.3 million, or 3.1%, to $43.2 million for the year ended December 31, 2002 compared to $41.9 million for the year ended December 31, 2001. This increase is due primarily to growth in average subscribers of 4.0% from 78,027 in 2001 to 81,170 in 2002. Average revenue per unit, or ARPU, decreased slightly from $44.74 in 2001 to $44.33 in 2002.

        Directory.    Directories Business revenues decreased slightly to $33.6 million in 2002 from $33.9 million in 2001.

        Internet.    Internet revenues increased from $13.7 million in 2001 to $20.8 million in 2002—an increase of $7.1 million, or 51.9%. This increase is primarily due to revenue associated with our contract with the State of Alaska and growth in DSL subscribers of 78.8% from 7,041 in 2001 to 12,590 in 2002. Also contributing to the increase was the additional revenues resulting from the acquisition of MosquitoNet in July of 2001.

        On December 10, 2001, we entered into a five-year contract with the State of Alaska to provide a broad range of telecommunications services, many of which were to be provided over an IP network and supported by a service center owned and operated by ACSI. Services under this contract began to be implemented during the second quarter of 2002. We made substantial capital investments to support the telecommunications needs of this customer, totaling approximately $12.4 million through December 31, 2002.

        Interexchange.    Interexchange revenue decreased from $17.6 million in 2001 to $16.1 million in 2002—a decrease of $1.6 million, or 8.9%. The decrease was due to a decline in long distance minutes of use from 219.6 million in 2001 to 153.4 million in 2002. Long distance subscribers increased from approximately 65,700 at December 31, 2001 to approximately 70,000 at December 31, 2002. During the first and second quarters of 2003, approximately 20,000 non-revenue generating inactive subscribers were removed from the subscriber lists due to database grooming. The decline in minutes of use was due to our decision to modify and cap a previously an unlimited $20 per month interstate calling plan in May of 2001, increased competition in the marketplace, and the popularity of discount long distance calling cards.

  Operating Expenses

        Operating expenses increased $81.5 million, or 29.0%, from $281.4 million for the year ended December 31, 2001 to $362.9 million for the year ended December 31, 2002.

        Local Telephone.    Local telephone expense decreased from $117.8 million for the year ended December 31, 2001 to $114.6 million for the year ended December 31, 2002, a decrease of $3.2 million or 2.7%. As a percentage of local telephone revenue, local telephone expense decreased from 53.2% for 2001 to 50.6% for 2002. These results reflect continued improvements in our cost structure, including workforce reductions and benefits derived from the deployment of information systems.

        Wireless.    Wireless expense increased $1.9 million, or 7.0%, for the year ended December 31, 2002 compared to the year ended December 31, 2001. This increase is substantially due to an increase of minutes of use from 162.0 million in 2001 to 196.8 million in 2002.

        Directory.    Directory expense decreased $0.5 million from $14.7 million in 2001 to $14.2 million in 2002. The decline in expenses is due to a decrease in cost of goods sold in 2002.

        Internet.    Internet expenses increased by $14.7 million, or 88.8%. The increase in Internet expense was due principally to start-up expenses associated with commencing services under the State of Alaska telecommunications contract, which we entered into on December 10, 2001.

        Interexchange.    Interexchange expenses decreased by $2.1 million, or 8.3%. The majority of this decrease was the result of the decline in long distance minutes of use as discussed under interexchange service revenue.

        Depreciation and Amortization.    Depreciation and amortization expense increased $3.8 million, or 4.8%, due principally to increases in plant in service in 2002 and the adoption of shorter depreciable lives for certain classes of assets over the corresponding period of 2001, offset by ceasing goodwill amortization with the adoption of SFAS No. 142, Goodwill and Intangible Assets, on January 1, 2002. Depreciation and amortization expense in 2001 included $7.7 million of goodwill amortization. Under SFAS No. 142, goodwill is no longer amortized but is instead subjected to an annual impairment test.

        Loss on disposal of assets.    We recorded a non-cash loss on disposal of assets of $2.2 million during 2002 as a result of retiring certain assets no longer in use which were not fully depreciated at their retirement date.

        Goodwill impairment loss.    We recorded a non-cash goodwill impairment charge during the fourth quarter of 2002 of $64.8 million as a result of our annual goodwill impairment test under SFAS No. 142, Goodwill and Intangible Assets. See Note 4, "Goodwill and Other Intangible Assets", in the Notes to Consolidated Financial Statements incorporated by reference in the accompanying prospectus for additional information.

  Interest Expense and Interest Income and other

        Interest expense decreased $8.5 million, or 14.1%, for the year ended December 31, 2002 compared to the year ended December 31, 2001, principally as a result of market effects on our variable interest rate debt. In addition, during the second quarter of 2002, we reversed previously accrued interest expense of $1.7 million as a result of a favorable ruling by the District of Columbia Court of Appeals related to a dispute on interstate access rates for the Anchorage market. Interest income and other also declined by $1.1 million, or 32.2%, as a result of a lower average invested cash balance and lower market interest rates during 2002 compared to 2001.

  Income Taxes

        We have fully reserved the income tax benefit resulting from the consolidated losses we have incurred since May 14, 1999, the date of the acquisition of substantially all of our operations.

  Discontinued Operations

        On March 30, 2002, our management approved a plan to offer for sale its wireless cable television service segment. As a result of this decision, the operating revenue and expense of this segment has been classified as discontinued operations under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for all periods presented and the assets and liabilities of the disposal group have been written down to their fair value, net of expected selling expense. The write down and results of operations of this discontinued segment resulted in a charge to discontinued operations of $7.6 million and $1.7 million for our periods ended December 31, 2002 and 2001, respectively. We have fully reserved in the form of a valuation allowance the income tax benefit of this discontinuance.

  Cumulative Effect of Change in Accounting Principle

        During the second quarter of fiscal 2002, we also completed the transitional review for goodwill impairment required under SFAS No. 142, Goodwill and Intangible Assets. This review indicated that goodwill recorded in the local telephone, Internet and interexchange segments was impaired as of January 1, 2002. Accordingly, we measured and recognized a transitional impairment loss of $105.4 million as a cumulative effect of a change in accounting principle. See Note 4, "Goodwill and Other Intangible Assets" to the audited consolidated financial statements incorporated by reference in the accompanying prospectus for additional discussion of the impact of this statement on our consolidated financial statements.

  Net Loss

        Net loss increased $174.0 million for the year ended December 31, 2002 compared to the year ended December 31, 2001, as a result of the factors discussed above.

Liquidity and Capital Resources

        We have satisfied our cash requirements for operations, capital expenditures and debt service primarily through internally generated funds, the sale of stock and debt financing. For the year ended December 31, 2003, our cash flows from operating activities were $50.2 million. For the nine months ended September 30, 2004, our cash flows from operating activities were $38.7 million. At September 30, 2004, we had approximately $73.2 million in net working capital, with $79.7 million represented by cash and cash equivalents. As of September 30, 2004 we had $50.0 million of remaining capacity under our revolving credit facility, representing 100% of available capacity.

        We have outstanding a $198.5 million under a bank credit agreement ("Senior Credit Facility"), $150.0 million in 9 3/8% senior subordinated notes due 2009 and $182.0 million in 9 7/8% senior unsecured notes due 2011, representing substantially all of our long-term debt of $533.3 million as of September 30, 2004. On May 14, 2004, we called $17.3 million of our 13% senior discount debentures due 2011. The redemption was completed on June 14, 2004 at 106.5% of the outstanding principal and as a result a call premium of $1.1 million was paid. The Board of Directors has authorized us to buy back up to $10 million of our outstanding debt in the open market during the three months ended December 31, 2004. From time to time we consider making purchases of our outstanding debt securities on the open market or in negotiated transactions. The timing and amount of such purchases, if any, will depend upon cash needs and market conditions, among other things. Interest on our senior subordinated notes and senior unsecured notes is payable semiannually. Interest on borrowings under the Senior Credit Facility is payable monthly, bi-monthly, quarterly or semi-annually at our option. The Senior Credit Facility requires $0.5 million quarterly principal payments that commenced on March 31, 2004, with the balance due in 2010. The Senior Credit Facility, the senior subordinated notes and the senior unsecured notes contain a number of restrictive covenants and events of default, including covenants limiting capital expenditures, incurrence of debt, and the payment of dividends, and the Senior Credit Facility requires us to achieve certain financial ratios. We are in compliance with all of our debt covenants as of the date of this prospectus supplement.

        On July 15, 2002, we fulfilled a commitment to Crest Communications, LLC to provide a loan for the aggregate principal amount of $15 million in return for certain consideration. We have an agreement that enables us to purchase additional fiber optic capacity in future years from Crest Communications, LLC, the expenditures for which are expected to be significant and may exceed $20 million over the next two years. We purchased capacity additions under this agreement of $5.6 million during the third quarter of 2004. While we have an agreement with Crest, certain material terms of the agreement remain subject to continued renegotiation. The significant provisions of this agreement are: (i) purchase commitments by us for capacity in 2005 and 2006, the final price and quantity of which are subject to future events, (ii) Crest's restoration of our traffic carried on another cable system and (iii) specific interconnection arrangements between us and Crest, should we exercise our option to purchase certain network assets from Crest. We are currently renegotiating open elements of our agreement with Crest. It is impossible to determine the ultimate outcome of these negotiations at this time. The loan was written down to zero, its estimated fair value, during September 2003.

        The following summarizes our contractual obligations and commitments with quantifiable payment terms as of December 31, 2003:

	Total	2004	2005-2006	2007-2008	Thereafter
	(in thousands)
Long-term debt	$542,360	$1,361	$2,574	$2,331	$536,094
Capital leases	7,860	621	1,462	1,517	4,260
Operating leases	7,420	1,939	3,009	1,722	750
Unconditional purchase obligations	4,774	2,015	2,609	150	—

Total contractual cash obligations	$562,414	$5,936	$9,654	$5,720	$541,104

        We also have obligations for material cash interest payments on our long-term debt that are not included in the table above. Approximately 36% of our debt at December 31, 2003 is variable. See "—Quantitative and Qualitative Disclosure About Market Risk" for more information.

        The local telephone network requires the timely maintenance of plant and infrastructure. Our historical capital expenditures have been significant. The construction and geographic expansion of our wireless network has required significant capital. The implementation of our interexchange network and data services strategy is also capital intensive. Capital expenditures for 2003 were $50.7 million, of which $11.5 million was expended on CDMA 1xRTT build out and $3.5 million was expended on the State of Alaska TPA. We anticipate capital spending of between $50 million and $55 million for 2004, and have spent $38.1 million in the first nine months of 2004, inclusive of $12.8 million invested in CDMA 1xRTT and EV-DO infrastructure and interstate network access capacity. We intend to fund future capital expenditures with cash on hand, through internally generated cash flows, and if necessary, through borrowings under the revolving credit facility. At September 30, 2004 we had allocated $55.0 million of our current unrestricted cash balance of $79.7 million to fund the completion of our CDMA 1xRTT and EV-DO build out and to secure fiber capacity within Alaska and to the lower 48 states in the United States under the terms of our agreement with Crest.

        Our capital requirements may change due to impacts of regulatory decisions that affect our ability to recover our investments, changes in technology, the effects of competition, changes in our business strategy, and our decision to pursue specific acquisition opportunities, among other things.

        We announced on October 28, 2004 the adoption of a dividend policy by our Board of Directors and declared our first quarterly dividend of $0.185 per share, payable on January 19, 2005 to holders of record on December 31, 2004. While we intend to continue to pay quarterly dividends, such payment is subject to our future operating and financial performance, capital expenditures, working capital requirements and other factors. Accordingly, our Board of Directors may modify or revoke this policy at any time. Simultaneous with the announcement of the dividend policy, we also announced the withdrawal of our registration statements for a proposed initial public offering of Income Deposit Securities, or IDSs, a separate proposed offering of senior subordinated notes and the proposed reclassification of our existing common stock into cash and shares of new class B common stock which we had filed with the Securities and Exchange Commission. No securities were sold under the withdrawn registration statements.

        We believe that we will have sufficient working capital provided by operations and available borrowing capacity under the existing revolving credit facility to service our debt, pay our quarterly dividends, fund our operations, capital expenditures and other obligations over the next 12 months. Our ability to meet such obligations will be dependent upon our future financial performance, which is, in turn, subject to future economic conditions and to financial, business, regulatory and other factors, many of which are beyond our control.

Outlook

        We expect that, overall, the demand for telecommunications services in Alaska will grow, particularly as a result of:

  •
  increasing demand for wireless voice and data services following the launch of our CDMA 1xRTT network;

  •
  growth in demand for DSL and Internet access services due to higher business and consumer bandwidth needs; and

  •
  increasing demand for private network services by government and business on a statewide basis on either a circuit switched or IP basis.

        We believe that we will be able to capitalize on this demand through our diverse service offerings on our owned circuit switched and IP facilities, new sales and marketing initiatives directed toward basic voice, enhanced and data services, and offering customers an integrated bundle of telecommunication services including local telephone, wireless, Internet, long distance, messaging and video entertainment.

        Consistent with the U.S. telecommunications industry, we experienced a loss in network access lines during the year as customers cancelled second lines, replaced wireline services with wireless, and lines migrated to cable telephony. Our primary UNE customer has announced plans to migrate most of its Anchorage area customers to its own cable telephony plant during the next three years. Consequently, we anticipate that these trends will continue.

        There are currently a number of regulatory proceedings underway at the state and federal levels that could have a significant impact on our operations. We cannot predict with certainty the impact of current or future regulatory developments on any of our businesses.

        The telecommunications industry is extremely competitive, and we expect competition to intensify in the future. As an incumbent local exchange carrier ("ILEC"), we face competition mainly from resellers, local providers who lease our UNEs and from providers of local telephone services over separate facilities. Moreover, while wireless telephone services have historically complemented traditional LEC services, we anticipate that existing and emerging wireless technologies may increasingly compete with LEC services. Similarly, local and interexchange service competition may come from cable television providers and voice over IP providers. In wireless services, we currently compete with at least one other wireless provider in each of our wireless service areas. In the highly competitive business for Internet access services, we currently compete with a number of established online service companies, interexchange carriers and cable companies. In the interexchange market, we believe we currently have less than 5% of total revenue in Alaska and face competition from two major interexchange providers.

        The telecommunications industry is subject to continuous technological change. We expect that new technological developments in the future will generally serve to enhance our ability to provide service to our customers. However, these developments may also increase competition or require us to make significant capital investments to maintain our leadership position in Alaska.

Impact of Inflation

        The effect of inflation on our financial results has not been significant in the periods presented.

Quantitative and Qualitative Disclosures about Market Risk

        We have issued senior subordinated notes, senior unsecured notes, senior discount debentures and have entered into a bank credit facility. These on-balance sheet financial instruments, to the extent they provide for variable rates of interest, expose us to interest rate risk, with the primary interest rate risk exposure resulting from changes in LIBOR or the prime rate, which are used to determine the interest rates that are applicable to borrowings under our bank credit facility.

        We used derivative financial instruments, specifically an interest rate swap agreement, to partially hedge variable interest transactions. We ended our interest rate swap agreement in November 2003. Our derivative financial instrument transaction was entered into for hedging purposes only. The terms and characteristics of the derivative financial instruments were matched with the underlying on-balance sheet instrument and did not constitute speculative or leveraged positions independent of these exposures.

        The table below provides information about our sensitivity to market risk associated with fluctuations in interest rates as of December 31, 2003. To the extent that our financial instruments expose us to interest rate risk, they are presented within each market risk category in the table below. The table presents principal cash flows and related expected interest rates by year of maturity for our bank credit facilities, senior subordinated notes, senior unsecured notes, senior discount debentures, and capital leases and other long-term obligations outstanding at December 31, 2003. Weighted average variable rates for the bank credit facilities are based on implied forward rates in the LIBOR yield curve as of December 31, 2003. Fair values included herein have been determined based on (i) the carrying value for the bank credit facility at December 31, 2003, as interest rates are reset periodically; (ii) quoted market prices for senior subordinated notes; (iii) quoted market prices for senior unsecured notes; and (iv) by discounting expected cash flows to their present value for the senior discount debentures using our estimated current borrowing cost for subordinated debt. Our consolidated financial statements contain descriptions of the credit facility, senior subordinated notes, senior unsecured notes, senior discount debentures and capital leases and other long-term obligations and should be read in conjunction with the table below.

Interest Bearing Liabilities:	2004	2005	2006	2007	2008	Thereafter	Total	Value
	(in thousands)
Bank credit facility	$2,000	$2,000	$2,000	$2,000	$2,000	$190,000	$200,000	$200,000
Weighted average interest rate (variable)	4.78%	6.22%	7.32%	7.99%	8.52%	8.82%	8.73%
Senior subordinated notes	$—	$—	$—	$—	$—	$150,000	$150,000	$150,000
Average interest rate (fixed)	9.38%	9.38%	9.38%	9.38%	9.38%	9.38%	9.38%
Senior unsecured notes	$—	$—	$—	$—	$—	$182,000	$182,000	$191,100
Average interest rate (fixed)	9.88%	9.88%	9.88%	9.88%	9.88%	9.88%	9.88%
Senior discount debentures	$—	$—	$—	$—	$—	$17,313	$17,313	$20,870
Average interest rate (fixed)	13.00%	13.00%	13.00%	13.00%	13.00%	13.00%	13.00%
Capital leases and other long-term	$802	$884	$967	$1,024	$923	$4,260	$8,860	$8,860
Average interest rate (fixed)	9.73%	9.78%	9.84%	9.93%	10.09%	10.66%	10.25%

        Other than our redemption of the senior discount debentures, which we completed on June 14, 2004, there have been no material changes to our outstanding debt instruments since December 31, 2003.

        The table below provides information about our sensitivity to market risk associated with fluctuations in interest rates as of December 31, 2002. To the extent that our financial instruments expose us to interest rate risk, they are presented within each market risk category in the table below. The table presents principal cash flows and related expected interest rates by year of maturity for our bank credit facilities, senior subordinated notes, senior discount debentures, and capital leases and other long-term obligations outstanding at December 31, 2002. Weighted average variable rates for the bank credit facilities are based on implied forward rates in the LIBOR yield curve as of December 31, 2002. For the interest rate swap agreement, the table presents the notional amount and the related reference interest rates by year of maturity. Fair values included herein have been determined based on (i) the carrying value for the bank credit facility at December 31, 2002, as interest rates are reset periodically; (ii) quoted market prices for senior subordinated notes; (iii) by discounting expected cash flows to their present value for the senior discount debentures using our estimated current borrowing cost for subordinated debt; and (iv) quoted prices from a financial institution for our swap agreement. Our consolidated financial statements contain descriptions of the bank credit facilities, senior subordinated notes, senior discount debentures, and capital leases and other long-term obligations and the interest rate swap agreement and should be read in conjunction with the table below.

Interest Bearing Liabilities:	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(in thousands)
Bank credit facility—tranche A	$1,500	$1,500	$1,500	$144,000	$—	$—	$148,500	$148,500
Weighted average interest rate (variable)	3.62%	4.40%	5.53%	6.25%	—	—	4.95%
Bank credit facility—tranche B	$1,500	$1,500	$1,500	$1,500	$142,500	$—	$148,500	$148,500
Weighted average interest rate (variable)	4.37%	5.15%	6.28%	7.03%	7.52%	—	6.07%
Bank credit facility—tranche C	$1,350	$1,350	$1,350	$1,350	$1,350	$126,900	$133,650	$133,650
Weighted average interest rate (variable)	4.62%	5.40%	6.53%	7.28%	7.80%	8.11%	6.62%
Senior subordinated notes	$—	$—	$—	$—	$—	$150,000	$150,000	$107,250
Average interest rate (fixed)	9.38%	9.38%	9.38%	9.38%	9.38%	9.38%	9.38%
Senior discount debentures	$—	$—	$—	$—	$—	$17,313	$17,313	$21,316
Average interest rate (fixed)	13.00%	13.00%	13.00%	13.00%	13.00%	13.00%	13.00%
Capital leases and other long-term	$1,583	$1,710	$910	$996	$1,058	$5,924	$12,181	$12,181
Average interest rate (fixed)	8.06%	8.09%	8.11%	8.13%	8.16%	9.46%	8.34%
Interest Rate Derivatives:
Variable to Fixed Interest Rate Swap
Notional amount			$217,500					$14,152
Fixed Rate Payable	5.99%	5.99%	—	—	—	—	5.99%
Weighted average Variable
Rate Receivable	1.37%	1.61%	—	—	—	—	1.49%

        On August 26, 2003, we refinanced our bank credit facilities and retired our bank tranches A, B and C in their entirety. Simultaneously with the bank refinancing, we issued $182 million of 9 7/8% senior unsecured debt due 2011. In the fourth quarter of 2003 we terminated early our variable interest rate swap. In June 2004 we redeemed all of our 13% senior discount debentures due 2011.

BUSINESS

Our Company

        We are the leading facilities-based telecommunications services provider and largest local exchange carrier (LEC) in Alaska and the 13th largest LEC in the United States. We offer consumer and business customers throughout the state a diverse mix of telecommunications services, including local telephone, wireless, Internet, and long distance services using our own network, as well as video entertainment through our partnership arrangement with DISH Network, a leading satellite service provider. We offer our telecommunications services under a single brand name, Alaska Communications Systems. As of September 30, 2004, we had 388,913 retail relationships and, including retail and wholesale, served a total of 95,529 wireless subscribers, 301,684 local telephone access lines, 44,334 long distance customers and 46,291 Internet subscribers (including 22,592 high-speed digital subscriber line, or DSL, subscribers).

        We began operations in May 1999 when we completed the acquisition and integration of four local telephone companies in Alaska. Each of the businesses we purchased had been operating in its local markets for over 50 years. Since 1999, we have invested in upgrading our network and service capabilities and improved our cost management in our operations. As a result, our business has generated stable revenues and cash flows since 2000, with consolidated cash flow from operations of $50.4 million for the year ended December 31, 2003 and $38.7 million for the nine months ended September 30, 2004. We have generated a net loss from operations during each year since 1999 and we currently have substantial indebtedness and an accumulated deficit of $286.0 million as of September 30, 2004.

Our Service Offerings

        Local Telephone (70.4% of Operating Revenues for the nine months ended September 30, 2004).    We provide local telephone service to over 300,000 access lines, representing approximately two-thirds of the local access lines in Alaska. We generate local telephone revenue from providing local telephone service to consumer and business customers and by providing access to our network and back office functions to other telecommunications providers. At September 30, 2004, approximately 51% of our retail access lines served consumers and 49% served business customers.

        Wireless (18.1% of Operating Revenues for the nine months ended September 30, 2004).    We provide statewide mobile and fixed voice and data communications services to approximately 95,000 wireless subscribers throughout Alaska. Our wireless network has a covered population of approximately 480,000, representing over 70% of the state's population according to the most recent U.S. Census Bureau estimates. Our wireless customers represent approximately 19.9% penetration of our covered population. Currently, we provide our wireless services using both CDMA and TDMA digital networks. We will continue to improve and expand our CDMA 1xRTT and EVDO network capable of offering advanced mobile and fixed data services to our customers, in 2005 and 2006.

        Internet (6.6% of Operating Revenues for the nine months ended September 30, 2004).    We provide Internet access services to approximately 46,000 subscribers, including high-speed DSL service to approximately 24,000 subscribers. We are currently able to offer DSL service to approximately 72% of our local access lines in our four major LEC service territories—Anchorage, Fairbanks, Juneau and the Kenai Peninsula. We are also a single-source provider of advanced IP-based private networks to large enterprise and governmental customers in Alaska.

        Long Distance (4.9% of Operating Revenues for the nine months ended September 30, 2004).    We offer long distance and interexchange private-line services primarily as a facilities-based carrier to approximately 44,000 long distance customers in our state.

        Video Entertainment.    In the third quarter of 2003 we began offering customers in Alaska satellite video entertainment through a partnership arrangement with DISH Network.

Competitive Strengths

        We enjoy strong operating margins and attractive growth prospects due to the following competitive strengths:

        Leading Competitive Position.    We are the leading facilities-based telecommunications services provider in Alaska. We believe our strong brand name recognition within Alaska provides us with a solid local market position.

  •
  We are the incumbent local telephone company in Anchorage, Fairbanks, Juneau, the Kenai Peninsula and more than 70 other communities.

  •
  We are the second-largest wireless communications services provider in Alaska and our statewide wireless network covers over 70% of the population.

  •
  We are the second-largest provider of Internet access services and the largest provider of DSL services in Alaska.

        Integrated Portfolio of Service Offerings.    We offer a variety of bundled service packages to our consumer and business customers, which include local telephone services, wireless, Internet, long distance, messaging, video entertainment and other services. We believe that bundled offerings are popular because they allow for a single customer service interface and fewer billing statements, while providing greater value and pricing benefits across a number of services. By actively marketing and selling our bundled service packages, we believe we can increase our customer base, improve customer loyalty and increase our share of our customers' telecommunications purchases.

        Advanced Networks and Facilities.    Since 1999, we have invested over $390 million in our telecommunications networks and facilities, increasing the total investment in these facilities to approximately $1.1 billion. As a result of these investments, we believe we have substantially built out our networks and facilities, allowing us to offer a full range of reliable telecommunications services. For example, we are able to offer DSL service to approximately 72% of our local access lines in our four major LEC service territories. Over the next few years we expect to augment our existing networks and facilities, including the completion of the build out of our statewide CDMA 1xRTT and EVDO wireless network, which will allow us to expand our covered population and offer a range of wireless voice and broadband services to our customers.

        Favorable Alaskan Market Conditions.    We believe we have an attractive and growing potential customer base. For the three year period from 2000 to 2002, the median household income in Alaska was 28% higher than the average in the rest of the United States, and Alaskans spent 33% more on communications services than other Americans. According to the U.S. Census Bureau, over the past 20 years, the Alaskan population has increased by more than 2% per year—nearly triple the national average. From 2000 to 2002, federal government expenditures in Alaska increased by a total of 38% while the national average increased by only 21%. We believe these factors will continue to contribute to our stability and growth, and provide us with an advantage relative to other telecommunications markets. We believe that the Alaskan communications market's combination of large geographic size and isolated markets featuring both major metropolitan areas and small, dense population clusters reduces the likelihood of entry by new integrated facilities-based service providers.

        Strong Management Team.    Our management team has a proven track record of operating and managing integrated telecommunications companies. During the last fifteen months, we have added a number of key individuals to our executive management team who have broad experience in the telecommunications industry and understand the dynamics of the Alaskan markets and our customers.

Liane Pelletier joined us in October 2003 as CEO and President and also became Chairperson of our Board of Directors on January 1, 2004. Before joining us, Ms. Pelletier worked for 17 years at Sprint Corporation, most recently as a member of the Executive Management Committee and as Chief Integration Officer. David Wilson, who was previously chief financial officer of Triumph Communications and DIRECTV Broadband, has joined us as our Chief Financial Officer. In addition to Ms. Pelletier and Mr. Wilson, David C. Eisenberg and Sheldon Fisher recently joined us from Sprint as Senior Vice President, Corporate Strategy and Development and Senior Vice President, Sales and Product Marketing, respectively. Andrew Coon has also joined us as Director of Business Sales and Services from General Communication Inc., our principal competitor, where he was Director, Major Strategic Accounts and former Vice President of Sales and Mark Enzenberger has joined us as Director, Product Management, also coming from General Communication Inc. Under the leadership of our senior management team, we have refocused our company to better serve the needs of consumer and business customers in Alaska.

Business Strategy

        Our goal is to be the premier telecommunications services provider in our markets and to maintain and grow our cash flow by capitalizing on:

  •
  our ability to provide a broad array of communications services;

  •
  our extensive facilities-based network; and

  •
  our long history of meeting the communications needs of the customers of our unique state.

        We consider the following strategies to be integral to achieving our goal:

  •
  maintaining and increasing the number of loyal consumer, business and wholesale customers that we serve and having our customers buy more of our services and regularly refer new customers to us;

  •
  offering our customers an integrated bundle of telecommunications services including local telephone, wireless, Internet, long distance, messaging and video entertainment;

  •
  capitalizing on our significant existing investment in our technologically advanced networks to provide feature-rich, high-quality and highly reliable telecommunications services such as DSL and broadband wireless service to our customers;

  •
  increasing our margins through ongoing process improvements, strategic sourcing initiatives, reduced costs and improved operating efficiencies; and

  •
  exploring profitable strategic acquisitions of other telecommunications businesses.

Products, Services and Revenue Sources

        We offer a broad portfolio of telecommunications services to consumer, business and wholesale customers in our markets. We believe that as the communications marketplace continues to converge and competition continues to enter the market the ability to offer an integrated package of communications products will provide a distinct competitive advantage, as well as increase customer loyalty, and thereby decrease customer turnover. We complement our local telephone services by actively marketing our wireless, Internet, long distance and other service offerings to our customers who subscribe to only some of our services.

        The following table sets forth the components of our consolidated revenues for the years ended December 31, 2001, 2002 and 2003, and for the nine months ended September 30, 2003 and 2004:

	Revenues for the Year Ended December 31,						Revenues for Nine Months Ended September 30,
	2001		2002		2003		2003		2004
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in millions)
Source(1)
Local network service	$96.3	29.3%	$99.5	29.3%	$96.4	29.8%	$73.4	29.8%	$69.0	30.3%
Network access	103.0	31.3	108.3	31.8	97.8	30.2	74.0	30.1	75.4	33.2
Deregulated and other revenue	22.2	6.7	18.6	5.5	21.3	6.6	15.2	6.2	15.6	6.9

Total local telephone	221.4	67.3	226.4	66.6	215.4	66.6	162.5	66.1	160.0	70.4
Wireless	41.9	12.8	43.2	12.7	46.5	14.4	34.9	14.2	41.3	18.1
Directory(2)	33.9	10.3	33.6	9.9	11.6	3.6	11.6	4.7	—	—
Internet	13.7	4.2	20.8	6.1	33.0	10.2	24.4	9.9	15.0	6.6
Interexchange	17.6	5.4	16.1	4.7	17.0	5.2	12.6	5.1	11.1	4.9

Total	$328.5	100.0%	$340.2	100.0%	$323.5	100.0%	$246.0	100.0%	$227.3	100.0%

(1)
For more information on our segments, including statements of profit and loss, see note 17 "Business Segments" to our audited consolidated financial statements contained in our Annual Report on Form 10-K incorporated by reference in the accompanying prospectus.

(2)
On May 8, 2003, we completed the sale of a majority interest (87.42%) in our Directories Business. Subsequently, on August 27, 2003, we disposed of substantially all of our remaining interest in the Directories Business. As a result of these disposals, we own less than 0.1% of the Directories Business and accordingly no longer record the revenue and expense of the Directories Business.

Local Telephone

        We provide local telephone service through our four local telephone companies. Local telephone revenue consists of local network service, network access (including universal service revenue), and deregulated and other revenue, each of which is described below.

  Local Network Service

        Local network service consists of basic local network service and competitive local network service.

        Basic Local Network Service.    Basic local network service enables customers to originate and receive telephone calls within a defined "exchange" area. We provide basic local services on a retail basis to consumer and business customers, generally for a fixed monthly charge. The maximum amount that can be charged to a customer for basic local services is determined by rate proceedings involving the RCA. We charge business customers higher rates to recover a portion of the costs of providing local service to consumers, as is customary in the industry. Basic local service also includes non-recurring charges to customers for the installation of new products and services and recurring charges for enhanced features such as call waiting and caller identification.

        At September 30, 2004, approximately 51% of our retail access lines served consumers and 49% served business customers. Currently, monthly charges for basic local service for consumers range from $9.42 to $16.30 in our service areas, compared to the U.S. national average for urban areas of $14.59 for 2002. Monthly charges for business customers range from $17.65 to $35.00 in our service areas, compared to the national average for urban areas of $33.64 for 2002. See "Regulation" for further discussion of regulatory matters including our local network service rate proceedings.

        The table below sets forth the change in our number of access lines from December 31, 1999 to December 31, 2003 and as of September 30, 2003 and 2004. The number of access lines shown represents all revenue producing access lines connected to both retail and wholesale customers.

	As of December 31,					As of September 30,
	1999	2000	2001	2002	2003	2003	2004
Retail access lines	281,726	272,936	261,002	236,148	220,818	221,956	209,414
Wholesale access lines	15,680	17,303	22,859	22,148	19,157	18,803	17,498
Unbundled network elements	28,202	39,221	49,062	64,711	74,246	72,441	74,772

Total local telephone access lines	325,608	329,460	332,923	323,007	314,221	313,200	301,684

Percentage change		1.2	1.1	(3.0)	(2.7)	(4.3)	(3.7)

        We believe that future access line growth is dependent on, among other things, the economic outlook in Alaska and the United States, the impact of technology and competition on line demand and population growth in our service areas.

        Competitive Local Network Service.    We also provide interconnection through wholesale access to our basic local service and through leasing unbundled network elements, or UNEs, to our competitors as required by the federal law. Revenues for these services are included in local network service revenues. As of November 26, 2004, we were authorized by the RCA to increase the UNE loop rate for our Anchorage service area to $18.64. In the Fairbanks and Juneau service areas we have an agreement to increase UNE loop rates to $23.00 and $18.00, respectively as of January 1, 2005. We provided 92,270 lines to competitors in the Anchorage, Fairbanks and Juneau service areas on either a wholesale or UNE basis as of September 30, 2004.

        While there is some seasonality in local network service, represented primarily by reduced line demand in the Alaskan winter as tourists and seasonal residents seek warmer climates and seasonal businesses close for the winter, operating results for local telephone services are not materially impacted by seasonal factors.

  Network Access

        Network access services arise in connection with the origination and termination of long distance, or toll, calls and typically involve more than one company in the provision of such long distance service on an end-to-end basis. Since toll calls are generally billed to the customer originating the call, a mechanism is required to compensate each company providing services relating to the call. This mechanism is the access charge, which we bill to each interexchange carrier for the use of our facilities to access the customer. We also receive universal service revenue, which we include in our reported network access revenue. These components of network access revenue are described below.

        Intrastate Access Charges.    We generate intrastate access revenue when an intrastate long distance call that involves an ACS Group LEC and an interexchange carrier is originated and terminated within Alaska. The interexchange carrier pays us an intrastate access charge for either terminating or originating the call. We record the details of the call through our carrier access billing system and receive the access payment from the interexchange carrier. We also provide billing and collection services for interexchange carriers through negotiated agreements for certain types of toll calls placed by our local customers. ACSA, ACSAK and ACSF are under their own tariffs for intrastate access. In non-competitive areas, ACSN participates in a mandatory statewide tariff and access charge pooling arrangement that is administered by the Alaska Exchange Carriers Association, or the AECA. The access charges for our intrastate services are regulated by the RCA.

        Interstate Access Charges.    We generate interstate access revenue when an interstate long distance call is originated from an local calling area in Alaska that is served by our local telephone operations and is terminated in a local calling area in another state, and vice versa. We bill interstate access charges in a manner similar to intrastate access charges. However, interstate access charges are regulated by the FCC rather than the RCA. Our local telephone companies participate in a nationwide tariff and access charge pooling arrangement that is administered by the National Exchange Carrier Association ("NECA") for all our local telephone companies, except ACSA. ACSA participates in the NECA common line tariff, but has its own interstate access tariff for traffic sensitive and special access services. Common line revenues billed to the end user for the FCC-mandated interstate charges are also categorized as interstate access revenue.

        Universal Service Revenue.    We are required to contribute to the Federal Universal Service Fund. In general, these funds are created to subsidize telecommunications services in rural and high-cost service areas of the United States, including Alaska. We currently receive federal Universal Service revenue in certain of our local telephone service areas. Universal service revenue supplements the amount of local service revenue we receive to ensure that basic local service rates for customers in high cost rural areas are not significantly higher than rates charged in lower cost urban and suburban areas. The 1996 Act prescribed new standards applicable to universal service, including mechanisms for defining the types of services to be provided as part of a universal service program, specific goals or criteria applicable to universal service programs, new qualifications for receipt of universal service funding and new requirements for contributions to universal service funding. The FCC, in conjunction with a federal-state joint board composed of FCC and state commission members, has been working since passage of the 1996 Act to implement these new statutory provisions. While new cost-identification models for non-rural local carriers were adopted effective on January 1, 2000, similar models for rural carriers were rejected by the FCC, leaving previous Universal Service Fund ("USF") calculations based on embedded costs in place for the Federal High-Cost Fund. In accordance with the 1996 Act's requirement to eliminate implicit subsidies, the FCC has specifically identified and renamed certain support mechanisms that had previously been provided implicitly through access revenue. It also made all support portable to competitive local exchange carriers ("CLECs") on a per-line basis. A joint board has recommended to the FCC some changes to the Federal Universal Service Funds and the FCC will examine modifications to the universal service funding mechanisms.

        Interstate access, intrastate access, and universal service funding are all influenced by both LEC cost levels and by competitive local market penetration. Toll traffic originating or terminating on a competitors " network does not generate access billings to interexchange carriers for us. Many of the underlying factors in jurisdictional cost separations studies that allow network costs to be recovered through access charges are diminished as competitive market penetration increases. Universal service funding may also diminish as a result of competitive local market penetration. Under FCC rules, when a CLEC is named an "eligible telecommunications carrier," as GCI has been in Anchorage, Fairbanks and Juneau, universal service funding becomes portable to the CLEC on a per-line basis, further eroding the ILECs' revenue.

        Operating results for network access services are not materially impacted by seasonal factors.

  Deregulated and Other Revenue

        Deregulated and other revenues consist of billing and collection contracts, space and power rents, pay telephone service, customer premise equipment sales, and other miscellaneous revenues generated by our local telephone operations. We seek to capitalize on our local presence and network infrastructure by offering these additional services to customers and interexchange carriers. Deregulated and other revenue is generally not subject to seasonal impacts on operating results.

Wireless

        We provide statewide mobile and fixed voice and data communications services throughout Alaska under the ACS brand name. Our wireless segment generates revenue through subscriber access charges, airtime usage, toll charges, connection fees, roaming revenues, and enhanced features, such as short messaging services and voicemail. A subscriber may purchase services separately or may purchase rate plans that package these services in different ways to fit different calling patterns and desired features.

        In the second half of 2004, the RCA granted us Eligible Telecommunications Carrier ("ETC") status as a competitive provider of wireless services for most of our wireless service area. By obtaining ETC status, we are now eligible to receive Universal Service Fund ("USF") support for subscribers residing in the areas covered by this designation. At present levels of USF support and current subscriber counts, we estimate this will generate approximately $6 million in new revenue annually to the Company.

        Subscribers.    The table below sets forth the annual growth in the number of our wireless subscribers served and our total covered population as of December 31, 1999, 2000, 2001, 2002 and 2003, and as of September 30, 2003 and 2004.

	As of December 31,					As of September 30,
	1999	2000	2001	2002	2003	2003	2004
Estimated covered population	460,802	462,057	468,622	478,413	480,422	478,413	480,422
Ending subscribers	73,068	75,933	80,120	82,220	87,017	83,933	95,529
Ending penetration	15.9%	16.4%	17.1%	17.2%	18.1%	17.6%	19.9%

        We believe there are opportunities to improve the penetration rates of our wireless operations throughout Alaska, and in particular, southeast Alaska. We also believe that the market for wireless services will continue to grow with expansion of the wireless industry as a whole, and our planned deployment of data services on our new CDMA 1xRTT and EVDO network. CDMA 1xRTT will provide wireless voice and data services for our customers while EVDO will provide broadband wireless data services.

        Licenses.    We own 800 megahertz B side cellular licenses which cover the major population centers in Alaska, including Anchorage, Fairbanks, Juneau and the Kenai Peninsula. Today, these B side frequencies support our TDMA networks. We also own several 10 megahertz E Block PCS licenses covering the entire state including Anchorage, Fairbanks and Juneau. During 2002, we purchased 10 megahertz F Block PCS licenses covering Fairbanks and Juneau. We have recently constructed and are continuing to enhance and expand a commercial network using CDMA 1xRTT, which we launched during May 2004 and which is currently supported on our PCS spectrum.

        Seasonality.    Wireless revenue declines slightly in the winter months and increases in the summer months due to Alaska's northern latitude and the wide swing in available daylight and changes in weather patterns between summer and winter and their effect on business, tourism and subscriber calling patterns.

Internet

        We provide Internet access services to approximately 46,000 customers, including high-speed DSL service to approximately 24,000 subscribers. In order to offer Internet access, we provide local dial-up telephone numbers for our customers. We are currently able to offer high-speed DSL service to approximately 72% of our local access lines in our major local telephone service territories. These local dial-up numbers and dedicated DSL connections allow customers access, through a modem connection on their computer, to a series of computer servers we own and maintain. These servers allow customers to access their e-mail accounts and to be routed to local access points that connect customers to the Internet. We charge customers either a flat rate for unlimited use or a usage sensitive rate. Operating results for Internet access services are not materially impacted by seasonal factors.

Long Distance

        We currently have approximately 44,000 long distance customers, which we believe represents approximately 5% of total long distance revenues in Alaska.

        We own fiber capacity for high-speed links within Alaska and for termination of traffic outside Alaska. We also resell the services of other long distance carriers.

Video Entertainment

        In the third quarter of 2003 we began offering customers in Alaska satellite video entertainment through a partnership arrangement with DISH Network. The current agreement with the provider became effective August 2003 and will either be renegotiated or terminate December 2005.

Sales and Marketing

        We market our product and service offerings under the "Alaska Communications Systems" and "ACS" brands, subject to regulatory and strategic business considerations. Recently, we reorganized to more efficiently sell and service all of our product offerings through single points of customer contact.

        Key components of our sales and marketing strategy include:

  •
  establishing name recognition of the ACS brand across all product and service offerings,

  •
  making, buying and using ACS products and services easier than ever,

  •
  marketing all of our offerings to each consumer to obtain a greater percentage of each consumer's telecommunications services expenditures,

  •
  providing convenient and valuable bundles of products and services,

  •
  centralizing marketing functions to optimize impact and efficiency,

  •
  improving quality and reliability of customer service,

  •
  developing and delivering to the market new products and services driven by a view of total customer needs,

  •
  driving greater productivity from direct sales efforts, and

  •
  teaming sales and service for a complete and seamless customer experience.

        We believe that we can leverage our position as an integrated, one-stop provider of telecommunications services with strong positions in local access, wireless, Internet and long distance markets. By pursuing a marketing strategy that takes advantage of these characteristics and that facilitates cross-selling and packaging of our products and services, we believe we can increase penetration of new product offerings, improve customer retention rates, increase our share of our customers' overall telecommunications expenditures, and achieve continued revenue and operating cash flow growth.

Network Facilities

        As of September 30, 2004, we owned 65 host switches serving approximately 300,000 access lines. All of our access lines are served by digital switches provided predominately by Nortel Networks Corporation. Our switches are linked through a combination of extensive aerial, underground and buried cable, including 640 sheath miles of fiber optic cable and digital microwave and satellite links. We have 100% single-party services, or services of one customer per access line, and believe substantially all of our major switches have current generic software upgrades installed which allows for the full range of enhanced customer features, such as call waiting, caller identification and call forwarding.

        We have integrated numerous network elements to offer a variety of services and applications that meet the increasingly sophisticated needs of our customers. These elements include Signal System 7 signaling networks, voice messaging platforms, digital switching, DSL and, in some communities, integrated service digital network access. As the telecommunications industry experiences significant changes in technology, customer demand and competition, we intend to introduce additional enhancements.

        Network operations and monitoring are provided by our network operating control center located in Anchorage. The network operating control center has technicians staffed seven days a week, 24 hours a day and monitors both wireline and wireless switching. We also have customer care call center and walk-in facilities in Anchorage and Fairbanks along with additional walk-in customer care facilities in Juneau, Sitka, Kenai/Soldotna, Kodiak, North Pole and Homer. These customer care facilities sell and service all of our product lines. All of these facilities offer extended business hours to efficiently handle customer inquiries and orders for service.

        We have enhanced our network to accommodate developing products and technology. We completed our Multi-Protocol Label Switching over Asynchronous Transfer Mode network, referred to as our MPLS/ATM networks in early 2002. Core MPLS/ATM nodes were installed in Anchorage, Fairbanks, Juneau, the Kenai Peninsula, the Mat-Su valley and Seattle. We believe the MPLS/ATM network enhances our capability to provide a complete suite of converged telecommunications, data and video services and achieve significant operating efficiencies. We currently offer a variety of enhanced products and services and are able to converge them all over our MPLS core network, including the following:

  •
  virtual private networks and lines,

  •
  voice over Internet Protocol services,

  •
  transparent local area networks (LAN) and proprietary LANs and wide area networks (WAN),

  •
  high speed Internet access,

  •
  managed services and

  •
  video conferencing.

        Our wireless operations consist of four digital switching centers, 185 cell sites and three repeaters covering over 70% of Alaska's population and substantially all major population centers and highway corridors in the state plus one analog switch and cell site covering Barrow, Alaska. Our switching and cell site infrastructure is linked by fiber, wireline and digital microwave, primarily owned by us. Our TDMA wireless voice network consists of three Ericsson digital switches, one analogue switch and 106 cell sites using our 800 megahertz B side cellular licenses. Our TDMA network covers the major population centers in Alaska, including Anchorage, Fairbanks, Juneau and the Kenai Peninsula. We have also constructed and are continuing to enhance and expand a commercial wireless voice and data CDMA 1xRTT and EVDO network which we launched during May of 2004. To support this launch, we have installed one Nortel digital CDMA switch and over 75 cell sites as of September 2004. Over time, we plan to continue to expand our CDMA 1xRTT and EVDO network and migrate our TDMA subscribers onto our CDMA network. Our CDMA network was initially deployed using our 10 megahertz E and F Block PCS spectrum, but we expect to eventually deploy CDMA technology over our 800 megahertz B side cellular licenses and phase out TDMA service at some time in the future.

        Our facilities-based long distance network connects the major population center of Anchorage, Fairbanks, Juneau and the Kenai Peninsula to each other primarily over owned fiber optic facilities or IRU capacity. We also own undersea IRU fiber optic capacity connecting Alaska to the rest of the world via Seattle, Washington and own undersea fiber optic capacity over a redundant route connecting Alaska to the rest of the world via Portland, Oregon.

Customers

        We have three basic types of customers for the services of our LECs:

  •
  consumer and business customers located in our local service areas that pay for local phone service,

  •
  long distance carriers that pay for access to long distance calling customers located within our local service areas and

  •
  CLECs that pay for wholesale access to our network in order to provide competitive local service.

        As of September 30, 2004, we had approximately 389,000 retail relationships.

        As of September 30, 2004, approximately 51% of our retail access lines served consumers while 49% served business customers.

        We have approximately 95,000 wireless subscribers, 46,000 Internet subscribers and 44,000 long-distance subscribers consisting substantially of retail consumer and business customers.

        GCI accounted for 10% of consolidated 2003 revenues and 15% of our local telephone revenues. No other customers accounted for more than 10% of consolidated revenue.

Competition

  Local Telephone Service

        Our local telephone services operations may be subject to any of several types of competition:

  •
  facilities-based competition from providers with their own local service network,

  •
  resale competition from resale interconnection, or providers who purchase local service from us at wholesale rates and resell these services to their customers,

  •
  competition from UNE interconnection, that is, providers who lease UNEs from us, and

  •
  alternatives to local service networks, including wireless, IP, satellite and cable telephony.

        In September 1997, GCI and AT&T Alascom, the two largest long distance carriers in Alaska, began providing competitive local telephone services in Anchorage. GCI competes principally through UNE interconnection with our local telephone subsidiary's, ACSA, facilities, and increasingly over its own facilities while AT&T Alascom competes primarily by reselling ACSA's services. Competition is based upon price and pricing plans, types of services offered, customer service, billing services and quality and reliability of service. GCI has focused principally on advertising discount plans for bundled services. AT&T Alascom's strategy has been to resell ACSA's service as part of a package of local and long distance services. As a result, ACSA now has only approximately 48% competitive market penetration as of September 30, 2004. We expect GCI and AT&T Alascom to continue to compete with us for local telephone business in many of our markets.

        As of September 30, 2004, we estimate that we now have approximately 71% market share in Fairbanks. GCI has competed in Fairbanks primarily through reselling services and through UNE interconnection. Similar trends are being experienced by ACSAK in our Juneau market where, as of September 30, 2004, we have approximately 71% market share.

        We expect increasing competition from providers of various services that bypass our network. Long distance companies may construct, modify or lease facilities to transmit traffic directly from a user to a long distance company. Cable television companies are able to modify their networks to partially or completely bypass our local network. GCI commenced deployment of cable telephony in 2004 and announced plans to migrate its customers served using our UNEs off of our network and onto its own cable system over the next three years. Such a migration would result in a significant reduction of revenue for us, as GCI would no longer be leasing our facilities to serve those customers, which could have a material impact on our results of operations.

        In addition, while wireless telephone services have historically complemented traditional LEC services, we anticipate that existing and emerging wireless technologies may increasingly compete with LEC services. For example, we are deploying CDMA 1xRTT and EVDO wireless services in our markets and our principal wireless competitor, Dobson is deploying GSM wireless services. Both CDMA and GSM technologies may serve as a satisfactory wireless alternative to traditional LEC wireline services. At this time it is not possible to predict the impact of the growth in wireless networks on our share of the local market. Technological developments in wireless telephone features, digital microwave and other wireless technologies are expected to further permit the development of alternatives to traditional wireline services. The FCC's requirement that ILECs offer wireline-to-wireless number portability may also increase the competition our ILECs face from wireless carriers.

  Wireless Services

        The wireless telecommunications industry is experiencing significant technological change, as evidenced by the increasing pace of improvements in the capacity and quality of digital technology, shorter cycles for new products and enhancements, and changes in consumer preferences and expectations. We believe that the demand for wireless telecommunications services is likely to increase significantly as equipment costs and service rates continue to decline and equipment becomes more convenient and functional. Competition is based on price, quality, network coverage, packaging features and brand reputation. There are six PCS licensees in each of our wireless service areas. We hold B side cellular licenses for Alaska's major communities and PCS licenses covering the entire state, including Anchorage, Fairbanks, Juneau and the Kenai Peninsula. We currently compete with at least one other wireless provider in each of our wireless service areas, including Dobson and Alaska DigiTel. In addition, Dobson, our main wireless competitor, also provides some coverage on its own network outside Alaska. We believe that the unique and vast terrain and the high cost of a PCS system build out make additional competitive entrance into markets outside of Anchorage uneconomical at this time.

        As the market for simple wireless voice services approaches maturity, providers are experiencing downward pressure on price. We are positioning ourselves to offset this impact by bringing new higher margin services to market, by developing products for targeted market segments and leveraging our advantage in market share and geographical coverage to attract new customers and increase monthly revenues from existing customers. We continuously evaluate new service offerings in order to differentiate us from our competitors, produce additional revenues and increase margins. The FCC's requirement that wireless carriers implement number portability may decrease customer loyalty and increase wireless competition.

  Internet Services

        The market for Internet access services is highly competitive in most markets in the state. There are few significant barriers to entry, and we expect that competition will intensify in the future. We primarily compete with GCI in the market for Internet access services.

        In addition to GCI, we currently compete with a number of established online services companies, interexchange carriers and cable television operators. Competition is particularly intense for broadband services. For example, the number of cable modems deployed by GCI is approximately three times the number of DSL modems deployed by us. The expected addition of wireless broadband to the mix of options available to consumers may reduce the demand for DSL. We believe that our ability to compete successfully will depend upon a number of factors, including the reliability and security of our network infrastructure, the ease of access to the Internet, the availability of broadband ISP access and the pricing policies of our competitors. We continue to deploy our DSL services in Anchorage, Fairbanks, Juneau, Kenai/Soldotna, Homer and Sitka, Alaska for both consumer and business applications.

  Long Distance Services

        The long distance telecommunications market is highly competitive. We believe we currently have approximately 5% of total interexchange revenues in Alaska and our previous attempts to increase our market share have not proved successful. Competition in the long distance business is based primarily on price, although service bundling, branding, customer service, billing services and quality play a role in customer's choices to some extent. We currently offer long distance service to customers located primarily in the more populous communities within our service territory. AT&T Alascom and GCI are currently the two major competing long distance providers in Alaska. We also face competition from wireless service providers for long distance customers. In addition, new carriers offering VoIP services may lead to a reduction in traditional long distance telephone service customers and revenues. Another area of competition comes from the use of prepaid calling cards which reduces the traditional reliance on long distance telephone service, while also depriving us of revenues obtained by the use of our interexchange facilities. Expanded use of prepaid calling cards may have an adverse effect on the demand for our long distance services. We provide traditional "1+" direct distance dialing, toll-free services, calling cards and private line services for data and voice applications. We have also introduced flat-fee long distance programs. These programs allow customers to purchase interstate minutes of use in blocks of time for a single monthly fee. We expect to continue offering innovative products of this nature in the future.

  Video Entertainment

        ACS is a reseller of DISH Network. DISH Network's primary competitor is GCI, the cable provider in most of Alaska with a dominant position in the video entertainment sector. The current agreement with the provider became effective August 2003 and will either be renegotiated or terminate December 2005.

Employees

        As of September 30, 2004, we employed a total of 1,054 regular full-time employees, 842 of whom are represented by the International Brotherhood of Electrical Workers, Local 1547 ("IBEW"). Management considers employee relations to be good with both the represented and non-represented workforce. On November 2, 1999, the IBEW membership for our company ratified the terms of a master collective bargaining agreement that governs the terms and conditions of employment for all IBEW represented employees working for us in the State of Alaska. The master agreement embraces a labor-management relationship that is founded on trust, cooperation and shared goals. The November 1999 agreement, which expires December 31, 2006, provides for wage increases up to 4% in specified years based on the annual increases in the consumer price index for Anchorage as reported by the U.S. Department of Labor CPI-U. The last wage increase under the agreement was implemented in January 2004 and the next scheduled wage increase is scheduled for January 2005. The master agreement also limits the increases in our health and welfare contributions for represented employees to 4% annually.

        Non-represented employees qualify for wage increases based on individual and company performance, and key employees are also eligible for performance-based incentives. We provide a total benefits package, including health, welfare, and retirement components, that is competitive in our market.

Properties

        At September 30, 2004, our telecommunications network includes over 640 sheath miles of fiber optic cable, over 188 switching facilities and a statewide wireless network. In addition, we own fiber capacity for high-speed links within Alaska and for termination of traffic in the continental United States. We plan to continue enhancing our network to meet customer demand for increased bandwidth and advanced services. See "Business—Network Facilities." We own approximately 334,000 square feet of facilities in Anchorage, Alaska, which includes our corporate headquarters. We also own or lease facilities in our service areas across Alaska. We believe this space is sufficient for us to conduct our business.

        Substantially all of our assets (including those of our subsidiaries) are pledged as collateral for our senior obligations and will be pledged as collateral for our new revolving credit facility. See "Description of Other Indebtedness—New Revolving Credit Facility" for further discussion.

  Local Telephone

        Our primary local telephone properties consist of 188 switching facilities. We own most of our administrative and maintenance facilities, customer service center, central office and remote switching platforms and transport and distribution network facilities. Our local telephone assets are located in Alaska. Our transport and distribution network facilities include a fiber optic backbone and copper wire distribution facilities that connect customers to remote switch locations or to the central office and to points of presence or interconnection with interexchange carriers. These facilities are located on land pursuant to permits, easements, right of ways or other agreements.

  Wireless

        We have four digital switching centers, 185 cell sites and three repeaters covering substantially all major population centers and highway corridors in Alaska plus one analog switch and cell site covering Barrow, Alaska. We lease the land or tower space on which 175 sites are located, and own the remaining 10 sites.

  Internet

        We own or lease point of presence facilities that permit our dial-up and DSL customers to access the Internet in more than 30 communities serving the majority of Alaska's populated areas. These communities are linked over both owned and leased facilities to the Internet at Seattle, Washington.

  Interexchange

        We are a facilities based interexchange carrier. We have invested in fiber optic capacity through an indefeasible right of use that provides bandwidth between our Anchorage, Fairbanks, and Juneau locations and Seattle, Washington. We also lease transport facilities and have arrangements with other interexchange carriers to terminate traffic in the lower 48 states.

Legal Proceedings

        We are involved in the various legal proceedings involving regulatory matters described under "Regulation."

        A class action lawsuit was filed against us on May 11, 2001. The litigation alleges various contract and statutory claims concerning the Company's decision to terminate its Infinite Minutes long distance plan. The parties have agreed to settle the matter for a combination of: (1) 12 ten dollar per month coupons, to be applied against our services; (2) 100 free interstate long distance minutes per month for 12 months; and (3) $950,000 in cash for plaintiff's legal fees. The settlement has been submitted to the court for approval. On October 27, 2004, the court granted preliminary approval of the settlement and final approval is expected in February 2005.

        The Company is litigating a dispute with Dobson Communications concerning the ownership of a tower.

        The Company is involved in these and various other claims, legal actions and regulatory proceedings arising in the ordinary course of business. The Company cannot predict with certainty when or how these matters will be resolved. In the opinion of management, the ultimate disposition of these matters is unlikely to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

REGULATION

        The following summary of the regulatory environment in which our business operates does not describe all present and proposed federal, state and local legislation and regulations affecting the telecommunications industry in Alaska. Some legislation and regulations are currently the subject of judicial review, legislative hearings and administrative proposals which could change the manner in which this industry operates. We cannot predict the outcome of any of these matters or their potential impact on our business. Regulation in the telecommunications industry is subject to rapid change, and any such change may have an adverse effect on us in the future. See "Risk Factors—Risks Related to Our Business."

Overview

        The telecommunications services we provide and from which we derive a large majority of our revenue are subject to extensive federal, state and local regulation. Our local exchange carrier, or LEC, subsidiaries are regulated common carriers and have the right to set maximum rates at a level that allows us to recover the reasonable costs incurred in the provision of regulated telecommunications services and to earn a reasonable rate of return on the investment required to provide these services. Because they face competition, however, most of our LEC subsidiaries may not be able to realize their allowed rates of return.

        In conjunction with the recovery of costs and establishment of rates for regulated services, our LEC subsidiaries must first determine their aggregate costs and then allocate those costs between regulated and nonregulated services, then between state and federal jurisdictions, and finally among their various interstate and intrastate services. This process is referred to as "separations" and is governed primarily by the FCC's rules and regulations. The FCC is considering whether to modify or eliminate the current separations process. This decision could indirectly increase or reduce earnings of carriers subject to separations rules by reallocating costs between the federal and state jurisdictions. Maximum rates for regulated services and the amount of high-cost support are set by the FCC with respect to interstate services and by the RCA with respect to intrastate services.

        At the federal level, the FCC generally exercises jurisdiction over services of telecommunications common carriers, such as us, that provide, originate or terminate interstate or international communications and related facilities. The FCC does not directly regulate enhanced services and has preempted inconsistent state regulation of enhanced services. Our wireless services use FCC radio-frequency licenses and are subject to various FCC regulations, including E911 and number portability requirements. The RCA generally exercises jurisdiction over services used to provide, originate or terminate communications between points in Alaska as well as related facilities. In addition, pursuant to the federal Telecommunications Act of 1996, or Telecommunications Act, federal and state regulators share responsibility for implementing and enforcing certain policies intended to foster competition in local telecommunications services. In particular, state regulatory agencies have substantial oversight over the provision by incumbent local exchange carriers, or ILECs, of interconnection and non-discriminatory network access to competitive local exchange carriers, or CLECs. Local governments often regulate the public rights-of-way necessary to install and operate networks, may require communications services providers to obtain licenses or franchises regulating their use of public rights-of-way, and may require carriers to obtain construction permits and abide by building codes.

Federal Regulation

        We must comply with the Communications Act of 1934, as amended, or Communications Act, and regulations promulgated thereunder which require, among other things, that communications carriers offer interstate services at just, reasonable and nondiscriminatory rates and terms. The amendments to the Communications Act contained in the Telecommunications Act significantly changed and are expected to continue to change the telecommunications industry. Among other changes, the Telecommunications Act promotes competition in local telecommunications services by removing barriers to entry and through interconnection and network access requirements, and makes universal service support explicit and portable. We must obtain FCC approval before we transfer control of any of our common carrier subsidiaries or our radio frequency licenses or authorizations, make such an acquisition or discontinue an interstate service.

  Interconnection with Local Telephone Companies and Access to Other Facilities

        In order to ensure access to local facilities and services at reasonable rates, the Telecommunications Act imposes a number of access and interconnection requirements on LECs. Generally, a LEC must:

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  not prohibit or unreasonably restrict the resale of its services;

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  provide for telephone number portability, so customers may keep the same telephone number if they switch service providers;

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  ensure that customers are able to route their calls to telecommunications service providers without having to dial additional digits;

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  provide access to their poles, ducts, conduits and rights-of-way on a reasonable, non-discriminatory basis; and

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  when a call originates on its network, compensate other telephone companies for terminating or transporting the call.

        Most ILECs have the following additional obligations under the Telecommunications Act:

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  negotiate in good faith with any carrier requesting interconnection;

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  provide interconnection for the transmission and routing of telecommunications at any technically feasible point in its network on just, reasonable and nondiscriminatory rates, terms and conditions;

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  provide access to unbundled network elements, or UNEs, such as local loops, switches and trunks, or combinations of UNEs at nondiscriminatory, cost-based rates;

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  offer retail local telephone services to resellers at discounted wholesale rates;

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  provide notice of changes in information needed for another carrier to transmit and route services using its facilities; and

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  provide physical collocation, which allows a CLEC to install and maintain its network termination equipment in an ILEC's central office, or to obtain functionally equivalent forms of interconnection.

        Because our ILEC subsidiaries other than ACSA qualify as rural LECs, or RLECs, under the Telecommunications Act, a statutory exemption from the interconnection requirements for those carriers applies until we receive a bona fide request for interconnection and the RCA lifts the exemption. The RCA must continue an exemption until it determines that interconnection is technically feasible, not unduly economically burdensome and consistent with universal service. Without such exemption, our RLECs may face more competition, declining revenues and higher costs. Even after lifting the exemption for a RLEC, the RCA may suspend or modify an interconnection requirement if it determines that such action is in the public interest and necessary to avoid a significant adverse economic impact on users, an undue economic burden or a technically infeasible requirement.

        On June 30, 1999, the APUC issued an order terminating the rural exemptions of ACSAK and ACSF. On April 18, 2004, after years of litigation concerning this order, ACSF and ACSAK entered into a settlement agreement with GCI in which ACSF and ACSAK waive their claim to the rural exemption in exchange for GCI's agreement to increase rates for UNE loops.

        Since the RCA terminated our rural exemptions, our discretionary capital expenditures have decreased in Fairbanks and Juneau in light of the UNE-based competition. There are new subdivisions and buildings for which we have not built transmission plant and we may need to increase our capital expenditures and operating expenses in some areas in order to meet our universal service and service quality obligations under state regulation. The UNE rates set by the RCA have been set at below our cost of capital in Anchorage, Fairbanks and Juneau and we may face similar excessively low UNE rates set by the RCA if we lose our other rural exemptions. The April 18, 2004 settlement agreement noted above allows GCI to continue to provide UNE-based competition and, despite some increases in local loop rates, our operating results could be adversely affected.

        To implement the interconnection requirements of the Telecommunications Act, the FCC adopted rules requiring, among other provisions, that ILECs price UNEs based on forward-looking economic costs using the total element long-run incremental cost methodology, and that ILECs combine UNEs for competitors when they are unable to do so themselves.

        In its Triennial Review order released in August 2003, the FCC eliminated or eased a number of its unbundling requirements. In March 2004, the U.S. Court of Appeals for the D.C. Circuit vacated and remanded part of the FCC's Triennial Review order. The court upheld the FCC's termination of unbundling requirements for new fiber loops, packet switches, line sharing and high-capacity transport services. The Appeals Court remanded the matter back to the FCC for further proceedings consistent with its order. On August 20, 2004, the FCC issued interim rules which required ILECs to continue to their UNE offerings temporarily. On December 15, 2004, the FCC adopted new rules for unbundling which, according to the FCC's press release, reduce ILECs' obligations to lease interoffice transport and high-capacity loops, and eliminate the requirement to lease mass market local circuit switching, including the UNE platform, or UNE-P. The revised rules allow a transition period during which the FCC has mandated specified price increases for different UNEs. The FCC has not published the new rules and several parties are expected to challenge those rules in court. Final details of the new rules will not be known until a written order is issued and any subsequent reconsideration or appeal is completed.

        In addition, the FCC is reexamining its pricing standard for UNEs and may reconsider other aspects of its rules. The FCC is seeking comment on amending its rules to ensure that state commissions do not set UNE prices in a manner that understates ILECs' costs. The Triennial Review order clarified that, in setting UNE prices, states should adjust their assumptions about depreciation and cost-of-capital to reflect a competitive marketplace, and the FCC suggested that states consider whether accelerated rather than straight-line depreciation more accurately reflects the competitive marketplace. Furthermore, Congress may consider legislation that may modify some aspects of these rules. We cannot predict the outcome of any of these proceedings or of any action taken by the RCA pursuant to the new rules.

  Interstate Access Charges

        The FCC regulates the prices that ILECs charge for the use of their local telephone facilities in originating or terminating interstate transmissions. The FCC structured these prices, or access charges, as a combination of flat monthly charges paid by the end-users, or subscriber line charges, and usage sensitive charges paid by long distance carriers.

        Our ILECs' interstate access charges are developed by a cost-of-service method to earn an authorized maximum rate of return. The National Exchange Carrier Association, or NECA, develops averaged access rates for participating ILECs based on the costs of these carriers. All our ILECs participate in NECA's tariff for non-traffic sensitive costs, which are primarily loop costs. While ACSA files its own traffic sensitive access tariff, which covers primarily switching costs, our other ILECs participate in NECA's traffic sensitive access tariff. Participants in a NECA tariff charge averaged access rates, pool their revenues, and distribute the revenues on the basis of each individual carrier's costs. The NECA tariffs reduce the cost burden on individual ILECs of filing tariffs and also spread some of the risks of providing interstate access services. None of our ILECs has chosen the FCC's price cap method for its interstate access charges.

        In 2001, the FCC adopted an order implementing certain proposals of the Multi-Association Group, or MAG, to reform the access charge system for rural ILECs. This order governs the access charges that our ILECs can collect from long distance carriers. Among other things, the MAG plan reduces usage sensitive access charges on long distance carriers and shifts a portion of cost recovery to subscriber line charges. As a result, the aggregate amount of access charges paid by long distance carriers to ILECs has decreased and may continue to decrease. In adopting the MAG plan, the FCC determined that rate-of-return carriers, such as our ILECs, continue to be permitted to set rates based on the authorized rate of return of 11.25%. Additionally, the FCC initiated a rulemaking proceeding to investigate the MAG's proposed incentive regulation plan and other means of encouraging rate-of-return carriers to increase their efficiency and competitiveness. The MAG plan expires in 2006 and will need to be renewed or replaced at such time. We cannot predict what changes, if any, the FCC may eventually adopt.

        Proposals currently being considered by the FCC and debated within the industry may result in the elimination of interstate and intrastate access charges paid by long distance carriers, and the requirement that carriers such as ACSA, ACSF, ACSAK and ACSN recover those interstate and intrastate costs from a combination of end-user charges and universal service support. The FCC has indicated it expects to take some action to reform intercarrier compensation, including access charges, in 2005. We cannot predict what or when, the FCC may adopt any changes.

  Federal Universal Service Support

        The Communications Act requires the FCC to establish a universal service program to ensure that affordable, quality telecommunications services are available to all Americans. The program at the federal level has several components, including one that pays support to LECs servicing areas for which the costs of providing basic telephone service are higher than the national average. The Telecommunications Act requires the FCC to make universal service support explicit, expand the types of communications carriers that are required to pay universal support, and allow CLECs to be eligible for universal service support, including where they serve customers formerly served by ILECs.

        In May 2001, the FCC adopted a proposal from the Rural Task Force to reform universal service support for rural areas. As adopted, for an interim five-year period, until no later than July 1, 2006, eligible rural carriers will continue to receive support based on a modified embedded cost mechanism. The FCC has indicated that, for the period thereafter, it will develop a comprehensive plan for high-cost support mechanisms for rural and non-rural carriers which may rely on forward-looking costs. On June 28, 2004, the FCC issued an order asking the Federal-State Joint Board on Universal Service to review the rules governing federal universal service support mechanisms for rural carriers. The FCC requested recommendations on whether USF payments should be calculated on the basis of a rural carrier's actual embedded costs or forward-looking economic cost estimates, whether to modify the definition of rural telephone company, and other issues. We are unable to predict whether and to what extent we would be eligible to receive any federal high-cost support under such a plan.

        Universal service funds are only available to carriers that are designated as eligible telecommunications carriers, or ETCs, by a state regulatory commission. CLECs and other providers that have been granted ETC status are eligible to receive the same amount of universal service support per customer as the ILEC serving the same area. Under current FCC regulations, the total amount of federal universal service funds available to all ETCs is subject to a cap. In any given year, the cap may or may not be reached. In any year where the cap is reached, the per access line rate at which ILECs can recover Universal Service Fund payments may decrease. In each of the last few years, the cap has effectively decreased USF payments. Moreover, some disbursements to schools and libraries from the universal service fund were suspended to comply with the Anti-Deficiency Act. Some analysts have indicated disbursements under the USF HC could also be suspended to comply with the Anti-Deficiency Act. While Congress has temporarily suspended the application of the Anti-Deficiency Act to the USF, we cannot predict the impacts on us, including on our receipts from and contributions to the universal service fund, of any actions taken to definitively address this issue.

        On February 27, 2004, a Federal-State Joint Board recommended certain reforms to the FCC, such as limiting support to just one line per customer, raising the minimum requirements for receiving support, and limiting per line support in areas subject to competition, that could significantly reduce USF support to us. In addition, Congress has indicated it might step in to remedy some of the perceived problems of USF. For example, one of the perceived problems is that the size of the fund is growing too much and demanding too much of the interexchange carriers and others that pay into the USF. The FCC is reviewing many issues related to USF payments following the recommendations from a Federal-State Joint Board on Universal Service, including the level of support for CLECs and the effects of payments to CLECs on support provided to ILECs. The FCC may act on some of these USF issues by the end of February 2005, and some ILECs believe that revised rules may reduce their support to the extent that CLECs in their service areas receive USF support for UNE-loop based service.

        The RCA granted GCI's request that it be designated an ETC in Anchorage, Fairbanks, Juneau, and Fort Wainwright, all of which are currently served by our subsidiaries. The addition of a second ETC in our service areas could increase the competition we face by providing additional revenues to our competitors, and thereby decrease our revenues. There is a trend toward granting ETC status to wireless carriers. On August 28, 2003, the RCA granted ETC status to Alaska Digitel, LLC, or DigiTel, for wireless services in the Matanuska Telephone Association ("MTA") service area. In July 2004, ACSW was granted ETC status in this service area and Fairbanks, and MTA Wireless was granted ETC status for service in the MTA area on December 8, 2004. In addition, ACSW also was granted ETC status as a competitive provider for services in all but one (the Sitka study area) remaining ACS LEC study areas on November 17, 2004. Dobson is seeking ETC status and asked the RCA to redefine the study areas of our and other Alaskan LECs on a wire center basis. If this petition is granted, Dobson might be allowed to receive USF support for serving portions but not all of our service areas. We cannot predict whether these pending petitions will be granted or when a decision will be rendered. The granting of Dobson's request to redefine study areas could reduce our revenues from USF, in addition to increasing competition.

        Our operating subsidiary companies are required to contribute to the federal USF a percentage of their revenue earned from interstate and international services. Although our rural ILECs receive payment from the federal USF, we cannot be certain of how, in the future, our contributions to the fund will compare to the support they receive from the fund. The FCC has proposed making changes to its USF contribution methodology, and we cannot predict the outcome of that proceeding or any legislation which may change the USF.

  Interstate Long Distance Services

        The FCC does not regulate the rates, terms or facilities of our interstate long distance services. However, we must comply with the general requirement that our charges and terms be just, reasonable and nondiscriminatory. Also, we must comply with FCC rules regarding unauthorized switching of a customer's long distance service provider, or slamming; the FCC has recently levied substantial fines on some carriers for slamming. In addition, ACSLD must post the rates, terms and conditions of its service on its Internet web site and engage in other public disclosure activities.

        The FCC required that ILECs that provide interstate long distance services originating from their local exchange service territories must have long distance affiliates which maintain separate books of account and acquire any services from their affiliated ILECs at tariffed rates, terms and conditions.

  Wireless Services

        The FCC regulates the licensing, construction, operation, acquisition and sale of personal communications services and cellular systems in the United States. All cellular and personal communications services licenses have a 10-year term, at the end of which they must be renewed. Licenses may be revoked for cause, and license renewal applications may be denied if the FCC determines that renewal would not serve the public interest. In addition, all personal communications services licensees must satisfy certain coverage requirements. Licensees that fail to meet the coverage requirements may be subject to forfeiture of the license.

        Federal law preempts state and local regulation of the entry of, or the rates charged by, any provider of commercial mobile radio services, or CMRS, which includes personal communications services and cellular services. The FCC does not regulate such rates. The FCC imposes a variety of regulatory requirements on CMRS operators. For example, CMRS operators must be able to transmit 911 calls from any qualified handset without credit check or validation, are required to provide the location of the 911 caller within an increasingly narrow geographic tolerance over time, and as of December 31, 2003, are required to provide 911 service for individuals with speech and hearing disabilities, or TTY service. ACSW has petitioned the FCC for a limited waiver of the 911 implementation deadlines and for an extension of the TTY requirements; we cannot predict when or how the petitions will be decided.

        Local number portability allows a customer to retain his or her telephone number when changing telecommunications carriers within the same local market. ACSW implemented number portability as of May 24, 2004 in most of our markets, however, we may not be able to comply with this requirement in some of our smaller operating areas. Our failure to comply with the local number portability requirements could result in fines, other penalties or enforcement actions against us.

        The FCC also requires that if a LEC customer wants to retain a telephone number while changing to a CMRS service provider (such as ACSW), the LEC must have the capability to allow this wireline-to-wireless number portability by May 24, 2004 or within six months of a bona fide request, where the requesting CMRS carrier's coverage area overlaps the geographic location of the LEC rate center to which the number is assigned (unless the LEC can provide specific evidence demonstrating that doing so is not technically feasible). These number portability rules are expected to increase the level of competition among CMRS service providers, but also to increase the ability of CMRS providers to win customers from LECs. This rule has had little impact on our LECs, but we cannot predict the net impact of these new rules on us over the long-term.

  Internet Services

        We provide Internet access services as an Internet service provider, or ISP. The FCC has classified such services as information services, so they are not subject to various regulatory obligations that are imposed on common carriers, such as paying access charges or contributing to USF. Also, the FCC generally preempts state and local regulation of information services.

        In March 2002, the FCC held that high-speed Internet access service delivered using cable television facilities constitutes an "information service" (which is not subject to common carrier regulations). Although the Company's provision of high-speed Internet services over its telecommunications network is currently regulated as a telecommunications service, the FCC is considering whether to narrow the scope of this regulation to "non-dominant" status or reclassify such services as information services. The Company also offers a retail Internet service that is an information service under the FCC's current policies. The FCC's classification of cable modem services has been remanded by the United States Court of Appeals for the Ninth Circuit, which reiterated an earlier decision finding that cable modem services constituted both a "telecommunications service" and an "information service." The United States Supreme Court has accepted the FCC's appeal and a decision is expected this summer. The FCC is also currently giving further consideration to its regulation of high-speed Internet access services offered over cable facilities versus telecommunications facilities. The FCC may decrease regulation on the Company's broadband services or possibly subject cable modem services to certain common carrier responsibilities. If the FCC implements such a requirement, the Company may be able to supplement its own high-speed Internet access offerings by obtaining access to GCI's high-speed Internet access cable lines for its own Internet service provider.

        In February 2004, the FCC determined that particular entirely Internet-based voice over Internet Protocol, or VoIP, service is an information service and exempt from such regulatory obligations. Also in February 2004, the FCC launched a comprehensive rulemaking to determine the appropriate types of regulation, including such matters as intercarrier compensation and contributions to USF, to which ISPs offering or enabling different types of services, including VoIP, should be subject. In November 2004, the FCC decided that some VoIP services are exempt from certain state regulations. We cannot predict the outcome of these proceedings or the effect of FCC decisions in this area on our business.

  Other Federal Regulations

        We are subject to various other federal rules and statutes, including with regard to the use of customer proprietary network information in marketing services, and implementing capabilities to be used by law enforcement officials in executing court authorized electronic surveillance. Other FCC initiatives that may impact our regulated subsidiaries include access to poles, ducts, conduits and rights-of-way, Truth-in-Billing requirements, EEO reporting, and anti-slamming rules. These requirements may impose costs on us and limit our business opportunities.

State Regulation

        Telecommunication companies are required to obtain certificates of public convenience and necessity from the RCA prior to operating as a public utility in Alaska. The RCA must also approve transfers of such certificates. The RCA regulates rates and terms for local, intrastate access and intrastate long distance services. Also, pursuant to the Telecommunications Act and the FCC's rules, the RCA decides various aspects of local network interconnection offerings and agreements. In addition, the RCA supervises the administration of the Alaska Universal Service Fund, or AUSF, and decides on ETC status for purposes of the federal USF.

        The direction of state regulation under the RCA remains unclear. The RCA was formed in 1999 and is subject to periodic reauthorization. The RCA's ability to implement improved regulatory policies and practices was called into question by the Alaska legislature during the RCA's most recent reauthorization proceedings in 2003. While the RCA ultimately received reauthorization through 2007, the legislature did provide guidance on certain telecommunications policies, and it continues to scrutinize the regulatory process. Given the large number of proceedings currently before the RCA, including those addressing various aspects of local exchange competition, market structure, bundling, access charges, retail rates, and UNE rates, the continuing debate over regulatory policy and the recent seating of a majority of new commissioners creates uncertainty regarding the timing and direction of state regulatory policies.

  Interconnection

        The Telecommunications Act specifies that resale and UNE rates are to be negotiated among the parties subject to approval by the state regulatory commission, or, if the parties fail to reach an agreement, arbitrated by the state regulatory commission.

        In January 1997, ACSA's predecessor, ATU, entered into an interconnection agreement with GCI, which provided for resale and UNE interconnection, and with AT&T Alascom, which provided for resale. Neither interconnection agreement contained a defined term or a termination date. Near the end of 1999, we notified GCI of our view that the interconnection agreement pertaining to ACSA had reached the end of a reasonable period of availability. In January 2000, we filed a motion with the RCA to reopen the original GCI arbitration proceedings involving ACSA for the purpose of establishing an appropriate forward looking cost model and re-pricing various interconnection services and UNEs. On December 7, 2004, the RCA approved a new interconnection agreement between ACS and GCI, establishing new rates, terms and conditions effective November 26, 2004.

        Subsequent to the RCA terminating the rural exemptions for the Fairbanks, Juneau-Douglas and ACSN's Glacier State study area markets, we entered into unsuccessful negotiations for interconnection agreements with GCI. Interconnection issues, including the pricing for UNEs, were subject to a RCA arbitration during 2000. On September 5, 2000, the RCA issued orders largely ratifying the findings of the arbitrator in these interconnection arbitration proceedings. The agreements were scheduled to expire on October 5, 2003. Pursuant to the previously noted April 18, 2004 settlement agreement between ACS and GCI, ACSF and ACSAK have agreed to extend the existing interconnection agreements through 2007, with increased local loop rates effective January 1, 2005.

        Since 1999, we have also entered into interconnection agreements with Alaska Fiber Star, LLC, TelAlaska Long Distance, Inc., Level 3, and other entities.

  Competitive Local Exchange Regulations

        The APUC adopted regulations to govern competition in the local exchange marketplace. The transitional regulations provide for, among other things:

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  initial classification of all ILECs, including our rural properties and ACSA, as dominant carriers;

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  requirements that all carriers, both dominant and nondominant, offer all retail services for resale at wholesale rates (although the extent of the offerings depends on the facilities and general service offerings of the carriers);

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  dominant carrier pricing flexibility in competitive areas, under which carriers may reduce retail rates, offer new or repackaged services and implement special contracts for retail service upon 30 days' notice. Only rate increases affecting existing services are subject to full cost support showings for ILECs in areas with local competition; and

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  application of such regulations limited initially to the ACSA market, and in 2002, extended to the ACSF and ACSAK markets.

        The RCA has been reviewing and considering changes to these regulations to address changes in market structure. While we have actively participated in this proceeding, we cannot predict whether the RCA will enact any significant changes to the current regulations.

  End User Local Rates

        The rates charged by our ILECs to end-users for basic local service are generally subject to the RCA's regulation based on a cost-of-service method using an authorized rate of return. Local rates have historically been set at a level that will allow recovery of embedded costs for local service. Competition may prevent local rates from being sufficient to recover such costs for local service. Rate cases are typically infrequent, carrier-initiated and require the carrier to meet substantial burdens of proof.

        In compliance with an order of the APUC, all our ILECs filed revenue requirement studies on July 1, 2001. On April 8, 2004, the RCA approved a settlement proposed by the parties for ACSF, ACSAK and ACSN. This settlement generally resulted in some lower rates for ACSF and ACSN and some higher rates for ACSAK. Accordingly, new retail rates for Anchorage will remain at current levels.

  Intrastate Access Rates

        ILECs not yet subject to local competition participate in a pool administered by the Alaska Exchange Carrier Association, or AECA, for intrastate access charges to long distance carriers. The AECA pools their access costs and sets a statewide average price annually which participating ILECs charge to long distance carriers for originating or terminating calls. Access revenues are collected in a pool and then redistributed to the ILECs based on their actual costs.

        The RCA requires an ILEC to file separate, individual company access charge tariffs when a competitor enters its service area. These tariffs are based on the ILEC's cost of service and are revised annually. Our only ILEC remaining in the AECA pool as of December 31, 2003 is ACSN. The RCA has approved draft regulations for public comment that propose to change the current annual update process to a biennial review.

        The RCA recently adopted new regulations reducing the access fees local carriers can charge interchange carriers and a Network Access Fee on end-users to make up for the reduction in fees paid by interchange carriers.

  Alaska Universal Service Fund

        To remove subsidies which had been implicit in intrastate access pricing, the RCA established the Alaska Universal Service Fund, or AUSF. The AUSF serves as a complement to the federal USF, but must meet federal statutory criteria concerning consistency with federal rules and regulations. Currently, the AUSF supports a portion of certain higher cost carriers' switching costs, the costs of lifeline service (which supports rates of low income customers), and a portion of the cost of Public Interest Pay Telephones. Recent proposals have targeted the AUSF as a source of funding for cost shifts that are likely to occur as a result of intrastate access charge reform. The RCA has adopted regulations which limit high-cost switching support to local companies with access lines of 20,000 or less. This change has eliminated the switching support that our rural ILECs received. The resulting cost recovery shift is being addressed in the local service rate cases commenced in 2001. It is unclear the degree to which the AUSF might be used to absorb cost shifts that result if federal universal service support is scaled back in the future.

  Other State Regulations

        The RCA has adopted new rules governing provision of statewide directory assistance, or DA, that would alter the DA market structure, the manner of providing DA service in Alaska and carrier-to-carrier DA obligations. The new rules make the provision of DA more competitive and permit CLECs to provide DA service. ACSA may remain the provider of DA service in some areas, at least for some period of time, but other competitors such as GCI may enter the business.

        In addition, the RCA recently adopted regulations allowing some bundling of local exchange and intrastate interexchange services. The RCA's rules, however, impose some restrictions and limitations on our ability to bundle our services.

Environmental Regulations and Radio Emissions

        Our operations are subject to federal, state and local laws and regulations governing the use, storage, disposal of, and exposure to hazardous materials, the release of pollutants into the environment and the remediation of contamination. As an owner or operator of property and a generator of hazardous wastes, we could be subject to environmental laws that impose liability for the entire cost of cleanup at contaminated sites, regardless of fault or the lawfulness of the activity that resulted in contamination. We believe, however, that our operations are in substantial compliance with applicable environmental laws and regulations.

        Our wireless operations are also subject to regulations and guidelines that impose a variety of operational requirements relating to radio frequency emissions. The potential connection between radio frequency emissions and negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. To date, the results of these studies have been inconclusive. Although we have not been named in any lawsuits alleging damages from radio frequency emissions, it is possible we could be in the future, particularly if scientific studies conclusively determine that radio frequency emissions are harmful.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion describes the material U.S. federal income tax consequences associated with the purchase, ownership and disposition of our common stock as of the date hereof by U.S. Holders (as defined below) and Non-U.S. Holders (as defined below). This discussion deals only with common stock held as capital assets by holders who purchase common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

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  dealers in securities or currencies,

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  financial institutions,

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  regulated investment companies,

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  real estate investment trusts,

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  tax-exempt entities,

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  insurance companies,

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  persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle,

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  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,

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  persons liable for alternative minimum tax,

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  investors in pass-through entities, or

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  U.S. Holders (as defined below) whose "functional currency" is not the U.S. dollar.

        Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not address any state, local or non-U.S. tax consequences.

        A "U.S. Holder" means a beneficial owner of common stock that is for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States,

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  a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia,

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership purchasing common stock, we urge you to consult your own tax advisor.

        If you are considering the purchase of common stock, we urge you to consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of common stock, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

Consequences to U.S. Holders

        The following discussion applies only to U.S. Holders.

Dividends

        The gross amount of dividends paid to you will be treated as dividend income to you to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions to you in excess of earnings and profits will be treated first as a return of capital that reduces your tax basis in the shares of our common stock, and then as gain from the sale or exchange of shares of our common stock. Under current law, which is scheduled to "sunset" at the end of 2008, dividend income will generally be taxed to you (if you are an individual) at the rates applicable to long-term capital gains, provided that a minimum holding period and other requirements are satisfied. Dividends received after 2008 will be taxable to you at ordinary income rates. Corporate U.S. Holders may be entitled to a dividends-received deduction with respect to distributions treated as dividend income for U.S. federal income tax purposes, subject to numerous limitations and requirements.

Sale, Exchange or Other Disposition of Common Stock

        Upon the sale, exchange or other disposition of shares of our common stock, you generally will recognize capital gain or loss in an amount equal to the difference between the amount realized for your shares of common stock and your tax basis in the shares of common stock. Capital gains of individuals derived with respect to capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to dividends paid on common stock and to the proceeds of the sale of common stock paid to a U.S. Holder other than certain exempt recipients (such as corporations). A backup withholding tax will generally apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service ("IRS").

Consequences to Non-U.S. Holders

        The following discussion applies only to Non-U.S. Holders. A "Non-U.S. Holder" is a beneficial owner of common stock, other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder. Special rules may apply to certain Non-U.S. Holders, such as:

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  U.S. expatriates,

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  "controlled foreign corporations,"

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  "passive foreign investment companies,"

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  corporations that accumulate earnings to avoid U.S. federal income tax, and

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  investors in pass-through entities that are subject to special treatment under the Code.

        Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Dividends

        Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to withholding at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States and, if certain tax treaties apply, are attributable to your U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if you were a U.S. Holder. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a foreign corporation, any such effectively connected dividends received by you may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        If you wish to claim the benefit of an applicable treaty rate (and also avoid backup withholding as discussed below) for dividends, you will be required to:

  •
  complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and that you are entitled to the benefits of the applicable treaty, or

  •
  if the shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.

        Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

        If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition of Common Stock

        You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of shares of our common stock unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States, and, if certain tax treaties apply, is attributable to your U.S. permanent establishment,

  •
  if you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met, or

  •
  we are or have been during a specified testing period a "United States real property holding corporation" for U.S. federal income tax purposes.

        If you are an individual and are described in the first bullet above, you will be subject to tax on any gain derived from the sale, exchange or other disposition under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on any gain derived from the sale, exchange or other disposition which may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a foreign corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty.

        We believe that we are not and do not anticipate becoming, a "United States real property holding corporation" for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

        Under certain circumstances, Treasury regulations require information reporting and backup withholding on certain payments on common stock.

        Dividends on common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding provided the Non-U.S. Holder meets applicable certification requirements or otherwise establishes an exemption. We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the U.S. federal withholding tax withheld with respect to those dividends.

        Under Treasury regulations, payments on the sale or redemption of our common stock effected through a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, a foreign partnership with significant ownership or that is engaged in the conduct of a U.S. trade or business, or a branch of a foreign bank or insurance company, then information reporting (but not backup withholding) will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met. Information reporting and backup withholding generally will apply to sale or redemption payments effected at a U.S. office of any U.S. or foreign broker, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met.

        Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

UNDERWRITING

                                are the representatives of the underwriters. Subject to the terms and conditions set forth in the underwriting agreement, the underwriters named below have severally agreed to purchase, and we have agreed to sell to each underwriter, the following respective number of shares of common stock set forth opposite the name of each underwriter:

Name	Number of Shares

Total

        The underwriting agreement between us and the underwriters provides that the obligations of the underwriters to purchase the shares included in this offering are subject to conditions customary for offerings of this type. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to                        additional shares of common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Underwriting discounts and commissions

	Without over-allotment exercise	With over-allotment exercise
Per share
Total

        The underwriters initially propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at the public offering price less a concession not to exceed $                      per share. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $                      per share from the public offering price. If all of the shares are not sold at the public offering price, the representatives may change the public offering price and the other selling terms.

        We and our directors, executive officers and one of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and such holders of stock have agreed, subject to certain exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, options or warrants to acquire shares of common stock, or securities convertible into or exchangeable or exercisable for shares of common stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by us, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock, or publicly announce an intention to do any of the foregoing, without the prior written consent of                        for a period of     days after the date of this prospectus supplement. Such consent may be given at any time without public notice. The foregoing restrictions shall not apply to (i) the sale of common stock pursuant to this prospectus supplement and the accompanying prospectus, (ii) the issuance of common stock upon the exercise of options granted under our existing employee stock option plans, (iii) sales by our directors and executive officers under pre-existing plans adopted pursuant to Rule 10b5-1 under the Exchange Act, and (iv) sales by each of our directors, executive officers and one of our stockholders of up to an aggregate of 10% of the sum of (A) shares of common stock held as of the date of this prospectus supplement and (B) shares of common stock issuable upon the exercise of options to purchase common stock vested as of the date of this prospectus supplement.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        The underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Exchange Act in connection with this offering. Stabilizing transactions permit bids to purchase the common shares so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common shares in the open market following completion of this offering to cover all or a portion of a syndicate short position created by the underwriters selling more common shares in connection with this offering than they are committed to purchase from us. In addition, the underwriters may impose "penalty bids" under contractual arrangements between the underwriters and dealers participating in this offering whereby they may reclaim from a dealer participating in this offering the selling concession with respect to common shares that are distributed in this offering but subsequently purchased for the account of the underwriters in the open market. Such stabilizing transactions, syndicate covering transactions and penalty bids may result in the maintenance of the price of the common share at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if any are undertaken, they may be discontinued at any time.

        One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.

        In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. In general a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

        We estimate that our total expenses attributable to this offering will be approximately $                              excluding underwriting discounts and commissions.

        In the ordinary course of the underwriters' respective businesses, the underwriters and their affiliates may, from time to time, engage in commercial and investment banking transactions with us.

LEGAL MATTERS

        The validity of the shares of common stock being offered by this prospectus supplement will be passed upon for us by Leonard A. Steinberg, General Counsel of Alaska Communications Systems Group, Inc. As of the date of this filing, Mr. Steinberg owns directly [    ] shares of the Company's common stock and owns beneficially [    ] shares of the Company's common stock under various option grants, some of which are immediately exercisable. Certain legal matters in connection with the offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Shearman & Sterling LLP is counsel for the underwriters in connection with this offering.

[Insert Prospectus]

[                        ] SHARES OF COMMON STOCK

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

COMMON STOCK

PROSPECTUS SUPPLEMENT

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TABLE OF CONTENTS PROSPECTUS SUPPLEMENT
ABOUT THIS PROSPECTUS SUPPLEMENT
SUMMARY
THE OFFERING
SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
INDUSTRY, MARKET SHARE AND OTHER INFORMATION
USE OF PROCEEDS
CAPITALIZATION
DILUTION
DIVIDEND POLICY AND RESTRICTIONS
SELECTED HISTORICAL FINANCIAL DATA
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC. Unaudited Pro Forma Condensed Consolidated Balance Sheet As of September 30, 2004 (in thousands)
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC. Unaudited Pro Forma Condensed Consolidated Statements of Operations For the Nine Months Ended September 30, 2004 (in thousand, except per share data)
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC. Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Year Ended December 31, 2003 (in thousands, except per share data)
NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (in thousands)
NOTES TO CONSOLIDATED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Continued (in thousands)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
REGULATION
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
UNDERWRITING
LEGAL MATTERS